Exhibit 99.2

EXECUTION VERSION AGREEMENT AND PLAN OF MERGER by and among MAGNA INTERNATIONAL INC., 2486345 DELAWARE CORPORATION and VEONEER, INC. Dated as of July 22, 2021

TABLE OF CONTENTS

ARTICLE I

DEFINITIONS

Section 1.1 Definitions.....2

ARTICLE II

THE MERGER

Section 2.1 The Merger.....2
Section 2.2 The Closing.....2
Section 2.3 Effective Time.....2
Section 2.4 Certificate of Incorporation and Bylaws.....3
Section 2.5 Board of Directors.....3
Section 2.6 Officers.....3

ARTICLE III

EFFECT OF THE MERGER ON CAPITAL STOCK; EXCHANGE OF CERTIFICATES

Section 3.1 Effect on Securities.....3
Section 3.2 Payment for Securities; Exchange of Certificates.....4
Section 3.3 Company Equity Awards.....7
Section 3.4 Lost Certificates.....8
Section 3.5 Dissenting Shares.....8
Section 3.6 Transfers; No Further Ownership Rights.....9

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Section 4.1 Organization and Qualification; Subsidiaries.....9
Section 4.2 Capitalization.....10
Section 4.3 Authority Relative to Agreement.....12
Section 4.4 No Conflict; Required Filings and Consents.....13
Section 4.5 Permits; Compliance With Laws.....13
Section 4.6 Company SEC Documents; Financial Statements.....14
Section 4.7 Information Supplied.....14
Section 4.8 Disclosure Controls and Procedures.....15
Section 4.9 Absence of Certain Changes or Events.....15
Section 4.10 No Undisclosed Liabilities.....15
Section 4.11 Litigation.....15
Section 4.12 Employee Benefit Plans.....16
Section 4.13 Labor Matters.....17

ii

Section 4.14	Intellectual Property Rights	18
Section 4.15	Taxes	21
Section 4.16	Material Contracts	23
Section 4.17	Real Property	25
Section 4.18	Environmental	26
Section 4.19	Key Company Customers; Key Company Suppliers	27
Section 4.20	Quality and Safety of Products	27
Section 4.21	Anti-Bribery; Export Controls and Sanctions	28
Section 4.22	Brokers	29
Section 4.23	Opinion of Financial Advisor	29
Section 4.24	Insurance	29
Section 4.25	Takeover Statutes	29
Section 4.26	No Other Representations or Warranties	29

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUISITION SUB

Section 5.1	Organization and Qualification	31
Section 5.2	Authority Relative to Agreement	31
Section 5.3	No Conflict; Required Filings and Consents	32
Section 5.4	Litigation	32
Section 5.5	Absence of Certain Agreements	32
Section 5.6	Information Supplied	33
Section 5.7	Sufficient Funds	33
Section 5.8	Capitalization of Acquisition Sub	33
Section 5.9	Investment Intention	33
Section 5.10	Brokers	33
Section 5.11	Solvency	34
Section 5.12	Share Ownership	34
Section 5.13	WARN Act	34
Section 5.14	Management Agreements	34
Section 5.15	Acknowledgment of Disclaimer of Other Representations and Warranties	34

ARTICLE VI

COVENANTS AND AGREEMENTS

Section 6.1	Conduct of Business by the Company Pending the Merger	36
Section 6.2	Preparation of the Proxy Statement; Stockholders' Meeting	40
Section 6.3	Appropriate Action; Consents; Filings	42
Section 6.4	Access to Information; Confidentiality	44
Section 6.5	Non-Solicitation; Competing Proposals; Intervening Event	45
Section 6.6	Directors' and Officers' Indemnification and Insurance	50
Section 6.7	Notification of Certain Matters	52
Section 6.8	Public Announcements	53
Section 6.9	Employee Matters	53

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Section 6.10	Financing Cooperation	55
Section 6.11	Repayment of Indebtedness; Treatment of Convertible Notes	57
Section 6.12	Integration Planning	58
Section 6.13	Acquisition Sub; Parent Affiliates	59
Section 6.14	No Control of the Company's Business	59
Section 6.15	Rule 16b-3 Matters	59
Section 6.16	Stock Exchange Matters	59
Section 6.17	Takeover Laws	59

ARTICLE VII

CONDITIONS TO THE MERGER

Section 7.1	Conditions to the Obligations of Each Party	60
Section 7.2	Conditions to the Obligations of Parent and Acquisition Sub	60
Section 7.3	Conditions to the Obligations of the Company	61

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.1	Termination	61
Section 8.2	Effect of Termination	63
Section 8.3	Termination Fees; Expenses	63
Section 8.4	Amendment	65
Section 8.5	Extension; Waiver	65
Section 8.6	Expenses; Transfer Taxes	66

ARTICLE IX

GENERAL PROVISIONS

Section 9.1	Non-Survival of Representations, Warranties and Agreements	66
Section 9.2	Notices	66
Section 9.3	Interpretation; Certain Definitions	67
Section 9.4	Severability	69
Section 9.5	Assignment	69
Section 9.6	Entire Agreement	69
Section 9.7	No Third Party Beneficiaries	69
Section 9.8	Governing Law	69
Section 9.9	Specific Performance	70
Section 9.10	Consent to Jurisdiction	70
Section 9.11	Counterparts	71
Section 9.12	WAIVER OF JURY TRIAL	71

Appendix A A-1

iv

Index of Defined Terms

Acceptable Confidentiality Agreement........47, A-1
Acquisition Sub........1, A-1
Action........A-1
Adverse Recommendation Change........48, A-1
Affiliate........A-1
Aggregate Merger Consideration........A-1
Agreement........1, A-1
Alternative Acquisition Agreement........46, A-1
Antitrust Laws........A-1
Blue Sky Laws........A-1
Book-Entry Evidence........4, A-1
Bribery Act........28, A-1
Business Day........A-1
Business Plan........A-1
CARES Act........A-2
Certificate of Merger........2, A-2
Certificates........4, A-2
Clean Team Agreement........A-2
Closing........2, A-2
Closing Date........2, A-2
Code........A-2
Company........1, A-2
Company 401(k) Plan........A-2
Company Benefit Plan........A-2
Company Board........1, A-2
Company Bylaws........10, A-2
Company Capital Stock........11, A-2
Company Charter........10, A-2
Company Common Stock........1, A-3
Company Data........A-3
Company Debt........58
Company Disclosure Letter........A-3
Company Equity Awards........A-3
Company Equity Plan........A-3
Company Intellectual Property Rights........A-3
Company Material Adverse Effect........60, A-3
Company Material Contract........23, A-4
Company Option........A-4
Company Option Consideration........7, A-4
Company Owned IP........18, A-4
Company Permits........13, A-4
Company Privacy Policies........A-4
Company Products........A-5
Company PSU........A-5
Company PSU Consideration........8, A-5

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Company Recommendation A-5
Company Registered IP A-5
Company Related Parties 65, A-5
Company RSU A-5
Company RSU Consideration 7, A-5
Company SEC Documents 14, A-5
Company Securities A-5
Company Service Provider A-5
Company Stock Units A-5
Company Stockholder Approval 12, A-5
Company Stockholders Meeting 41, A-6
Company Technology A-6
Competing Proposal 49, A-6
Confidentiality Agreement A-6
Consent 13, A-6
Continuation Period 53, A-6
Continuing Employees 53, A-6
Contract A-6
control A-6
Convertible Notes A-6
Convertible Notes Indenture A-6
Copyrights A-9
COVID Measures A-6
COVID-19 .... A-6
D&O Indemnified Parties 50, A-6
Data Processor A-7
Debt Payoff Amount 58
DGCL 1, A-7
Dissenting Shares 8, A-7
Domain Names A-9
Effective Time 2, A-7
Environmental Laws A-7
ERISA A-7
ERISA Affiliate A-7
Exchange Act A-7
Exchange Fund 4, A-7
Existing D&O Insurance Policies 51, A-7
Expenses A-7
Export Control Laws A-7
FCPA 28, A-8
Financial Advisors A-8
GAAP A-8
Governmental Authority A-8
Hazardous Materials A-8
HSR Act A-8
Information Security Program A-8

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Intellectual Property Rights A-8
Intervening Event 50, A-9
Investment Screening Laws A-9
IRS A-9
IT Assets A-9
IT Systems A-9
Key Company Customers 27, A-9
Key Company Supplier A-9
Key Company Suppliers 27
Knowledge A-9
Law A-10
Leased Real Property 26, A-10
Lien A-10
Malicious Code A-10
Maximum Amount 51, A-10
Measurement Date 10, A-10
Merger 1, A-10
Merger Consideration 4, A-10
New Plans 54, A-10
Notice of Adverse Recommendation 48, A-10
Notice Period 48, A-10
NYSE 13, A-10
Old Plans 54, A-10
Open License Terms A-10
Order A-11
Outside Counsel Only Material 44
Outside Date 61, A-11
Owned Real Property 25, A-11
Parent 1, A-11
Parent 401(k) Plan 55
Parent Common Stock A-11
Parent Disclosure Letter A-11
Parent Material Adverse Effect 61, A-11
Parent Organizational Documents A-11
Patents A-8
Paying Agent 4, A-11
Paying Agent Agreement 4, A-11
Payoff Letter 58, A-11
Permitted Lien A-11
Person A-12
Personal Data A-12
Privacy Requirements A-12
Process A-13
Processed A-13
Processing A-13
Project Winston 30

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Proposed Financing 55, A-13
Proxy Statement 40, A-13
Public Software A-13
Real Property Leases 26, A-13
Release A-13
Representatives A-14
Required Information A-14
Sanctions Laws A-14
SDR A-14
SEB 41, A-14
SEC A-14
Secretary 2, A-14
Securities Act A-15
Security Incident A-15
Solvent 34, A-15
Source Code A-15
Specified Agreement A-13
Specified Person A-13
Spin Date A-15
Subsidiary A-15
Superior Proposal 50, A-15
Support Agreements 1
Surviving Corporation 2, A-15
Tail Coverage 52, A-15
Takeover Laws 29, A-15
Tax A-15
Tax Matters Agreement 23, A-15
Tax Returns A-15
Taxes A-15
Technology A-15
Termination Fee A-16
Third Party A-16
Trade Secrets A-9
Trademarks A-9
Treasury Regulations A-16
U.S. 68
United States 68
VDR 30, A-16
Veoneer, Inc 3
WARN A-16

viii

THIS AGREEMENT AND PLAN OF MERGER, dated as of July 22, 2021 (this “ Agreement ”), is made by and among Magna International Inc . , an Ontario corporation (“ Parent ”), 2486345 Delaware Corporation, a Delaware corporation and an indirect, wholly owned Subsidiary of Parent (“ Acquisition Sub ”), and Veoneer, Inc . , a Delaware corporation (the “ Company ”) . W I T N E S S E T H: WHEREAS, the Company, Parent and Acquisition Sub desire to effect the merger of Acquisition Sub with and into the Company, pursuant to the Delaware General Corporation Law (the “ DGCL ”), with the Company continuing as the surviving corporation and as an indirect, wholly owned Subsidiary of Parent (the “ Merger ”), on the terms and subject to the conditions set forth in this Agreement, pursuant to which, except as otherwise provided in Section 3 . 1 , each share of common stock, par value $ 1 . 00 per share, of the Company (the “ Company Common Stock ”) issued and outstanding immediately prior to the Effective Time will be converted into the right to receive the Merger Consideration, without interest and subject to any withholding of Taxes required by applicable Law ; WHEREAS, the board of directors of the Company (the “ Company Board ”) has unanimously (a) approved this Agreement, the Merger and the other transactions contemplated hereby, (b) determined that the Merger and the other transactions contemplated hereby, taken together, are advisable and in the best interests of the Company and its stockholders and (c) on the terms and subject to the conditions as set forth in this Agreement, resolved to recommend the adoption of this Agreement by the Company’s stockholders ; WHEREAS, the boards of directors of each of Parent and Acquisition Sub have unanimously (a) approved this Agreement, the Merger and the other transactions contemplated hereby, (b) determined that the Merger and the other transactions contemplated hereby, taken together, are advisable and in the best interests of Parent, Acquisition Sub and their respective stockholders and (c) recommended the adoption of this Agreement by Acquisition Sub’s sole stockholder ; WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the willingness of Parent and Acquisition Sub to enter into this Agreement, certain Company stockholders have delivered voting and support agreements (the “ Support Agreements ”) to Parent and Sub, pursuant to which such Persons have agreed, among other things, to vote all shares of Company Common Stock beneficially owned by them in favor of the adoption of this Agreement and the Merger ; WHEREAS, the sole stockholder of Acquisition Sub has adopted this Agreement and the consummation of the transactions contemplated hereby, including the Merger ; and WHEREAS, each of Parent, Acquisition Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger .

2 NOW, THEREFORE, in consideration of the foregoing and the representations, warranties and covenants and subject to the conditions herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows : ARTICLE I D E F INITI O N S Section 1 . 1 Definitions . Defined terms used in this Agreement have the respective meanings ascribed to them by definition in this Agreement or in Appendix A . ARTICLE II THE M E RG E R Section 2.1 The Merger . Upon the terms and subject to the conditions of this Agreement, and in accordance with the DGCL, at the Effective Time, Acquisition Sub shall be merged with and into the Company, whereupon the separate existence of Acquisition Sub shall cease, and the Company shall continue as the surviving corporation (the “ Surviving Corporation ”) and shall continue to be governed by the laws of the State of Delaware. At the election of Parent, any direct or indirect wholly owned subsidiary of Parent, that is a Delaware corporation, may be substituted for Acquisition Sub as a constituent corporation in the Merger so long as such substitution has no impact on the transactions contemplated hereby. In such event, the parties hereto shall execute an appropriate amendment to this Agreement in order to reflect the foregoing. Section 2 . 2 The Closing . Subject to the provisions of Article VII , the closing of the Merger (the “ Closing ”) shall take place at 9 : 00 a . m . (New York City time) on a date to be specified by the Company and Parent, but no later than the third ( 3 rd ) Business Day after the satisfaction or, to the extent not prohibited by Law, waiver of all of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent not prohibited by Law, waiver of such conditions), and the Closing shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP ; One Manhattan West ; New York, New York 10001 , or by the electronic exchange of documents, unless another time, date or place is agreed to in writing by the Company and Parent (such date being the “ Closing Date ”) . Section 2.3 Effective Time . (a) Concurrently with the Closing, each of the Company, Parent and Acquisition Sub shall cause a certificate of merger with respect to the Merger (the “ Certificate of Merger ”) to be executed, acknowledged, delivered to and filed with the Office of the Secretary of State of the State of Delaware (the “ Secretary ”) as provided under the DGCL . The Merger shall become effective on the date and time at which the Certificate of Merger has been received for filing by the Secretary (such date and time of filing, or such later time as may be agreed to by Parent, Acquisition Sub and the Company and set forth in the Certificate of Merger, being hereinafter referred to as the “ Effective Time ”) .

3 (b) The Merger shall have the effects set forth in the applicable provisions of the DGCL, this Agreement and the Certificate of Merger . Without limiting the generality of the foregoing, from and after the Effective Time, the Surviving Corporation shall possess all properties, rights, privileges, powers and franchises of the Company and Acquisition Sub, and all of the claims, obligations, liabilities, debts and duties of the Company and Acquisition Sub shall become the claims, obligations, liabilities, debts and duties of the Surviving Corporation . Section 2 . 4 Certificate of Incorporation and Bylaws . Subject to compliance with Section 6 . 6 , at the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation shall be amended and restated to be identical to the certificate of incorporation and bylaws of Acquisition Sub, except that the name of the Acquisition Sub set forth therein shall be changed to the name of the Surviving Corporation, until thereafter amended in accordance with the applicable provisions of the certificate of incorporation and bylaws of the Surviving Corporation and the DGCL, except that (i) in each case, the name of the Surviving Corporation shall be “ Veoneer, Inc . ” and (ii) the indemnity and exculpation provisions shall be the same as those under the Company’s certificate of incorporation and bylaws, respectively, in each case as in effect as of the date of this Agreement . Section 2 . 5 Board of Directors . The board of directors of the Surviving Corporation effective as of, and immediately following, the Effective Time shall consist of the members of the board of directors of Acquisition Sub immediately prior to the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors shall have been duly elected, designated and qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation . Section 2 . 6 Officers . From and after the Effective Time, the officers of the Company at the Effective Time shall be the officers of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified in accordance with applicable Law . ARTICLE III EFFECT OF THE MERGER ON CAPITAL STOCK; EXCHANGE OF CERTIFICATES Section 3 . 1 Effect on Securities . At the Effective Time (or such other time specified in this Section 3 . 1 ), by virtue of the Merger and without any action on the part of the Company, Parent, Acquisition Sub or any holder of any securities of the Company or Acquisition Sub or any other Person : (a) Cancellation of Company Securities . Each share of Company Common Stock held by the Company or any Subsidiary of the Company (including shares held as treasury stock) or held, directly or indirectly, by Parent or Acquisition Sub or any of their wholly owned Subsidiaries immediately prior to the Effective Time shall automatically be cancelled and retired and shall cease to exist as issued or outstanding shares, and no consideration or payment shall be delivered in exchange therefor or in respect thereof .

4 (b) Conversion of Company Securities . Except as otherwise provided in this Agreement, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares cancelled pursuant to Section 3 . 1 (a) and any Dissenting Shares) shall be converted into the right to receive $ 31 . 25 per share of Company Common Stock in cash (the “ Merger Consideration ”), without interest and subject to any withholding of Taxes required by applicable Law . Each share of Company Common Stock to be converted into the right to receive the Merger Consideration as provided in this Section 3 . 1 (b) shall no longer be issued or outstanding and shall automatically be cancelled and shall cease to exist, and the holders of certificates (the “ Certificates ”) or book - entry evidence of shares (“ Book - Entry Evidence ”) which immediately prior to the Effective Time represented such shares of Company Common Stock shall cease to have any rights with respect to such Company Common Stock other than the right to receive, upon surrender of such Certificates or Book - Entry Evidence in accordance with Section 3 . 2 , the Merger Consideration without interest thereon and subject to any withholding of Taxes required by applicable Law . (c) Conversion of Acquisition Sub Capital Stock . At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each share of common stock, $ 1 . 00 par value per share, of Acquisition Sub issued and outstanding immediately prior to the Effective Time shall automatically be converted into and become 1 , 000 fully paid, non - assessable shares of common stock, $ 1 . 00 par value per share, of the Surviving Corporation and shall constitute the only issued or outstanding shares of capital stock of the Surviving Corporation . (d) Adjustments . Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, any change in the number of outstanding shares of Company Common Stock shall occur as a result of a reclassification, recapitalization, stock split (including a reverse stock split) or similar event, or combination, exchange or readjustment of shares, or any stock dividend or distribution with a record date during such period, the Merger Consideration shall be equitably adjusted to provide the same economic effect as contemplated by this Agreement prior to such event . Nothing in this Section 3 . 1 (d) shall be construed to permit any party to take any action that is otherwise prohibited or restricted by any other provision of this Agreement . Section 3.2 Payment for Securities; Exchange of Certificates . (a) Designation of Paying Agent ; Deposit of Exchange Fund . No later than ten (10) days prior to the Effective Time, Parent shall, at its sole cost and expense, designate a reputable bank or trust company (the “ Paying Agent ”) that is organized and doing business under the laws of the United States, the identity and the terms of appointment of which to be reasonably acceptable to the Company, to act as paying agent for the payment of the Aggregate Merger Consideration, and shall enter into an agreement (the “ Paying Agent Agreement ”) relating to the Paying Agent’s responsibilities with respect thereto, in form and substance reasonably acceptable to the Company . Concurrently with the filing of the Certificate of Merger, Parent shall deposit, or cause to be deposited with the Paying Agent, cash constituting an amount equal to the Aggregate Merger Consideration (such Aggregate Merger Consideration as deposited with the Paying Agent, the “ Exchange Fund ”) . In the event the Exchange Fund shall be insufficient to make the payments contemplated by Section 3 . 1 (b) , Parent shall promptly deposit, or cause to be deposited, additional funds with the Paying Agent in an amount which is equal to the deficiency in the amount required

5 to make such payments in full . Parent shall cause the Exchange Fund to be (i) held for the benefit of the holders of Company Common Stock and (ii) applied promptly to making the payments pursuant to Section 3 . 1 (b) . The Exchange Fund shall not be used for any purpose other than to fund payments pursuant to Section 3 . 1 , except as expressly provided for in this Agreement . (b) Procedures for Exchange . (i) Certificates . As promptly as reasonably practicable following the Effective Time and in any event not later than the second ( 2 nd ) Business Day thereafter, the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of a Certificate that immediately prior to the Effective Time represented outstanding shares of Company Common Stock (A) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof) to the Paying Agent and which shall be in the form and have such other provisions as Parent and the Company may reasonably specify and (B) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration into which the number of shares of Company Common Stock previously represented by such Certificate shall have been converted pursuant to this Agreement (which instructions shall be in the form and have such other provisions as Parent and the Company may reasonably specify) . (ii) Book - Entry Evidence . As promptly as reasonably practicable following the Effective Time and in any event not later than the second ( 2 nd ) Business Day thereafter, the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of a Book - Entry Evidence not held through The Depository Trust Company (and to deliver to The Depository Trust Company, in the case of holders of Book - Entry Evidence held through The Depository Trust Company) that immediately prior to the Effective Time represented outstanding shares of Company Common Stock (A) a letter of transmittal, which shall be in the form and have such other provisions as Parent and the Company may reasonably specify, and (B) instructions for returning such letter of transmittal in exchange for the right to receive the Merger Consideration into which the number of shares of Company Common Stock previously represented by such Book - Entry Evidence shall have been converted pursuant to this Agreement (which instructions shall be in the form and have such other provisions as Parent and the Company may reasonably specify) . Notwithstanding anything to the contrary contained in this Agreement, no holder of Book - Entry Evidence shall be required to deliver a Certificate or, in the case of holders of Book - Entry Evidence held through The Depository Trust Company, an executed letter of transmittal to the Paying Agent to receive the Merger Consideration that such holder is entitled to receive pursuant to Section 3 . 1 (b) . (c) Timing of Exchange . Upon surrender of a Certificate (or affidavit of loss in lieu thereof) or Book - Entry Evidence for cancellation to the Paying Agent, together with, in the case of Certificates and Book - Entry Evidence not held through The Depository Trust Company, a letter of transmittal duly completed and validly executed in accordance with the instructions thereto, or, in the case of Book - Entry Evidence held through The Depository Trust Company, receipt of an “agent’s message” by the Paying Agent, and such other documents as may be required pursuant to such instructions, the holder of such Certificate or Book - Entry Evidence shall be

6 entitled to receive in exchange therefor the Merger Consideration for each share of Company Common Stock formerly represented by such Certificate or Book - Entry Evidence upon the later to occur of (i) the Effective Time or (ii) the Paying Agent’s receipt of such Certificate (or affidavit of loss in lieu thereof), Book - Entry Evidence or “agent’s message,” and the Certificate (or affidavit of loss in lieu thereof) or Book - Entry Evidence so surrendered shall be forthwith cancelled . The Paying Agent Agreement shall provide that the Paying Agent shall accept such Certificates (or affidavits of loss in lieu thereof) or Book - Entry Evidence upon compliance with such reasonable terms and conditions as the Paying Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices . No interest shall be paid or accrued for the benefit of holders of the Certificates or Book - Entry Evidence on the Merger Consideration payable upon the surrender of the Certificates or Book - Entry Evidence . (d) Termination of Exchange Fund . Any portion of the Exchange Fund which remains undistributed to the holders of the Certificates or Book - Entry Evidence for one (1) year after the Effective Time shall be delivered to the Surviving Corporation, upon written demand, and any such holders prior to the Merger who have not theretofore complied with this Article III shall thereafter look only to the Surviving Corporation as a general creditor thereof for payment of their claims for Merger Consideration (without any interest thereon) in respect thereof, subject to abandoned property, escheat or similar Law . (e) No Liability . None of Parent, Acquisition Sub, the Company, the Surviving Corporation or the Paying Agent shall be liable to any Person in respect of any cash held in the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law . If any Certificate or Book - Entry Evidence shall not have been surrendered immediately prior to the date on which any cash in respect of such Certificate or Book - Entry Evidence would otherwise escheat to or become the property of any Governmental Authority, any such cash in respect of such Certificate or Book - Entry Evidence shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto . (f) Investment of Exchange Fund . The Paying Agent Agreement shall provide that the Paying Agent shall invest any cash included in the Exchange Fund as directed by Parent or, after the Effective Time, the Surviving Corporation ; provided that (i) no such investment (including any losses thereon) shall relieve Parent or the Paying Agent from making the payments required by this Article III , and following any losses (or any diminishment of the Exchange Fund for any other reason below the level required to make prompt cash payment in full of the aggregate funds required to be paid pursuant to the terms hereof) Parent shall promptly provide additional funds to the Paying Agent for the benefit of the holders of Company Common Stock in the amount of such losses, (ii) no such investment shall have maturities that could prevent or delay payments to be made pursuant to this Agreement and (iii) all such investments shall be in short - term obligations of the United States of America with maturities of no more than thirty (30) days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America . Any interest or income produced by such investments will be payable to the Surviving Corporation or Parent, as directed by Parent . (g) Withholding . Parent, the Surviving Corporation or the Paying Agent, as applicable, shall be entitled to deduct and withhold from the consideration otherwise payable

7 pursuant to this Agreement such amounts as they are required to deduct and withhold with respect to the making of such payment under applicable Law . Parent shall use reasonable best efforts to notify or cause to be notified, at least ten (10) Business Days prior to making any such deduction or withholding, the Person in respect of whom such deduction or withholding is expected to be made of such deduction or withholding (except no such notification shall be required if such Person is receiving such consideration as compensation for services for purposes of applicable Tax Law), which notice shall be in writing and include the amount of and basis for such deduction or withholding . Parent or the Surviving Corporation, as applicable, shall cooperate with such Person to reduce or eliminate any such requirement to deduct or withhold to the extent permitted by Law . To the extent that amounts are so withheld or paid over to or deposited with the relevant Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made . Section 3.3 Company Equity Awards . (a) Company Options . At the Effective Time, each Company Option (whether or not vested) that is outstanding immediately prior to the Effective Time shall, automatically and without any required action on the part of the Company or the holder thereof, vest (if unvested) and be cancelled and converted into the right to receive an amount in cash, without interest, and subject to any withholding of Taxes required by applicable Law, equal to the product of (i) the excess, if any, of (A) the Merger Consideration over (B) the per - share exercise price for such Company Option multiplied by (ii) the total number of shares of Company Common Stock underlying such Company Option (the “ Company Option Consideration ”) ; provided that if the exercise price per share of Company Common Stock of such Company Option is equal to or greater than the Merger Consideration, such Company Option shall be cancelled without any cash payment or other consideration being made in respect thereof . (b) Treatment of Company RSUs . At the Effective Time, each Company RSU that is outstanding immediately prior to the Effective Time shall, automatically and without any required action on the part of the holder thereof, vest (if unvested) and be cancelled and converted into the right to receive an amount in cash, without interest and subject to any withholding of Taxes required by applicable Law, equal to the product of (i) the total number of shares of Company Common Stock underlying such Company RSU (including any shares of Company Common Stock in respect of dividend equivalent units credited thereon) multiplied by (ii) the Merger Consideration (the “ Company RSU Consideration ”) . (c) Treatment of Company PSUs . At the Effective Time, each Company PSU that is outstanding immediately prior to the Effective Time shall, automatically and without any required action on the part of the holder thereof, vest (if unvested) and be cancelled and converted into the right to receive an amount in cash, without interest and subject to any withholding of Taxes required by applicable Law, equal to the product of (i) the number of shares of Company Common Stock underlying such Company PSU (including any shares of Company Common Stock in respect of dividend equivalent units credited thereon) determined based on the attainment of the applicable performance metrics at (x) the actual level of performance for any performance periods that have concluded prior to the Effective Time, and (y) the greater of the target level of performance or actual level of performance measured through the Closing Date (as determined by the Board of

8 Directors of the Company), for any performance periods that would otherwise conclude following the Effective Time, in each case, multiplied by (ii) the Merger Consideration (the “ Company PSU Consideration ”) . (d) Delivery of Company Equity Award Consideration ; Withholding ; Section 409 A . Parent shall cause the Surviving Corporation to pay through the payroll system of the Surviving Corporation (to the extent applicable) to each holder of a Company Equity Award the Company Option Consideration, Company RSU Consideration and Company PSU Consideration, as applicable, less any required withholding Taxes and without interest, within two (2) Business Days following the Effective Time, subject to any requirements under applicable Law . Notwithstanding anything herein to the contrary, (i) with respect to any Company Equity Award that constitutes nonqualified deferred compensation subject to Section 409 A of the Code and that the Company determines prior to the Effective Time is not eligible to be terminated in accordance with Treasury Regulation Section 1 . 409 A - 3 (j)(4)(ix)(B), such payment will be made at the earliest time permitted under the applicable Company Equity Plan that will not trigger a Tax or penalty under Section 409 A of the Code and (ii) with respect to Company Equity Awards held by individuals subject to Taxes imposed by the Laws of a country other than the United States, the parties hereto shall cooperate in good faith prior to the Effective Time to minimize the Tax impact of the provisions set forth in this Section 3 . 3 . (e) Corporate Actions . At or prior to the Effective Time, the Company, the Company Board or the Compensation Committee of the Company Board, as applicable, shall adopt any resolutions and take any actions which are necessary to effectuate the provisions of this Section 3 . 3 . Section 3 . 4 Lost Certificates . If any Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit, in form and substance reasonably acceptable to Parent and the Company, of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable and customary amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to which the holder thereof is entitled pursuant to this Article III ; provided , however , that the Paying Agent or Parent may, in its reasonable discretion and as a condition precedent to the payment of such Merger Consideration and any dividends or distributions that such holder is entitled to receive pursuant to this Article III , require the owner of such lost, stolen or destroyed Certificate to provide a bond in a customary amount . Section 3 . 5 Dissenting Shares . Notwithstanding Section 3 . 1 (b) , shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and held by a holder who is entitled to, and has properly exercised and perfected his, her or its demand for, appraisal rights under Section 262 of the DGCL (the “ Dissenting Shares ”) shall not be converted into the right to receive the Merger Consideration, but the holders of such Dissenting Shares shall be entitled to receive such consideration as shall be determined pursuant to Section 262 of the DGCL ; provided , however , that if any such holder shall have failed to perfect or shall have effectively withdrawn or lost his or her right to appraisal and payment under Section 262 of the DGCL (whether occurring before, at or after the Effective Time), such holder’s shares of Company

9 Common Stock shall thereupon be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration, without any interest thereon, in accordance with Section 3 . 1 (b) and such shares shall no longer be deemed to be Dissenting Shares . The Company shall give prompt written notice to Parent of any demands, withdrawals of demands and any other instruments, notices or demands received by the Company for the appraisal of any shares under Section 262 of the DGCL, and Parent shall have the right to participate in and direct and control, in consultation with the Company, all negotiations and proceedings with respect to such demands . Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demand, or agree to do any of the foregoing . Section 3 . 6 Transfers ; No Further Ownership Rights . From and after the Effective Time, there shall be no registration of transfers on the stock transfer books of the Company of shares of Company Common Stock that were outstanding immediately prior to the Effective Time . If Certificates or Book - Entry Evidence are presented to the Surviving Corporation, Parent or Paying Agent for transfer following the Effective Time, they shall be cancelled against delivery of the applicable Merger Consideration as provided for in Section 3 . 1 (b) for each share of Company Common Stock formerly represented by such Certificates or Book - Entry Evidence . In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer records of the Company, payment may be made to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of Parent that such Tax has been paid or is not applicable . Payment of the Merger Consideration in accordance with the terms of this Article III , and, if applicable, any unclaimed dividends upon the surrender of Certificates, shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock formerly represented by such Certificates or Book - Entry Evidence . ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE COMPANY Except as disclosed in the Company Disclosure Letter (subject to Section 9 . 3 (b) ) or in the publicly available Company SEC Documents filed with or furnished to the SEC by the Company on or after the Spin Date and prior to the date of this Agreement (other than any disclosures set forth under the headings “Risk Factors” or “Forward - Looking Statements,” any disclosure in any section relating to forward - looking statements and any other statements that are predictive or forward - looking in nature other than historical facts included therein) ; provided that in no event shall any disclosure in any Company SEC Document qualify or limit the representations and warranties of the Company set forth in Section 4 . 1 (Organization and Qualifications ; Subsidiaries), Section 4 . 2 (a) (Capitalization), Section 4 . 3 (Authority Relative to Agreement), Section 4 . 22 (Brokers) or Section 4 . 23 (Opinion of Financial Advisor) the Company hereby represents and warrants to Parent as of the date hereof as follows : Section 4 . 1 Organization and Qualification ; Subsidiaries . Each of the Company and its Subsidiaries is a corporation, partnership or other entity duly organized, validly existing and (to

10 the extent applicable) in good standing under the laws of the jurisdiction of its incorporation or organization and has the requisite entity power and authority to own, lease and operate its properties and assets and to conduct its business as it is now being conducted, except where the failure to be in good standing or to have such power and authority as would not have a Company Material Adverse Effect . Each of the Company and its Subsidiaries is duly qualified or licensed to do business and (to the extent applicable) is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and (to the extent applicable) in good standing would not have a Company Material Adverse Effect . True, complete and correct copies of the Company’s amended and restated certificate of incorporation (the “ Company Charter ”) and amended and restated bylaws (the “ Company Bylaws ”), as currently in effect, are included in the Company SEC Documents . The Company is not in violation, in any material respect, of the Company Charter and Company Bylaws and no “significant subsidiary”, as such term is defined in Regulation S - X promulgated by the SEC, is in violation, in any material respect, of any of its articles of association, certificate of incorporation, bylaws, limited partnership agreement, limited liability company agreement or comparable constituent or organizational documents . Section 4.2 Capitalization . (a) As of July 20 , 2021 (the “ Measurement Date ”), the authorized capital stock of the Company consists of (i) 325 , 000 , 000 shares of Company Common Stock, 111 , 959 , 234 of which were issued and outstanding, (ii) 25 , 000 shares of preferred stock, par value $ 1 . 00 per share (none of which were issued and outstanding), (iii) Company Options to purchase an aggregate of 199 , 421 shares of Company Common Stock and (iv) 1 , 141 , 320 . 6 shares of Company Common Stock subject to outstanding Company Stock Units (with Company PSUs measured at the target level of performance for any non - completed periods) . Since the Measurement Date the Company has not issued or granted any Company Securities other than pursuant to the exercise of Company Options outstanding as of the Measurement Date . Other than the Company Securities, no Company Capital Stock is outstanding . As of the date hereof, no shares of Company Common Stock are held by the Company in its treasury or by any Subsidiary of the Company . All outstanding shares of Company Common Stock and capital stock or equivalent equity interests of each Subsidiary of the Company are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights . As of the date hereof, other than as set forth above in this Section 4 . 2 (a) or in Section 4 . 2 (d) of the Company Disclosure Letter, there are no existing and outstanding (A) shares of capital stock or equity interests of the Company or securities of the Company or its Subsidiaries convertible into or exchangeable for shares of capital stock or other equity or voting interests of the Company, (B) options, warrants, calls, restricted shares, phantom stock, stock appreciation rights, performance units, contingent value rights, subscriptions or other rights, convertible securities (other than the Convertible Notes), agreements or commitments (including any bonds, debentures, notes or other indebtedness having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of the Company or its Subsidiaries may vote) of any character to which the Company or any of its Subsidiaries is a party obligating the Company or any of its Subsidiaries to issue, transfer or sell any shares of capital stock or other equity interests in the Company or any of its Subsidiaries or securities convertible into or exchangeable for such shares or equity interests, (collectively and together with the shares, interests or securities referred to in clause (A),

11 “ Company Capital Stock ”), (C) contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any capital stock or other equity interests of the Company, (D) voting trusts or similar agreements to which the Company is a party with respect to the voting or registration of the capital stock or other equity interests of the Company or any of its Subsidiaries, (E) other than as provided in Section 7 of the Specified Agreement, contractual obligations or agreements restricting the transfer of, requiring the registration for sale of, or granting any preemptive rights, subscription rights, anti - dilutive rights, rights of first refusal or any similar rights with respect to any Company Securities or capital stock of (or other equity or voting interest in) any Subsidiary of the Company, or (F) phantom stock, restricted stock units, equity or equity - based awards or other contractual rights the value of which is determined in whole or in part by reference to the value of any capital stock of the Company or outstanding stock appreciation rights issued by the Company with respect to the capital stock of the Company . Except as permitted after the date hereof pursuant to the terms of this Agreement, there are no individuals with an offer letter, other employment Contract or other arrangement or Contract that contemplates a grant of awards that would be Company Options, Company RSUs, Company PSUs (if outstanding on the date hereof) or other equity or equity - based awards, or who has been promised any such awards, which awards have not been granted as of the date hereof . The Company has not issued any Company Securities or incurred any obligation to make any payments to any Person based on the price or value of any Company Securities, other than in connection with any Company Equity Awards outstanding as of Measurement Date in accordance with their terms . No dividends or similar distributions have accrued or been declared but are unpaid on any Company Securities, and the Company is not subject to any obligation (contingent or otherwise) to pay any dividend or otherwise to make any distribution or payment to any current or former holder of any Company Securities (in each case, other than with respect to dividends to be paid by any wholly owned Subsidiary of the Company to the Company or any wholly owned Subsidiary of the Company) . (b) All of the outstanding shares of capital stock or equivalent equity interests of each of the Company’s Subsidiaries are owned of record and beneficially, directly or indirectly, by the Company or the relevant wholly owned Subsidiary and free and clear of all Liens except for restrictions imposed by applicable securities Laws and Permitted Liens . (c) Neither the Company nor any of its Subsidiaries owns, directly or indirectly, any interest or investment (whether equity or debt, including any security or other rights, agreement or commitment convertible or exercisable into, or exchangeable for, any equity interests) in any Person, other than a Subsidiary of the Company. (d) As soon as reasonably practicable after the date of this Agreement, the Company shall deliver to Parent a complete and accurate list of each outstanding Company Equity Award granted under any of the Company Equity Plans and: (i) the employee identification number of the holder of such Company Equity Award, (ii) the type of Company Equity Award (i.e., whether a Company Option, Company RSU or Company PSU), (iii) with respect to any Company Option, whether the Company Option is intended to qualify as an “incentive stock option” under Section 422 of the Code, (iv) the name of the Company Equity Plan under which the Company Equity Award was issued, (v) the number of shares of Company Common Stock subject to such outstanding Company Equity Award (including, for Company PSUs, both the target and maximum number of shares of the Company issuable under such Company PSU), (vi) if applicable, the exercise price, strike price or similar pricing of such Company Equity Award, (vii) the date on

12 which such Company Equity Award was granted or issued, (viii) the applicable vesting, repurchase or other lapse of restrictions schedule, (ix) the number of shares of Company Common Stock which are vested and unvested with respect to the Company Equity Award, and (x) the expiration date of the term of such Company Equity Award (if applicable) . (e) As of July 20 , 2021 , 11 , 828 , 560 shares of Company Common Stock are reserved for issuance in connection with the Convertible Notes and the Conversion Rate (as defined in the Convertible Notes Indenture) of the Convertible Notes is 44 . 8179 shares of Company Common Stock per $ 1 , 000 aggregate principal amount of Convertible Notes (taking into account any adjustments deferred and not yet made pursuant to Section 14 . 04 (l) of the Convertible Notes Indenture) . Section 4.3 Authority Relative to Agreement . (a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, including the Merger, subject to the adoption of this Agreement by the holders of a majority of the outstanding shares of Company Common Stock that are entitled to vote thereon at the Company Stockholders Meeting, whether in person or by proxy (the “ Company Stockholder Approval ”) . The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the transactions contemplated by this Agreement, have been duly and validly authorized by all necessary corporate action by the Company, except for the Company Stockholder Approval, and no other corporate Action on the part of the Company is necessary to authorize the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement . This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights and remedies generally and (ii) the remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought . The Company Stockholder Approval is the only vote of the holders of any securities (including SDRs) of the Company that is required in connection with the transactions contemplated hereby . (b) The Company Board has unanimously (i) approved this Agreement, the Merger and the other transactions contemplated hereby, (ii) determined that the Merger and the other transactions contemplated hereby, taken together, are advisable and in the best interests of the Company and its stockholders, (iii) resolved to make the Company Recommendation (provided that any change, modification or rescission of such recommendation by the board of directors of the Company in accordance with Section 6 . 5 shall not be a breach of the representation in clause (iii)), and (iv) such resolutions are sufficient to render the provisions of Section 203 of the DGCL inapplicable to Parent and Acquisition Sub and to this Agreement, the Support Agreements, the Merger and the other transactions contemplated hereby and thereby . No other “business combination”, “control share acquisition”, “fair price”, “moratorium” or other anti - takeover Laws

13 apply to this Agreement, the Support Agreements, the Merger or any other transaction contemplated hereby. Section 4.4 No Conflict; Required Filings and Consents . (a) Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby will (i) violate any provision of the Company Charter or Company Bylaws, (ii) assuming that the Consents, registrations, declarations, filings and notices referred to in Section 4 . 4 (b) have been obtained or made, any applicable waiting periods referred to therein have expired and any condition precedent to any such Consent has been satisfied, conflict with or violate any Law applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, (iii) result in any breach of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to any right of termination, acceleration, loss of rights or cancellation of, any (A) Real Property Lease or (B) Company Material Contract or (iv) result in the creation or imposition of any Lien (other than any Permitted Lien) upon any of the properties or assets of the Company or any of its Subsidiaries, other than, in the case of clauses (ii), (iii) and (iv) any such conflict, violation, breach, default, termination, acceleration or cancellation that would not have a Company Material Adverse Effect . (b) No consent, approval, license, permit, Order or authorization (a “ Consent ”) of, or registration, declaration or filing with, or notice to, any Governmental Authority is required to be obtained or made by or with respect to the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, other than (i) the filing with the SEC of the Proxy Statement in preliminary and definitive forms and the applicable requirements of and filings with the SEC under the Exchange Act, (ii) the filing of the Certificate of Merger with the Secretary and appropriate documents with the relevant authorities of the other jurisdictions in which the Company or any of its Subsidiaries is qualified to do business, (iii) applicable requirements under corporation or Blue Sky Laws of various states, (iv) such filings as may be required in connection with the Taxes described in Section 8 . 6 , (v) filings with The New York Stock Exchange (the “ NYSE ”) or Nasdaq Stockholm, (vi) such other items required solely by reason of the identity of Parent or Acquisition Sub and their participation in the transactions contemplated hereby, (vii) compliance with and filings or notifications under the HSR Act or other Antitrust Laws and Investment Screening Laws and (viii) such other Consents, registrations, declarations, filings or notices the failure of which to be obtained or made would not have a Company Material Adverse Effect . Section 4.5 Permits; Compliance With Laws . (a) The Company and its Subsidiaries are in possession of all franchises, grants, easements, variances, exceptions, Consents and certificates necessary for the Company and its Subsidiaries to own, lease and operate their properties and assets and to carry on their business as it is now being conducted (the “ Company Permits ”), and all Company Permits are in full force and effect and no suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company, threatened, except where the failure to be in possession of or be in full force and effect, or the suspension or cancellation of, any of the Company Permits would not have a Company Material Adverse Effect .

14 (b) None of the Company or any of its Subsidiaries is in default or violation of any Law applicable to the Company or any of its Subsidiaries, except for any such defaults or violations that would not have a Company Material Adverse Effect . Section 4.6 Company SEC Documents; Financial Statements . (a) Since January 1 , 2019 , the Company has filed or furnished with the SEC all material forms, documents and reports required to be filed or furnished prior to the date hereof by it with the SEC (the “ Company SEC Documents ”) . As of their respective dates, or, if amended, as of the date of the last such amendment, the Company SEC Documents complied in all material respects with the requirements of the Securities Act and the Exchange Act and the Sarbanes - Oxley Act of 2002 , as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Company SEC Documents at the time it was filed (or, if amended, as of the date of the last amendment) contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, or are to be made, not misleading . (b) As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received by the Company or any of its Subsidiaries from the SEC or its staff that would be required to be disclosed under Item 1 B of Form 10 - K under the Exchange Act . To the Knowledge of the Company, as of the date hereof, none of the Company SEC Documents is the subject of ongoing SEC review or investigation . There has been no material correspondence between the SEC, on the one hand, and the Company and any of its Subsidiaries, on the other hand, occurring since December 31 , 2020 on or prior to the date hereof that is not available to the public on the SEC’s Electronic Data Gathering and Retrieval database . (c) The consolidated financial statements (including all related notes) of the Company included in the Company SEC Documents (i) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and its consolidated statements of operations and consolidated statements of cash flows for the respective periods then ended (subject, in the case of unaudited interim statements, to normal year - end audit adjustments, and any other adjustments described therein, including in any notes thereto, in each case, which would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole) were prepared in conformity with GAAP (except, in the case of unaudited statements, as permitted by Form 10 - Q or any successor form or other rules under the Exchange Act) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto), (ii) are in accordance, in all material respects, with the books and records of the Company and its consolidated Subsidiaries, and (iii) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act, the Securities Act and the DGCL . Section 4 . 7 Information Supplied . The Proxy Statement will not when filed with the SEC, when distributed or disseminated to holders of shares of Company Common Stock and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with regards to statements made therein based

15 on information supplied by or on behalf of Parent or Acquisition Sub (or any of their Affiliates) for inclusion therein . Section 4 . 8 Disclosure Controls and Procedures . The Company has established and maintains “disclosure controls and procedures” and “internal control over financial reporting” (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13 a - 15 promulgated under the Exchange Act) as required by Rule 13 a - 15 promulgated under the Exchange Act . To the Knowledge of the Company, the Company has disclosed, based on its most recent evaluation of the Company’s internal control over financial reporting prior to the date hereof, to the Company’s auditors and the audit committee of the Company Board (a) any significant deficiencies and material weaknesses in the design or operation of its internal controls over financial reporting (as defined in Rule 13 a - 15 (f) under the Exchange Act) that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting . Section 4 . 9 Absence of Certain Changes or Events . From January 1 , 2021 , to the date of this Agreement, except with respect to the negotiation, execution and delivery of this Agreement, (i) the businesses of the Company and its Subsidiaries have been conducted in all material respects in the ordinary course of business consistent with past practice (other than with respect to COVID Measures), (ii) there has not been any adverse change, event, effect or circumstance that has had a Company Material Adverse Effect and (iii) the Company has not taken any action that would be prohibited by Section 6 . 1 (n) , if taken after the date hereof . Section 4 . 10 No Undisclosed Liabilities . Except (a) as reflected, disclosed or reserved against in the Company’s consolidated balance sheet of the Company and its Subsidiaries as of March 31 , 2021 , and the notes thereto, as set forth in the Company’s report on Form 10 - Q for the three months ended March 31 , 2021 , (b) for liabilities or obligations incurred in the ordinary course of business since March 31 , 2021 , consistent with past practice, (c) for liabilities or obligations incurred in connection with this Agreement, and the transactions contemplated hereby (d) for liabilities or obligations that would not have a Company Material Adverse Effect or (e) as set forth in Section 4 . 10 of the Company Disclosure Letter, as of the date hereof, the Company and its Subsidiaries do not have any liabilities or obligations of any nature, whether or not accrued, contingent, absolute, determined, determinable or otherwise . Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any material “off balance sheet arrangement” within the meaning of Item 303 of Regulation S - K promulgated under the Securities Act . Section 4 . 11 Litigation . Except as set forth in Section 4 . 11 of the Company Disclosure Letter, as of the date hereof, there is no Action pending or, to the Knowledge of the Company, threatened by or against the Company or any of its Subsidiaries or any of their assets or properties, or to the Knowledge of the Company, any present or former officer or director the Company or any of its Subsidiaries (in such individual’s capacity as such), that would have a Company Material Adverse Effect, nor is there any Order of any Governmental Authority outstanding against, or, to the Knowledge of the Company, investigation or review pending or threatened in writing by any Governmental Authority involving, the Company or any of its Subsidiaries, that would have a Company Material Adverse Effect . As of the date hereof, there is no Action pending or, to the

16 Knowledge of the Company, threatened in writing seeking to prevent, enjoin, modify, materially delay or challenge the Merger or any of the other transactions contemplated by this Agreement or the ability of the Company to fully perform its covenants and obligations pursuant to this Agreement . Section 4.12 Employee Benefit Plans . (a) Section 4 . 12 (a) of the Company Disclosure Letter sets forth a true and complete list, as of the date hereof, of each material Company Benefit Plan . The Company has made available to Parent a true and complete copy of each material Company Benefit Plan (or, in the case of any unwritten Company Benefit Plan, a true and correct description of the material terms thereof) and all amendments thereto and a true and complete copy of the following items (in each case, only if applicable) : (i) each trust agreement, insurance contract, policy documents or other funding arrangement related thereto, (ii) the most recent summary plan description and summary of material modifications, (iii) the three most recently filed annual reports on IRS Form 5500 with all corresponding schedules and financial statements attached thereto (including any related actuarial valuation report), (iv) the most recently received IRS determination letter or IRS advisory or opinion letter issued with respect to any Company Benefit Plan that is intended to be qualified under Section 401 (a) of the Code ; and (v) any material notices, letters or other correspondence with the IRS, the Department of Labor, the Pension Benefit Guaranty Corporation or any other Governmental Authority . (b) (i) Except as would not have a Company Material Adverse Effect, (i) each of the Company Benefit Plans has been maintained, operated, administered and funded in accordance with its terms and in compliance with applicable Laws, (ii) no Action (other than routine claims for benefits), including any audit, is pending against or involves or, to the Knowledge of the Company, is threatened against or reasonably expected to involve, any Company Benefit Plan, (iii) payments required to be paid by the Company or any of its Subsidiaries pursuant to the terms of a Company Benefit Plan or by applicable Law (including all contributions and insurance premiums) with respect to all prior periods have been timely made or provided for by the Company or its Subsidiaries in accordance with the provisions of such Company Benefit Plan or applicable Law, (iv) no non - exempt “prohibited transaction,” within the meaning of Section 4975 of the Code and Section 406 of ERISA, has occurred or is reasonably expected to occur with respect to the Company Benefit Plans and (v) no event has occurred and no condition exists that would subject the Company or any of its Subsidiaries, either directly or by reason of their affiliation with any ERISA Affiliate, to any Tax, fine, penalty or other liability imposed by ERISA, the Code or other applicable Laws with respect to any Company Benefit Plan . (c) (i) Each Company Benefit Plan intended to be qualified under Section 401(a) of the Code is so qualified and has either received a currently - effective favorable determination letter from the IRS with respect to each such Company Benefit Plan as to its qualified status under the Code, or with respect to a prototype Company Benefit Plan, the prototype sponsor has received a favorable IRS advisory or opinion letter, and (ii) to the Knowledge of the Company, no event has occurred since the most recent determination or opinion or advisory letter or application therefor relating to any such Company Benefit Plan that would reasonably be expected to adversely affect the qualification of such Company Benefit Plan or the tax - exempt status of any related trust.

17 (d) None of the Company, its Subsidiaries, or any of their respective ERISA Affiliates (nor any predecessor of any such entity) currently sponsors, maintains, administers or contributes to, has any obligation to contribute to or has any actual or potential liability in respect of, or has ever sponsored, maintained, administered or contributed to (or had any obligation to contribute to), (i) a plan subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code ; (ii) a “multiemployer plan” (within the meaning of Section 3 (37) of ERISA) ; (iii) a “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413 (c) of the Code) ; or (iv) a “multiple employer welfare arrangement” (as such term is defined in Section 3 (40) of ERISA) . (e) Except as would not be material to the Company and its Subsidiaries, taken as a whole, each Company Benefit Plan that is a “nonqualified deferred compensation plan” (as defined under Section 409 A of the Code) has been operated in compliance with Section 409 A of the Code and has complied with applicable documentary requirements of Section 409 A of the Code . (f) Neither the execution or delivery of this Agreement nor the consummation of the Merger, either alone or in conjunction with any other event, will (i) except as expressly provided in this Agreement, entitle any current or former director, employee, consultant or independent contractor of the Company or any of its Subsidiaries to any payment or benefit, (ii) increase the amount or value of any benefit or compensation or other obligation payable or required to be provided to any such director, employee, consultant or independent contractor, or any Company Benefit Plan, (iii) except as expressly provided in this Agreement, accelerate the time of payment or vesting of amounts due any such director, employee, consultant or independent contractor or accelerate the time of any funding (whether to a trust or otherwise) of compensation or benefits in respect of any of the Company Benefit Plans, or (iv) result in any payment under any Company Benefit Plan or any other arrangement that would not be deductible under Section 280 G of the Code . (g) Except as would not have a Company Material Adverse Effect, none of the Company Benefit Plans provides, and none of the Company or its Subsidiaries has any material obligations to provide post - termination or retiree health or life insurance benefits or other post - termination or retiree welfare benefits or coverage to any individual (other than for continuation coverage required to be provided pursuant to Section 4980 B of the Code) . (h) Except as would not have a Company Material Adverse Effect, each Company Benefit Plan that is required to be registered under the Laws of a jurisdiction outside the United States (i) has been registered and has been maintained in good standing with the appropriate regulatory authorities, (ii) if intended to qualify for special tax treatment, meets all the requirements for such treatment, and (iii) if required, to any extent, to be funded, book - reserved or secured by an insurance policy, is fully funded, book - reserved or so secured, based on reasonable actuarial assumptions in accordance with applicable accounting principles . Section 4.13 Labor Matters . (a) The Company shall provide Parent with a schedule of all non - U . S . collective bargaining agreements to which the Company is a party or bound by no later than ten

18 (10) Business Days after the date hereof (the “ CBA List ”) . Except as set forth in Section 4 . 13 of the Company Disclosure Letter or as provided in the CBA List (as and when provided),neither the Company nor any of its Subsidiaries is a party to or bound by any works council or collective bargaining agreement, other than industry - wide agreements outside of the United States . Except as would not have a Company Material Adverse Effect, there are no labor related strikes, walkouts or other work stoppages pending or, to the Knowledge of the Company, threatened in writing, and, since January 1 , 2018 , neither the Company nor any of its Subsidiaries has experienced any such labor related strike, walkout or other work stoppage . To the Knowledge of the Company, there is no pending organizing campaign and no labor union or works council has made a pending written demand for recognition or certification, in each case, with respect to any employees of the Company or any of its Subsidiaries . (b) The Company and its Subsidiaries affirm that they have no outstanding WARN liability . (c) All employees of the Company and its Subsidiaries are legally authorized to work in the location where assigned, and the Company and its Subsidiaries maintain accurate records concerning all I - 9 filings for employees working in the United States . Section 4.14 Intellectual Property Rights . (a) Except as would not have a Company Material Adverse Effect, (i) the Company and its Subsidiaries own, or have the right to use in the manner currently used, all Company Intellectual Property Rights and (ii) neither the Company nor any of its Subsidiaries has received, in the twelve (12) months preceding the date hereof, any written charge, complaint, claim, demand or notice challenging the validity of any Intellectual Property Rights owned (or purported to be owned), in whole or in part, by the Company or any of its Subsidiaries (the “ Company Owned IP ”) . (b) To the Knowledge of the Company, the conduct of the business of the Company and its Subsidiaries as currently conducted does not infringe upon, misappropriate or otherwise violate, and has not in the two (2) years prior to the date hereof infringed upon, misappropriated or otherwise violated, any Intellectual Property Rights of any other Person, except for any such infringement, misappropriation or other violation that would not have a Company Material Adverse Effect . None of the Company or any of its Subsidiaries has received, in the twelve (12) months preceding the date hereof, any written charge, complaint, claim, demand or notice alleging any such infringement, misappropriation or other violation by the Company or any of its Subsidiaries that has not been settled or otherwise fully resolved, except for any such infringement, misappropriation or other violation that would not materially adversely affect the business of the Company and its Subsidiaries . To the Knowledge of the Company, as of the date hereof, no other Person is infringing upon, misappropriating or otherwise violating, and has not in the past two (2) years infringed upon, misappropriated or otherwise violated, any Company Owned IP, except for any such infringement, misappropriation or other violation as would not have a Company Material Adverse Effect . Neither the Company nor any of its Subsidiaries has brought in the twelve (12) months preceding the date hereof or is currently a party to any Action alleging a material infringement of Company Owned IP .

19 (c) As of the date of this Agreement, there is no Action currently pending against the Company or any of its Subsidiaries challenging the ownership, scope, validity or enforceability of any Company Registered IP (other than non - final office actions and similar correspondence involving the United States Patent and Trademark Office or any equivalent foreign Governmental Authority or any other Company Owned IP) except as would not have a Company Material Adverse Effect . With respect to the Company Registered IP, except as would not have a Company Material Adverse Effect, to the Knowledge of the Company, (i) the Company and its Subsidiaries have complied with procedural obligations, including the duty of candor, in connection with its prosecution and maintenance of the Company Registered IP, (ii) all active Patent applications are in good standing and (iii) to the Knowledge of the Company, the issued and unexpired Patents are valid and enforceable . (d) Except as would not have a Company Material Adverse Effect, the Company or its Subsidiaries, as applicable, own all right, title and interest in the Company Owned IP, including the Company Registered IP, free and clear of all Liens (other than Permitted Liens) and without any joint or co - ownership rights of any third Person . Except as would not have a Company Material Adverse Effect or as set forth in a Material Contract, neither the Company nor any of its Subsidiaries owes any ongoing or contingent compensation or remuneration (other than wages, salary and benefits payable to employees, and hourly fees, time and materials fees, support fees, milestone payments and other charges for services performed or to be performed, set fees or other non - continuing fees for services payable to contractors or consultants, for work performed) to a current or former Company Service Provider or other consultant or contractor for the use or other exploitation of any Company Owned IP that such Company Service Provider or other consultant or contractor was involved in developing . (e) As of the date of this Agreement, there are no orders, judgments, holdings, consents, decrees, settlements or rulings with respect to Intellectual Property Rights issued during the past three (3) years to which the Company or any of its Subsidiaries, or any of the Company Owned IP, is bound (excluding, for the avoidance of doubt, ordinary course determinations by the United States Patent and Trademark Office or any equivalent foreign Governmental Authority) which would have a Company Material Adverse Effect . (f) To the Knowledge of the Company, no software included in any Company Product that is Company Owned IP and no other material Company Owned IP incorporates any Public Software in a manner that requires that any Company Owned IP be licensed to any Person or that requires any source code that is Company Owned IP to be disclosed, licensed, publicly distributed, or dedicated to the public, except as is not material to the Company and its Subsidiaries, taken as a whole . (g) The Company and its Subsidiaries take and, in the past two (2) years, have taken, commercially reasonable measures to protect the confidentiality of its Trade Secrets, except as would not have a Company Material Adverse Effect . To the Knowledge of the Company, (i) neither the Company nor any of its Subsidiaries has disclosed, delivered or licensed to any third Person, agreed to disclose, deliver or license to any third Person, or permitted the disclosure or delivery to any escrow agent or other third Person of, any material Source Code or Trade Secrets that is or are Company Owned IP, except for disclosures to employees, under Contracts that reasonably restrict the use and disclosure of such Source Code and Trade Secrets or where

20 disclosure is the result of an affirmative business decision, such as to license software as Public Software, or to release specifications or documentation for Company Products or a software development kit and (ii) no event has occurred, and no circumstance or condition exists that (with or without notice or lapse of time) will result in the disclosure or delivery to any Person of any such material Company - owned Source Code or Trade Secrets, in each case (i) and (ii) except as would not be material to the business of the Company and its Subsidiaries . (h) As of the date hereof, neither the Company nor any of its Subsidiaries have made any material commitments or material agreements with any patent pool, industry standards body or standard setting organization, in each case that requires or obligates the Company or any of its Subsidiaries to grant or offer to other Persons that request it a license to any Patent included in the Company Owned IP, except as would not have a Company Material Adverse Effect . (i) Except as would not have a Company Material Adverse Effect, the Company and each of its Subsidiaries maintain the IT Assets, including any software and databases therein, to the extent within their control, employing commercially reasonable practices . To the Knowledge of the Company, in the past two (2) years, there has been no defect, failure, breakdown, loss or impairment with respect to any of the Company Products that has resulted in a disruption or interruption with respect to any Company Products that has not been resolved or that is material to business of the Company and its Subsidiaries, except as would not be material to the business of the Company and its Subsidiaries . To the Knowledge of the Company, no Company Products or Company Technology, to the extent of Company Owned IP therein or to the extent within the control of the Company or its Subsidiaries, contains any Malicious Code, except as would not have a Company Material Adverse Effect . (j) To the Knowledge of the Company, no funding, facilities or resources of any Governmental Authority or any granting agency, university, college or other academic institution were used in the creation, development or reduction to practice of any Company Products or Company Owned IP by the Company or any of its Subsidiaries except as would not have a Company Material Adverse Effect . (k) (i) The Company, its Subsidiaries and, with respect to the Processing of Company Data on behalf of the Company and its Subsidiaries, to the Knowledge of the Company as of the date hereof, their Data Processors, are in compliance and have complied during the past two (2) years with Company Privacy Policies and the Privacy Requirements and (ii) any such Data Processor has provided guarantees, warranties or covenants in relation to Processing of Personal Data, confidentiality, and security measures, and have agreed to comply with those obligations in a manner sufficient for the Company and its Subsidiaries’ compliance with Privacy Requirements, except, in each case, as would not have a Company Material Adverse Effect . (l) In the twelve (12) months prior to the date hereof, except as has not had a Company Material Adverse Effect, (i) neither the Company, its Subsidiaries and, to the Knowledge of the Company, their Data Processors, have experienced any Security Incident, have not been required to notify any Person or Governmental Authority of any Security Incident, and have not been adversely affected by any Malicious Code, ransomware or malware attacks, or denial - of - service attacks on any IT Systems ; (ii) neither the Company, its Subsidiaries nor any third party acting at the direction or authorization of the Company or its Subsidiaries have paid any perpetrator

21 of any actual or threatened Security Incident or cyber - attack against the Company or any of its Subsidiaries, including, but not limited to a ransomware attack or a denial - of - service attack ; and (iii) the Company and its Subsidiaries have not received a written notice (including any enforcement notice), letter or complaint from a Governmental Authority alleging noncompliance or potential noncompliance with any Privacy Requirements or Company Privacy Policies and have not been subject to any proceeding relating to noncompliance or potential noncompliance with Privacy Requirements or the Company or its Subsidiaries’ Processing of Personal Data . (m) Except as would not have a Company Material Adverse Effect, (i) the Company and its Subsidiaries have established an Information Security Program that is reasonably implemented and maintained, and, in the twelve (12) months prior to the date hereof, there have been no violations of the Information Security Program ; (ii) the Company and its Subsidiaries have assessed and tested the Information Security Program on a no less than annual basis during the twelve (12) months prior to the date hereof ; remediated all identified critical and high risks and vulnerabilities under such program ; and the Information Security Program is compliant with Privacy Requirements ; and (iii) the IT Systems currently used by the Company and its Subsidiaries are in good working condition, do not contain any Malicious Code or defect and operate and perform in reasonably adequate manner to conduct the business of the Company and its Subsidiaries . Section 4.15 Taxes . (a) Except as would not have a Company Material Adverse Effect, (i) the Company and each of its Subsidiaries have timely filed (taking into account any valid extension of time within which to file) all Tax Returns required to be filed by any of them ; (ii) each of such filed Tax Returns (taking into account all amendments thereto) is complete and accurate ; and (iii) all Taxes shown to be due on such Tax Returns have been timely paid in full, or withheld and remitted to the appropriate taxing authority, except for Taxes being contested in good faith and for which adequate reserves in accordance with GAAP have been provided on the Company’s consolidated financial statements . (b) Except as would not have a Company Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries has received written notice of, or has pending, in process, or otherwise outstanding, any audit, examination or other Action from any taxing authority in respect of liabilities for Taxes of the Company or any of its Subsidiaries : (ii) no deficiency with respect to any Taxes has been assessed or proposed in writing against the Company or any of its Subsidiaries that has not been fully paid, except with respect to Taxes being contested in good faith and for which adequate reserves in accordance with GAAP have been provided on the Company’s consolidated financial statements ; and (iii) with respect to any tax years open for audit as of the date hereof, neither the Company nor any of its Subsidiaries has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment or collection of, any Tax . (c) There are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than Permitted Liens .

22 (d) Except as would not have a Company Material Adverse Effect, no claim has been made in writing by any taxing authority in a jurisdiction in which the Company or any of its Subsidiaries has not filed a particular type of Tax Return or paid a particular type of Tax to the effect that the Company or such Subsidiary is required to file such Tax Return or pay such type of Tax in such jurisdiction . (e) Neither the Company nor any of its Subsidiaries has engaged in any “listed transaction” as defined in Treasury Regulations Section 1 . 6011 - 4 (b)(2) or Treasury Regulations Section 301 . 6111 - 2 (b)(2) . (f) Neither the Company nor any of its Subsidiaries has any material liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Section 1 . 1502 - 6 of the Treasury Regulations (or any corresponding or similar provision of state, local, or non - U . S . Law), as a transferee or successor ; or by contract (other than contracts entered into in the ordinary course of business the primary purpose of which is not Taxes) . (g) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or to exclude any material item of deductions from, taxable income from any Tax period (or portion thereof) ending after the Closing as a result of any (i) change in method of accounting for a Tax period (or portion thereof) ending prior to the Closing, (ii) closing agreement as described in Section 7121 of the Code executed prior to the Closing, (iii) change in method of accounting adopted prior to the Closing, (iv) open transaction disposition entered into prior to Closing outside the ordinary course of business, (v) prepaid amount received prior to Closing outside the ordinary course of business or (vi) application of Section 965 of the Code or any related provisions applicable to controlled foreign corporations under federal, state, local or non - U . S . Law . Neither the Company nor any of its Subsidiaries has made an election under Section 965 (h) of the Code . (h) There are no requests for rulings or determinations in respect of any income or other material Tax pending between any of the Company or any of its Subsidiaries, on the one hand, and any taxing authority, on the other hand . None of the Company or any of its Subsidiaries has received or applied for a Tax ruling or entered into a closing agreement pursuant to Section 7121 of the Code (or any predecessor provision or any similar provision of state, local or non - U . S . Law), in either case that would be binding upon the Company or any of its Subsidiaries after the Closing Date . (i) The Company and its Subsidiaries have (i) to the extent applicable, properly complied with all requirements of applicable Tax Law in order to defer the amount of the employer’s share of any “applicable employment taxes” under Section 2302 of the CARES Act, (ii) not deferred any payroll tax obligations pursuant to the CARES Act, (iii) to the extent applicable, properly complied with all requirements of applicable Tax Law and duly accounted for any available Tax credits under Sections 7001 through 7005 of the Families First Act and Section 2301 of the CARES Act, and (iv) not sought (nor has any Affiliate that would be aggregated with the Company or any Subsidiary thereof and treated as one employer for purposes of Section 2301 of the CARES Act sought) a covered loan under paragraph (36) of Section 7 (a) of the Small Business Act ( 15 U . S . C . 636 (a)), as added by Section 1102 of the CARES Act .

23 (j) None of the Company nor any of its Subsidiaries has taken or failed to take any action that would reasonably be expected to adversely affect the tax - free status of the Internal Reorganization Transactions, the Contribution or the Distribution, each as defined in the Tax Matters Agreement dated as of June 28 , 2018 , by and between Autoliv, Inc . and the Company (the “ Tax Matters Agreement ”) . (k) Neither the Company nor any of its Subsidiaries has (i) any material liability under Section 2 . 2 (c) of the Tax Matters Agreement, (ii) taken any action described in Section 8 . 3 of the Tax Matters Agreement without first obtaining a Supplemental Tax Opinion (as defined in the Tax Matters Agreement) or (iii) received a notice described in Section 7 . 1 of the Tax Matters Agreement . (l) Since the Spin Date, neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation,” or has otherwise participated, in a transaction intended to qualify under Section 355 of the Code . (m) For purposes of this Section 4 . 15 , all representations and warranties made with respect to the Company and its Subsidiaries are equally made with respect to any predecessor of the Company or any of its Subsidiaries that became such a predecessor following the Spin Date and any former Subsidiaries of the Company (with respect to all applicable periods following the Spin Date during or with respect to which such Subsidiaries were, or were treated as, Subsidiaries of the Company under applicable Tax Laws) . The representations and warranties set forth in this Section 4 . 15 and, to the extent relating to Tax matters, Section 4 . 12 , are the Company’s sole and exclusive representations with respect to Tax matters in this Agreement . Section 4.16 Material Contracts . (a) Section 4 . 16 (a) of the Company Disclosure Letter sets forth a list, as of the date hereof, of each Company Material Contract . For purposes of this Agreement, “ Company Material Contract ” means any Contract (other than any Company Benefit Plan, Contracts related to any Leased Real Property or Contracts solely between or among the Company and/or any of its wholly owned Subsidiaries) to which the Company or any of its Subsidiaries is a party or their respective properties or assets are bound, except for this Agreement, that : (i) constitutes a “material contract” (as such term is defined in item 601 (b)(10) of Regulation S - K of the SEC) ; (ii) is (A) a joint venture, alliance or partnership agreement, limited liability company agreement, collaboration agreement or similar Contract that is material to the operation of the Company and its Subsidiaries, taken as a whole or (B) the Specified Agreement ; (iii) is a Contract that expressly limits or restricts the ability of Company or any of its Subsidiaries to make distributions or declare or pay dividends in respect of their capital stock, partnership interests, membership interests or other equity interests, as the case may be ;

24 (iv) is a collective bargaining agreement with a labor union (other than industry - wide agreements outside of the United States) ; (v) is a loan, guarantee of indebtedness or credit agreement, note, mortgage, security agreement, pledge, indenture or other binding commitment relating to indebtedness for borrowed money or the deferred purchase price of property or services or other similar financial Contract (other than (A) those related to trade payables arising in the ordinary course of business or (B) indebtedness for borrowed money less than $ 20 million individually) ; (vi) is an acquisition agreement, asset purchase agreement, stock purchase agreement or other similar agreement (other than agreements to purchase or acquire inventory in the ordinary course of business) (A) entered into during the two (2) year period prior to the date hereof pursuant to which the Company or any of its Subsidiaries have ongoing material obligations or liabilities, including deferred purchase price payments, earn - out payments or indemnification obligations or (B) which has not yet been consummated, pursuant to which (i) the Company or any Subsidiary of the Company reasonably expects that it is required to pay total consideration (including assumption of debt) after the date hereof in excess of $ 25 million or (ii) any other Person has the right to acquire any assets of the Company or any of its Subsidiaries (or any interests therein) after the date of this Agreement with a purchase price of more than $ 25 million ; (vii) is a Contract entered into outside the ordinary course of business that involves future expenditures, commitments or receipts by the Company or any of its Subsidiaries of more than $ 25 million in any (1) one - year period that cannot be terminated on less than ninety (90) days’ notice without material payment or penalty ; (viii) is a material Contract with a Key Company Customer or Key Company Supplier ; provided that such Contracts are not required to be listed on Section 4 . 16 (a)(viii) of the Company Disclosure Letter ; (ix) is a Contract that prohibits the Company or any of its Subsidiaries from (A) engaging or competing in any material line of business, in any geographical location or with any Person, (B) acquiring or disposing of securities of another Person, (C) selling any products or services of or to any other Person in any geographic region or (D) contains an exclusivity or other clause that restricts the operations of the business of the Company and its Subsidiaries in a material manner ; provided that such Contracts described in clause (D) are not required to be listed on Section 4 . 16 (a)(ix) of the Company Disclosure Letter ; (x) is a Contract that grants any rights of first refusal or rights of first offer to any Person with respect to the sale, transfer or other disposition of any business or line of business or material assets or properties of the Company or any of its Subsidiaries ; provided that such Contracts are not required to be listed on Section 4 . 16 (a)(x) of the Company Disclosure Letter ;

25 (xi) is an agreement pursuant to which the Company or any of its Subsidiaries is granted or grants a right to use material Intellectual Property Rights (other than Contracts (A) in which grants of Intellectual Property Rights are incidental to such Contracts and/or (B) granting rights to use commercially available hardware or software including pursuant to shrink wrap, click through or other standard licensing terms) ; (xii) is a Contract pursuant to which the Company or its Subsidiaries are obligated to pay to any Third Party royalties or other use fees on a per Company Product unit basis (A) upon or for the use or exploitation of any Company Intellectual Property Rights or (B) upon the manufacturing, use, sale, lease, license, distribution, provision, sale or other disposition or exploitation of any Company Product, in each case under Contracts for which the total of such payments under such Contracts exceeded $ 15 million in the last calendar year ; or (xiii) is any Contract that includes any affiliate of Company as a counterparty or third party beneficiary and that would be required to be disclosed under Item 404 of Regulation S - K of the SEC . (b) Neither the Company nor any Subsidiary of the Company is in breach of or default under the terms of any Company Material Contract where such breach or default would have a Company Material Adverse Effect . As of the date hereof, to the Knowledge of the Company, (i) no other party to any Company Material Contract is in material breach of or material default under the terms of any Company Material Contract, (ii) no event or circumstance has occurred that, with notice or lapse of time or both, would constitute any event of default thereunder, where such breach or default would have a Company Material Adverse Effect and (iii) neither the Company nor any Subsidiary has received any written notice of a material breach or material default from a counterparty to any Company Material Contract or written notice of an express intention that such counterparty intends to terminate, suspend, cancel or materially and adversely modify its business relationship with Company and/or its Subsidiaries in connection with a Material Contract or the terms thereof . Each Company Material Contract is a valid and binding obligation of the Company or its Subsidiary and, to the Knowledge of the Company, the other parties thereto, except such as would not have a Company Material Adverse Effect ; provided that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights and remedies generally and (ii) the remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought . Complete and correct copies of each Company Material Contract (other than any with respect to Section 4 . 16 (a)(viii) , Section 4 . 16 (a)(ix) or Section 4 . 16 (a)(x) ), as amended and supplemented, have been filed with the SEC or made available by the Company to Parent, in each case prior to the date hereof . Section 4.17 Real Property . (a) The Company SEC Documents list all material real property owned by the Company or any of its Subsidiaries (collectively, including the improvements thereof, the “ Owned Real Property ”) . Except as would not be material to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries is a party to a contract of sale to purchase

26 real property in which the conveyance contemplated therein has not yet been consummated, and there are no outstanding options or rights of first refusal or rights of first offer to purchase the parcel, or any portion thereof or interest therein . (b) Section 4 . 17 (b) of the Company Disclosure Letter sets forth a true, correct and complete list of (i) all material real property leased by the Company or any of its Subsidiaries (collectively, including the improvements thereon, the “ Leased Real Property ”), and (ii) all leases, subleases and material licenses or other occupancy agreements, including all amendments and modifications thereto (collectively, the “ Real Property Leases ”) pursuant to which the Company or any of its Subsidiaries leases, subleases, licenses or otherwise occupies (whether as a tenant, subtenant or pursuant to other occupancy arrangements) the Leased Real Property . (c) Except as would not be material to the Company and its Subsidiaries, taken as a whole, or as set forth in Section 4 . 17 (c) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is party to any lease or sublease to any third party demising to such third party any right to occupy all or any portion of any of the Owned Real Property or the Leased Real Property . (d) Except as would not have a Company Material Adverse Effect, the Company and/or its Subsidiaries have good fee simple title to all Owned Real Property and valid leasehold, subleasehold or license interests in all Leased Real Property free and clear of all Liens, except Permitted Liens . The Owned Real Property and the Leased Real Property constitute all of the real property used by the Company or any of its Subsidiaries in the operation of their respective businesses . (e) Neither the Company nor any of its Subsidiaries has received notice of any default under any of the material provisions of any of the Real Property Leases that has not been cured, and, to the Knowledge of the Company, except as would not have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has received any written communication from, or given any written communication to, any third party that is a party to any of the Real Property Leases alleging that the Company or any of its Subsidiaries or such other party, as the case may be, is in default under such Real Property Lease . (f) There are no pending or, to the Knowledge of the Company, threatened condemnation or eminent domain proceedings, lawsuits or administrative actions relating to any portion of the Owned Real Property or the Leased Real Property . Section 4.18 Environmental . Except as would not have a Company Material Adverse Effect: (a) The Company and its Subsidiaries are in compliance, and have been in compliance since the Spin Date, with all applicable Environmental Laws, including possessing all Company Permits required for their operations under applicable Environmental Laws . All such Company Permits are in full force and effect and no suspension or cancellation of any of such Company Permits is pending or, to the Knowledge of the Company, threatened ; (b) There is no pending or threatened Action pursuant to any Environmental Law against the Company or any of its Subsidiaries ;

27 (c) Since the Spin Date through the date of this Agreement, neither the Company nor any of its Subsidiaries has received written notice from any Person, including any Governmental Authority, alleging that the Company or any of its Subsidiaries has been or is in violation or potentially in violation of any applicable Environmental Law or otherwise may be liable under any applicable Environmental Law, which violation or liability is unresolved ; (d) Neither the Company nor any of its Subsidiaries is a party or subject to any Order pursuant to Environmental Law for which obligations of the Company or any of its Subsidiaries remain outstanding ; and (e) To the Knowledge of the Company, with respect to the Owned Real Property and the Leased Real Property, any property formerly owned or leased by the Company, and any property at which the Company arranged for the disposal of Hazardous Materials, there have been no Releases on or underneath any of such real properties that has caused environmental contamination at such real properties that is reasonably likely to result in an obligation to investigate or remediate such environmental contamination pursuant to applicable Environmental Law . The representations and warranties set forth in this Section 4 . 18 , Sections 4 . 5 through 4 . 10 , Section 4 . 16 and Section 4 . 24 are the Company’s sole and exclusive representations with respect to Environmental Laws or Releases in this Agreement . Section 4.19 Key Company Customers; Key Company Suppliers . (a) Section 4 . 19 (a) of the Company Disclosure Letter lists the top ten (10) customers, measured by revenue, of the Company and its Subsidiaries (taken as a whole) for the year ended December 31 , 2020 (the “ Key Company Customers ”) . (b) Section 4 . 19 (b) of the Company Disclosure Letter lists the top ten (10) suppliers, measured by dollar volume of purchases, of the Company and its Subsidiaries (taken as a whole) for the year ended December 31 , 2020 (“ Key Company Suppliers ”) . (c) Except as would not be material to the Company and its Subsidiaries, taken as a whole, since December 31 , 2020 , (A) no Key Company Supplier has terminated, suspended, cancelled or materially and adversely modified or, to the Knowledge of the Company, threatened in writing to terminate, suspend, cancel or materially and adversely modify, its business relationship with Company and/or any of its Subsidiaries in connection with, or the terms of a Material Contract and (B) no Key Company Customer has been terminated, suspended, cancelled or materially and adversely modified or, to the Knowledge of the Company, threatened in writing to terminate suspend, cancel, materially and adversely modify, its business relationship with Company and/or any of its Subsidiaries in connection with, or the terms of a Material Contract . As of the date of this Agreement, there are no unresolved material claims or disputes pending between Company and/or any of its Subsidiaries, on the one hand, and any Key Company Supplier or Key Company Customer . Section 4.20 Quality and Safety of Products .

28 (a) Since the Spin Date, neither the Company nor any of its Subsidiaries has received written notice from (i) any of its customers that such customer has, (A) received any written notice or allegation from a Governmental Authority, (B) been a party or subject to any Action brought or initiated by a Governmental Authority or (C) been threatened in writing by a Governmental Authority with any Action or investigation or (ii) a Governmental Authority that contained allegations or threatened or stated a basis for initiating an Action or investigation, in each of the foregoing clauses (i) and (ii), with respect to the failure or alleged failure of any product produced, sold or distributed by or on behalf of the Company or any of its Subsidiaries to meet applicable manufacturing, quality or labeling standards established by Law, except, in each case, that would not be material to the Company and its Subsidiaries, taken as a whole . (b) Since the Spin Date, except as set forth on Section 4 . 20 of the Company Disclosure Letter, (i) no product or services being produced or sold by or on behalf of the Company or any of its Subsidiaries has been the subject of any recall (whether or not ordered by a Governmental Authority), suspension, market withdrawal, safety alert or similar action that is material to the Company and its Subsidiaries, taken as a whole, and (ii) the Company and its Subsidiaries have not received any written notice from any customer or Governmental Authority in connection with a claim or allegation against the Company or its Subsidiaries, in each case related to any such recall, except in each of the foregoing clauses (i) and (ii) for any such recalls that would not, be material to the Company and its Subsidiaries, taken as a whole . Section 4.21 Anti - Bribery; Export Controls and Sanctions . (a) Since the Spin Date and except as would not have a Company Material Adverse Effect, neither (a) Company, nor any of its Subsidiaries, nor any director, officer, or (b) to the Knowledge of the Company, employee of Company or any of its Subsidiaries or any Representative while acting for or on behalf of any of the foregoing, has directly or, indirectly (i) made, accepted, promised, or authorized any unlawful payment to or from any foreign or domestic government officials or employees or to/from any foreign or domestic political parties or campaigns, or to or from any private third parties, in violation of any provisions of any applicable anti - bribery Laws, including the U . S . Foreign Corrupt Practices Act of 1977 , and the rules and regulations thereunder (collectively, the “ FCPA ”) or the UK Bribery Act 2010 (the “ Bribery Act ”), or (ii) taken any action or engaged in any conduct, activity or practice for or on behalf of Company or any of its Subsidiaries that would otherwise constitute a violation of or an offense under any applicable anti - bribery Laws, including the FCPA and the Bribery Act . The Company and its Subsidiaries maintain, and since the Spin Date, have maintained policies and procedures that are reasonably designed to ensure compliance with anti - bribery Laws . Neither the Company nor any of its Subsidiaries have been notified of any actual, pending, or threatened civil, criminal, or administrative actions or governmental investigations, inquiries or enforcement actions, or made any voluntary disclosures to any Governmental Authority, involving Company or any Subsidiary of Company relating to alleged violations of applicable anti - bribery Laws, including the FCPA and the Bribery Act . (b) Except as would not have a Company Material Adverse Effect, none of the Company or any of its Subsidiaries, or, to the Knowledge of the Company, any of their Representatives or any other Persons, in each case to the extent acting or purporting to act for and on behalf of any of the Company or any of its Subsidiaries, is or has been, since the Spin Date, (i)

29 a Person named on any Sanctions Laws - related or Export Control Laws - related list of designated Persons ; (ii) located, organized or resident in a country or territory which is itself the subject of or target of any Sanctions Laws ; (iii) an entity owned, directly or indirectly, individually or in the aggregate, fifty percent ( 50% ) or more by one or more Persons on any Sanctions Laws - related list of designated Persons or Persons described in clause (ii) ; (iv) transacting business with or on behalf of any Person described in clauses (i) - (iii) or any country or territory described in clause (ii) in violation of Sanctions Laws ; or (v) otherwise in violation of Sanctions Laws or Export Control Laws . Section 4 . 22 Brokers . Except for those Persons set forth in Section 4 . 22 of the Company Disclosure Letter, no broker, finder, investment banker, consultant or intermediary is entitled to any investment banking, brokerage, finder’s or similar fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries . Section 4 . 23 Opinion of Financial Advisor . The Company Board has received the separate opinions of Morgan Stanley & Co . LLC and Rothschild & Co . US Inc . (together, the “ Financial Advisors ”), that, as of the respective date of such opinions and subject to the limitations, qualifications and assumptions and other matters set forth in each such opinion, the Merger Consideration to be received by the holders of shares of the Company Common Stock pursuant to this Agreement is fair, from a financial point of view, to such holders of shares of Company Common Stock . The Company has made available to Parent true and complete copies of the Company’s engagement letters with the Financial Advisors, all other agreements under which any fees or expenses may become payable to the Financial Advisors in connection with the Merger and the other transaction contemplated by this Agreement and all indemnification and other agreements related to the Company’s engagement of the Financial Advisors . Section 4 . 24 Insurance . Section 4 . 24 of the Company Disclosure Letter contains a list of the material insurance policies maintained by the Company in effect as of the date of this Agreement . To the Knowledge of the Company, except as would not have a Company Material Adverse Effect, as of the date of this Agreement, (a) each such insurance policy is in full force and effect and all premiums due thereon have been paid in full and (b) the Company has not received a written notice of cancellation from the insurer(s) of any such insurance policy . Section 4 . 25 Takeover Statutes . The Company Board has taken such actions and votes as are necessary to render the provisions of any “fair price,” “moratorium,” “control share acquisition” or any other takeover or anti - takeover statute or similar federal or state Law (“ Takeover Laws ”) inapplicable to this Agreement, the Merger or any other transactions contemplated by this Agreement . Section 4.26 No Other Representations or Warranties . (a) Except for the representations and warranties expressly set forth in this Article IV or any certificate delivered hereunder, neither the Company nor any other Person on behalf of the Company makes, or has made (and the Company, on behalf of itself, each of the Company’s Subsidiaries and their respective Affiliates and Representatives, hereby disclaims), any express or implied representation or warranty with respect to the Company or any of the

30 Company’s Subsidiaries or with respect to the accuracy or completeness of any information provided, or made available, to Parent, Acquisition Sub or any of their Affiliates or Representatives, including with respect to their business, operations, assets, liabilities, conditions (financial or otherwise), prospects or otherwise in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement, and Parent and Acquisition Sub and their respective Representatives and Affiliates are not relying on, and waive any claim based on reliance on, any representation, warranty or other information of the Company, any of the Company’s Subsidiaries or any other Person except for those expressly set forth in this Article IV or any certificate delivered hereunder . Except for the representations and warranties expressly set forth in this Article IV or any certificate delivered hereunder, none of the Company, any of the Company’s Subsidiaries or any other Person makes (and the Company, on behalf of itself, each of the Company’s Subsidiaries, and their respective Affiliates and Representatives, hereby disclaims) any express or implied representation or warranty (including as to completeness or accuracy) to Parent or Acquisition Sub with respect to, and none of the Company, the Company’s Subsidiaries or any other Person shall be subject to, any liability to Parent, Acquisition Sub or any other Person resulting from, the Company, the Company’s Subsidiaries or their respective Representatives providing or making available to Parent, Acquisition Sub or any of their Affiliates or their respective Representatives, or resulting from the omission of, any estimate, projection, prediction, forecast, data, financial information, memorandum, presentation or any other materials or information, including any materials or information made available to Parent and/or its Representatives or Affiliates in connection with presentations by the Company’s management or information made available on any electronic data room for “ Project Winston ” and maintained by the Company for purposes of the Merger and the other transactions contemplated by this Agreement, including the electronic data room hosted by Merrill under the title Project Winston (collectively, the “ VDR ”) . (b) Except for the representations and warranties contained in Article V or any certificate delivered hereunder, the Company acknowledges and agrees that (i) none of Parent, Parent’s Subsidiaries (including Acquisition Sub) or any other Person on behalf of Parent makes, or has made, any express or implied representation or warranty with respect to Parent or Acquisition Sub, including with respect to their business, operations, assets, liabilities, conditions (financial or otherwise), prospects or otherwise in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement and the Company is not relying on any representation, warranty or other information of any Person except for those expressly set forth herein and (ii) no Person has been authorized by Parent, Parent’s Subsidiaries (including Acquisition Sub) or any other Person on behalf of Parent to make any representation or warranty relating to Parent or Acquisition Sub or their respective business or otherwise in connection with this Agreement and Merger, and if made, such representation or warranty shall not be relied upon by the Company as having been authorized by either such entity . ARTICLE V REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUISITION SUB Parent and Acquisition Sub hereby jointly and severally represent and warrant to the Company as of the date hereof as follows:

31 Section 5 . 1 Organization and Qualification . Each of Parent and Acquisition Sub is a corporation, partnership or other entity duly organized, validly existing and (to the extent applicable) in good standing under the laws of the jurisdiction of its incorporation or organization and has the requisite entity power and authority to conduct its business as it is now being conducted, except where the failure to be in good standing or to have such power and authority as would not have a Parent Material Adverse Effect . Each of Parent and Acquisition Sub is duly qualified or licensed to do business and (to the extent applicable) is in good standing in each jurisdiction in which the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and (to the extent applicable) in good standing would not have a Parent Material Adverse Effect . Parent has made available to the Company a copy of the Parent Organizational Documents, as currently in effect, and neither Parent nor Acquisition Sub is in violation of any provision of such documents applicable to such party . Section 5.2 Authority Relative to Agreement . (a) Parent and Acquisition Sub have all necessary entity power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, including the Merger . The execution, delivery and performance of this Agreement by Parent and Acquisition Sub, and the consummation by Parent and Acquisition Sub of the transactions contemplated by this Agreement, have been duly and validly authorized by all necessary entity action by Parent and Acquisition Sub, and no other entity Action on the part of Parent and Acquisition Sub is necessary to authorize the execution, delivery and performance of this Agreement by Parent and Acquisition Sub and the consummation by Parent and Acquisition Sub of the transactions contemplated by this Agreement . This Agreement has been duly executed and delivered by Parent and Acquisition Sub and, assuming due authorization, execution and delivery of this Agreement by the other party hereto, constitutes a legal, valid and binding obligation of Parent and Acquisition Sub, enforceable against Parent and Acquisition Sub in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights and remedies generally and (ii) the remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought . (b) The board of directors or similar governing body of each of Parent and Acquisition Sub has unanimously (i) approved this Agreement, the Merger and the other transactions contemplated hereby, (ii) determined that the Merger and the other transactions contemplated hereby, taken as a whole, are advisable and in the best interests of Parent, Acquisition Sub and their respective stockholders or other equityholders, as applicable and (iii) recommended the adoption of this Agreement by Acquisition Sub’s sole stockholder . The sole stockholder of Acquisition Sub, which is a wholly owned Subsidiary of Parent, has adopted this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and no further vote of, or consent by, Parent or Acquisition Sub is required . No vote of, or consent by, the holders of any class or series of capital stock of Parent is necessary to authorize the execution, delivery and performance by Parent of this Agreement and the consummation of the transaction contemplated hereby or otherwise required by the amended and restated articles of incorporation or bylaws of Parent or applicable Law (including any stockholder approval provisions under the rules of any applicable securities exchange) .

32 Section 5.3 No Conflict; Required Filings and Consents . (a) Neither the execution and delivery of this Agreement by Parent and Acquisition Sub nor the consummation by Parent and Acquisition Sub of the transactions contemplated hereby will (i) violate any provision of Parent’s or its Subsidiaries’ certificate of incorporation or bylaws (or equivalent organizational documents), (ii) assuming that the Consents, registrations, declarations, filings and notices referred to in Section 5 . 3 (b) have been obtained or made, any applicable waiting periods referred to therein have expired and any condition precedent to any such Consent has been satisfied, conflict with or violate any Law applicable to Parent or any of its Subsidiaries (including Acquisition Sub) or by which any property or asset of Parent or any of its Subsidiaries (including Acquisition Sub) is bound or affected or (iii) result in any breach of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to any right of termination, acceleration or cancellation of, any material Contract to which Parent or any of its Subsidiaries (including Acquisition Sub) is a party, or by which any of their respective properties or assets is bound, other than, in the case of clauses (ii) and (iii), any such conflict, violation, breach, default, termination, acceleration or cancellation that would not have a Parent Material Adverse Effect . (b) No Consent of, or registration, declaration or filing with or notice to, any Governmental Authority is required to be obtained or made by or with respect to Parent or any of its Subsidiaries (including Acquisition Sub) in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, other than (i) the filing with the SEC of such reports under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby, (ii) the filing of the Certificate of Merger with the Secretary in accordance with the DGCL, (iii) such filings as may be required in connection with the Taxes described in Section 8 . 6 , (iv) filings with the NYSE or the Toronto Stock Exchange, (iv) such other items required solely by reason of the participation of the Company in the transactions contemplated hereby, (vii) compliance with and filings or notifications under the HSR Act or other Antitrust Laws and Investment Screening Laws and (viii) such other Consents, registrations, declarations, filings or notices the failure of which to be obtained or made would not have a Parent Material Adverse Effect . Section 5 . 4 Litigation . As of the date hereof, there is no Action pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries that would have a Parent Material Adverse Effect, nor is there any Order of any Governmental Authority outstanding against, or, to the Knowledge of Parent, investigation by any Governmental Authority involving, Parent or any of its Subsidiaries that would have a Parent Material Adverse Effect . As of the date hereof, there is no Action pending or, to the Knowledge of Parent, threatened seeking to prevent, enjoin, modify or materially delay or challenge the Merger or any of the other transactions contemplated by this Agreement or the ability of Parent to fully perform its covenants and obligations pursuant to this Agreement . Section 5 . 5 Absence of Certain Agreements . Neither Parent nor any of its Affiliates (including Acquisition Sub) has entered into any Contract, arrangement or understanding (in each case, whether oral or written), or authorized, committed or agreed to enter into any Contract, arrangement or understanding (in each case, whether oral or written), pursuant to which : any stockholder of the Company would be entitled to receive consideration of a different amount or

33 nature than the Merger Consideration or, except for the Support Agreements, pursuant to which any stockholder of the Company (i) agrees to vote to adopt this Agreement or the Merger or (ii) agrees to vote against any Superior Proposal. Section 5 . 6 Information Supplied . None of the information supplied or to be supplied by or on behalf of Parent or any of its Affiliates (including Acquisition Sub) expressly for inclusion or incorporation by reference in the Proxy Statement, will, when filed with the SEC, when distributed or disseminated to holders of shares of Company Common Stock and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Parent or Acquisition Sub with regards to statements made therein based on information supplied by or on behalf of the Company (or any of its Affiliates) for inclusion therein . Section 5 . 7 Sufficient Funds . Parent has, as of the date of this Agreement, and at the Closing shall have funds and borrowing capacity under existing credit facilities sufficient and available to (a) fund all of the amounts required to be provided by Parent and/or Acquisition Sub for the consummation of the transactions contemplated hereby and (b) perform all of Parent’s and Acquisition Sub’s payment obligations under this Agreement, including the payment of the Aggregate Merger Consideration, the Debt Payoff Amount and any amounts payable pursuant to Section 3 . 3 , and the payment of all associated costs and Expenses of the Merger (including any fees and expenses related to the transactions contemplated hereby) . Section 5 . 8 Capitalization of Acquisition Sub . The authorized share capital of Acquisition Sub consists of 1 , 000 shares, $ 1 . 00 par value per share, all of which are validly issued and outstanding . All of the issued and outstanding share capital of Acquisition Sub is, and at the Effective Time will be, owned by Parent or a wholly owned Subsidiary of Parent . Acquisition Sub was formed solely for the purpose of engaging in the transactions contemplated hereby, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and other transactions contemplated by this Agreement . Section 5 . 9 Investment Intention . Parent is acquiring through the Merger the shares of capital stock of the Surviving Corporation for its own account, for investment purposes only and not with a view to the distribution (as such term is used in Section 2 (11) of the Securities Act) thereof . Parent understands that the shares of capital stock of the Surviving Corporation will not be registered under the Securities Act or any Blue Sky Laws and cannot be sold unless subsequently registered under the Securities Act, any applicable Blue Sky Laws or pursuant to an exemption from any such registration . Section 5 . 10 Brokers . Except for Citigroup Global Markets Inc . , no broker, finder, investment banker, consultant or intermediary is entitled to any investment banking, brokerage, finder’s or similar fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent, Acquisition Sub or any of their respective Subsidiaries .

34 Section 5 . 11 Solvency . Neither Parent nor Acquisition Sub is entering into the transactions contemplated by this Agreement with the actual intent to hinder, delay or defraud either present or future creditors of Parent, Acquisition Sub or any of their respective Subsidiaries (which, for purposes of this Section 5 . 11 , shall include the Company and its Subsidiaries) . Each of Parent and Acquisition Sub is Solvent as of the date hereof and, assuming the accuracy of the representation and warranties of the Company in Article IV, and each of Parent and the Surviving Corporation will, after giving effect to all of the transactions contemplated by this Agreement, be Solvent at and immediately after the Effective Time . As used in this Section 5 . 11 , the term “ Solvent ” means, with respect to a particular date, that on such date, (a) Parent and Acquisition Sub, and, after the Merger, Parent and the Surviving Corporation and its Subsidiaries, are able to pay their respective indebtedness and other liabilities, contingent or otherwise, as the indebtedness and other liabilities become due in the usual course of business, (b) each of Parent and Acquisition Sub and, after the Merger, Parent and the Surviving Corporation and its Subsidiaries, have total assets not less than the sum of such entity’s liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of a distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights on dissolution are superior to those receiving the distribution and (c) each of Parent and Acquisition Sub and, after the Merger, Parent and the Surviving Corporation and its Subsidiaries has sufficient capital and liquidity with which to conduct its business . For purposes of this Section 5 . 11 , the amount of any contingent liabilities at any time shall be computed as the amount that, in light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability . Section 5 . 12 Share Ownership . None of Parent, Acquisition Sub or their respective Subsidiaries owns (directly or indirectly, beneficially or of record, including pursuant to a derivatives contract) any capital stock of the Company and none of Parent, Acquisition Sub or their respective Subsidiaries holds any rights to acquire any capital stock of the Company except pursuant to this Agreement . Section 5 . 13 WARN Act . Parent and Acquisition Sub are neither planning nor contemplating, and Parent and Acquisition Sub have neither made nor taken, any decisions or actions concerning the employees of the Company or any of its Subsidiaries after the Effective Time that would require the service of notice under the Worker Adjustment and Retraining Notification Act or any local, state or foreign Laws that would require advance notice of any such actions to employees, labor unions, works councils or Governmental Authorities, in any such case, prior to the signing of this Agreement or the Effective Time . Section 5 . 14 Management Agreements . There are no Contracts, undertakings, commitments, agreements or obligations between Parent or Acquisition Sub or any of their Affiliates, on the one hand, and any member of the Company’s management or the board of directors, on the other hand, relating in any way to the Company (including relating to compensation and retention of the Company’s management), the transactions contemplated by this Agreement or the operations of the Company after the Effective Time . Section 5.15 Acknowledgment of Disclaimer of Other Representations and Warranties .

35 (a) Each of Parent and Acquisition Sub acknowledges that it and its Representatives and applicable Affiliates (i) have received full and complete access to the VDR, (ii) have had an opportunity to meet with the officers and employees of the Company and its Subsidiaries and to discuss the business and assets of the Company and its Subsidiaries and (iii) have had an opportunity to make such legal, factual and other inquiries and investigation as they deem necessary, desirable or appropriate with respect to the Company and its Subsidiaries . (b) Except for the representations and warranties expressly set forth in this Article V or any certificate delivered hereunder, neither Parent nor Acquisition Sub nor any other Person on behalf of Parent or Acquisition Sub makes (and Parent, on behalf of itself, its Subsidiaries, and their respective Affiliates and Representatives, hereby disclaims) and the Company has not relied on, any express or implied representation or warranty with respect to Parent, Acquisition Sub, its Subsidiaries or any of their respective businesses, operations, properties, assets, liabilities or otherwise in connection with this Agreement, the Merger or the other transactions contemplated hereby, including as to the accuracy or completeness of any information . (c) Except for the representations and warranties expressly set forth in Article IV or any certificate delivered hereunder, each of Parent and Acquisition Sub acknowledges and agrees that (i) none of the Company, the Company’s Subsidiaries or any other Person on behalf of the Company or any of the Company’s Subsidiaries makes, or has made, any express or implied representation or warranty with respect to the Company or any of the Company’s Subsidiaries or with respect to the accuracy or completeness of any information provided, or made available, to Parent, Acquisition Sub or any of their Affiliates or Representatives, including with respect to the Company and its Subsidiaries respective businesses, operations, assets, liabilities, conditions (financial or otherwise), prospects or otherwise in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement, and Parent and Acquisition Sub and their respective Representatives and Affiliates are not relying on, and waive any claim based on reliance on, any representation, warranty or other information of the Company or any Person except for those expressly set forth in Article IV or any certificate delivered hereunder and (ii) no Person has been authorized by the Company, the Company’s Subsidiaries or any other Person on behalf of the Company to make any representation or warranty relating to the Company, its Subsidiaries or their respective businesses or otherwise in connection with this Agreement, the Merger or the other transactions contemplated hereby, and if made, such representation or warranty shall not be relied upon by Parent or Acquisition Sub as having been authorized by such entity . Without limiting the generality of the foregoing, Parent and Acquisition Sub acknowledge and agree that, except for the representations and warranties expressly set forth in Article IV , none of the Company, any of the Company’s Subsidiaries or any other Person has made a representation or warranty (including as to accuracy or completeness) to Parent or Acquisition Sub with respect to, and none of the Company, any of the Company’s Subsidiaries or any other Person shall be subject to any liability to Parent, Acquisition Sub or any other Person resulting from, the Company or any of the Company’s Subsidiaries or their respective Representatives or Affiliates providing, or making available, to Parent, Acquisition Sub or any of their Affiliates or their respective Representatives, or resulting from the omission of, any estimate, projection, prediction, forecast, data, financial information, memorandum, presentation or any other materials or information, including any materials or information made available to Parent and/or its Representatives or Affiliates in connection with presentations by the Company’s

36 management or in the VDR . Parent and Acquisition Sub acknowledge that there are uncertainties inherent in attempting to make estimates, projections, budgets, pipeline reports and other forecasts and plans, that they are familiar with such uncertainties and that Parent and Acquisition Sub are taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections, budgets, pipeline reports and other forecasts and plans so furnished to it, including the reasonableness of the assumptions disclosed to Parent underlying such estimates, projections, budgets, pipeline reports and other forecasts and plans . Each of Parent and Acquisition Sub acknowledges that it has conducted, to its satisfaction, its own independent investigation of the condition (financial or otherwise), operations, assets and business of the Company and its Subsidiaries and, in making its determination to proceed with the Merger and the other transactions contemplated by this Agreement, each of Parent and Acquisition Sub has relied solely on the results of its own independent investigation and the representations and warranties set forth in Article IV . ARTICLE VI COVENANTS AND AGREEMENTS Section 6 . 1 Conduct of Business by the Company Pending the Merger . The Company covenants and agrees that, between the date of this Agreement and the earlier of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 8 . 1 , except as (w) required by Law or the COVID Measures, (x) consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), (y) expressly required pursuant to this Agreement or (z) set forth in Section 6 . 1 (a) of the Company Disclosure Letter, the Company shall, and shall cause its Subsidiaries to, use its and their reasonable best efforts to conduct the business of the Company and its Subsidiaries in the ordinary course of business consistent with past practice, and to the extent consistent therewith, the Company shall use its reasonable best efforts to (A) preserve in all material respects its present lines of business and business organization and its relationships with key customers, suppliers and other Persons with which it has material business relations, (B) cooperate with Parent to keep available the services of its current officers and CEO Direct Reports (and to promptly notify Parent of the departure of any such officers or CEO Direct Reports), except with respect to any termination for cause and (C) maintain the rights of the Company and its Subsidiaries under the Company Permits and the Company Material Contracts . Without limiting the generality of the foregoing, except as (w) required by Law or contractual obligations under Material Contracts in effect as of the date hereof or any Contract entered into with the written consent of Parent after the date hereof, (x) consented to in writing by Parent (in the case of clauses, a(ii) and (e) through (y) , which consent shall not be unreasonably withheld, condition or delayed and in the case of clauses (a)(i) , (b) , (c) and (d) , may be withheld in Parent’s sole discretion), (y) expressly required pursuant to this Agreement or (z) set forth in Section 6 . 1 of the Company Disclosure Letter, the Company shall not, and shall not permit any of its Subsidiaries to : (a) (i) amend or otherwise change the Company Charter or the Company Bylaws or (ii) amend or otherwise change, in any material respects, such equivalent organizational or governing documents of any of its Subsidiaries ;

37 (b) split, combine, reclassify, redeem, repurchase or otherwise acquire or amend the terms of any Company Securities, capital stock or other equity interests or rights, including warrants or options to acquire any such shares or interests (other than repurchases of shares of Company Common Stock in connection with the exercise, vesting or settlement of Company Equity Awards) ; (c) issue, sell, pledge, dispose, encumber or grant any shares of Company Securities or its or its Subsidiaries’ capital stock or other equity interests, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of Company Securities or its or its Subsidiaries’ capital stock or equity interests except for transactions among the Company and its direct or indirect wholly owned Subsidiaries or among the Company’s direct or indirect wholly owned Subsidiaries ; provided, however, that the Company may issue shares of Company Common Stock upon the exercise, vesting or settlement of Company Equity Awards that are outstanding as of the date hereof or granted in accordance with the terms of this Agreement ; (d) authorize, declare, pay or make any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to the Company Securities or Company’s or any of its Subsidiaries’ capital stock or other equity interests or set any record or payment dates for the payment of any such dividends or distributions, other than dividends paid by any wholly owned Subsidiary of the Company to the Company or any wholly owned Subsidiary of the Company ; (e) except as required under the terms of a Company Benefit Plan or collective bargaining agreement, in each case as in effect on the date hereof, (i) hire, promote or terminate (other than for cause) the employment or services of any officer, employee or individual independent contractor of the Company or any of its Subsidiaries with annual base salary or wages in excess of $200,000, or with a title of Vice President or above, except such hires or promotions to fill vacant positions in the ordinary course of business, (ii) other than in the ordinary course of business in amounts consistent with past practice, increase the compensation payable or to become payable or benefits provided or to be provided to any current or former director, officer or employee of the Company or any of its Subsidiaries, except as permitted by Section 6.1(e) of the Company Disclosure Letter, (iii) establish, adopt, enter into, materially amend or terminate any Company Benefit Plan (or any arrangement which in existence as of the date hereof would constitute a Company Benefit Plan), or waive any rights under, or accelerate the vesting of any awards or benefits under, any such Company Benefit Plan, other than as permitted by Section 6.1(e) of the Company Disclosure Letter or (iv) voluntarily grant recognition to, or enter into or materially amend any collective bargaining agreement, works council or employee representative agreement with, any labor union, works council or other employee representative body; (f) grant, confer, award, amend or accelerate the vesting of any Company Equity Awards ; (g) acquire (including by merger, consolidation, or acquisition of stock or assets), except in respect of any merger, consolidation, business combination among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, any material equity interest in or business of any Person, except with respect to acquisitions (i) in the ordinary course of business, (ii) pursuant to agreements in effect prior to the execution of this

38 agreement and identified on Section 6.1(g) of the Company Disclosure Letter and (iii) with a purchase price not exceeding $5 million; (h) incur, or amend in any material respect the terms of, any indebtedness for borrowed money, or assume or guarantee any such indebtedness for any Person, except for indebtedness not to exceed $ 5 million in the aggregate incurred other than (i) under existing credit agreements or supply chain financing arrangements, (ii) to replace, renew, extend, refinance or refund any existing indebtedness or supply chain financing arrangements of the Company or its Subsidiaries provided that any such replacement, renewal, extension, refinancing or refund shall be on terms no less favorable to the Company and its Subsidiaries in aggregate than the existing indebtedness of the Company and shall not include any premium or penalty upon repayment thereof (other than customary interest breakage costs for prepayments during an interest period), (iii) under letters of credit issued in the ordinary course of business, or (iv) between or among the Company or any of its wholly owned Subsidiaries ; (i) enter into any swap or hedging transaction or other derivative agreements other than in the ordinary course of business consistent with past practice ; (j) make any capital contributions to or investments in any Person (other than the Company or any wholly owned Subsidiary of the Company), as identified on Section 6 . 1 (j) of the Company Disclosure Letter ; (k) make or acquire any loans or advances, to any Person (other than the Company or any wholly owned Subsidiary of the Company), other than extensions of credit to customers or suppliers in the ordinary course of business consistent with past practice ; (l) other than in the ordinary course of business in accordance with past practice, prepay, redeem, repurchase, defease, cancel or otherwise acquire any indebtedness or guarantees thereof of Company or its Subsidiaries, other than (i) at stated maturity or (ii) any required amortization payments and mandatory prepayments, in each case in accordance with the terms of the instrument governing such indebtedness ; (m) (i) other than in the ordinary course of business or on commercially reasonable terms (A) modify, amend or terminate or waive any material rights under, any Company Material Contract or (B) enter into any new contract that would be a Company Material Contract if entered into prior to the date of this Agreement or (ii) enter into any new contract that would be a Company Material Contract if entered into prior to the date of this Agreement which would, after the Effective Time, restrict or limit in any material respect Parent or any of its affiliates (including the Company) from engaging in any business or competing in any geographic location with any Person ; (n) enter into any Contract or other arrangement of the type set forth on Section 6 . 1 (n) of the Company Disclosure Letter ; (o) transfer, sell, lease, license, subject to a Lien (except Permitted Liens), or otherwise surrender, relinquish or dispose of any assets or property with a value or purchase price in the aggregate in excess of $ 10 million) or material assets or property of Arriver Inc . or Arriver Software AB, other than (i) sales or dispositions of inventory or obsolete assets or factoring of

39 accounts receivables, in each case in the ordinary course of business consistent with past practice and (ii) any non - exclusive license of Company Intellectual Property Rights granted by the Company or any of its Subsidiaries in the ordinary course of business and dispositions and abandonment of Intellectual Property Rights that are no longer material to the business of the Company or its Subsidiaries in the ordinary course of business consistent with past practice ; (p) (i) other than in the ordinary course of business or otherwise disclosed on the on Section 6 . 1 (p) of the Company Disclosure Letter, enter into (A) any contract of sale or option agreement to purchase real property or (B) any lease, sublease, license agreement or occupancy agreement to occupy any real property or (ii) terminate any Real Property Lease or exercise any extension option under any Real Property Lease unless in connection with a termination right relating to a casualty or failure to timely deliver space ; (q) other than in the ordinary course of business, modify or amend in any material respect, or terminate or waive any material rights under, any material Company Permit ; (r) authorize any new capital expenditures, except for capital expenditures set forth on Section 6 . 1 (r) of the Company Disclosure Letter ; (s) make any change to its methods of accounting in effect at December 31 , 2020 , except (i) as required by GAAP (or any interpretation thereof), Regulation S - X of the Exchange Act or a Governmental Authority or quasi - Governmental Authority (including the Financial Accounting Standards Board or any similar organization), (ii) to permit the audit of the Company’s financial statements in compliance with GAAP, (iii) as required by a change in applicable Law or (iv) as disclosed in the Company SEC Documents on or prior to the date hereof ; (t) make, change or revoke any material Tax election ; prepare or file any material Tax Returns in a manner materially inconsistent with past practice, except as required by applicable Law ; amend any material filed Tax Returns ; file any claims for material Tax refunds ; settle or compromise any material Tax claim, audit or assessment ; surrender any right to claim a material Tax refund, offset or other reduction in Tax liability ; change any annual Tax accounting period ; adopt or change any method of Tax accounting, or enter into any material “closing agreement” within the meaning of Section 7121 of the Code (or similar provision of state, local or non - U . S . Law) ; waive or extend any statute of limitations in respect of any income or other material Tax Return (other than pursuant to extensions of time to file such Tax Returns obtained in the ordinary course of business) ; take any action that would reasonably be expected to adversely affect the tax - free status of the Internal Reorganization Transactions, the Contribution or the Distribution, each as defined in the Tax Matters Agreement ; or seek a loan or secure or claim any Tax relief or Tax benefit under the CARES Act ; (u) other than in the ordinary course of business consistent with past practice, terminate, cancel, amend or modify any material insurance policies maintained by it covering the Company or any of its Subsidiaries or their respective properties or other assets which is not replaced by a comparable amount of insurance coverage ; (v) except as contemplated by this Agreement, solely with respect to the Company, adopt or enter into a plan of complete or partial liquidation or dissolution,

40 recapitalization or other reorganization (other than with respect to or among wholly owned Subsidiaries of the Company); (w) waive, release, assign, settle or compromise any action or proceeding other than, (i) settlements or compromises that do not result in payments by the Company or any of its Subsidiaries or more than $ 500 , 000 individually or $ 2 , 500 , 000 in the aggregate (in each case net of any insurance coverage), (ii) settlements of ordinary course warranty claims in an amount not to exceed $ 500 , 000 individually or (iii) any litigation with respect to which an insurer (but neither the Company nor any of its Subsidiaries) has the right to control the decision to settle, and, in all cases, do not obligate the Company or any of its Subsidiaries to take any material action (other than make such payment) or impose any material restrictions on the businesses of the Company and its Subsidiaries ; (x) enter into any new lines of business that the Company or any of its Subsidiaries do not operate in as of the date of this Agreement ; or (y) enter into any agreement, contract, commitment or understanding to do any of the foregoing . Section 6.2 Preparation of the Proxy Statement; Stockholders’ Meeting . (a) As soon as practicable (and, in any event, within twenty (20) Business Days) following the date of this Agreement, the Company shall prepare and file with the SEC a proxy statement on Schedule 14A under the Exchange Act related to the matters to be submitted to the Company stockholders (including holders of SDRs in accordance with the rules and regulations of Nasdaq Stockholm) at the Company Stockholders Meeting (including any amendments or supplements thereto, the “ Proxy Statement ”) in preliminary form. Parent shall cooperate with the Company in the preparation of the Proxy Statement, and shall furnish all information concerning it, Acquisition Sub, and any of their respective Affiliates that is reasonably necessary or appropriate in connection with the preparation of the Proxy Statement, and provide such other assistance, in each case, as may be reasonably requested in the connection with the preparation, filing and distribution of the Proxy Statement. The Company shall use its reasonable best efforts to respond as promptly as practicable to any comments of the SEC with respect thereto and to have the Proxy Statement cleared by the SEC as promptly as practicable after the preliminary filing. The Company shall notify Parent promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or for additional information, and shall supply Parent with copies of all correspondence between the Company or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement or the Merger. The Company shall give Parent the opportunity to participate in any discussions or meetings such party has with the SEC in connection with the Proxy Statement or the Merger. Notwithstanding the foregoing, before filing the Proxy Statement (or any amendment or supplement thereto) or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company (i) shall provide Parent a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response), (ii) shall consider in good faith such document or response all comments reasonably proposed by

41 Parent and (iii) shall not file or mail such document or respond to the SEC prior to receiving the approval of Parent (such approval not to be unreasonably withheld, conditioned or delayed). (b) If before the Effective Time, any event occurs with respect to the Company, Parent, Acquisition Sub or any of their respective Affiliates, or any change occurs with respect to other information supplied to or by the Company for inclusion in the Proxy Statement, which is required to be described in an amendment of, or a supplement to, the Proxy Statement, the Company or Parent, as applicable, shall promptly notify such other party of such event, and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement and, as required by law, in disseminating the information contained in such amendment or supplement to the Company’s stockholders . (c) The Company shall, as soon as practicable (and, in any event, within ten (10) Business Days) after the Proxy Statement is cleared by the SEC, mail the Proxy Statement to the Company’s stockholders and duly call, give notice of, convene and hold a meeting of its stockholders (the “ Company Stockholders Meeting ”) for the purpose of seeking approval of this Agreement and the transactions contemplated hereby, including the Merger, under the DGCL, at the Company Stockholders Meeting . Unless the Company Board has made an Adverse Recommendation Change in accordance with Section 6 . 5 (f) , the Proxy Statement shall include the Company Recommendation . Except as required by applicable Law, the Company shall not submit any other proposal to its stockholders at the Company Stockholders Meeting without the prior written consent of Parent . The Company shall conduct one or more “broker searches” in accordance with Rule 14 a - 13 of the Exchange Act and establish a record date for the Company Stockholders’ Meeting and take all actions necessary to comply with this Section 6 . 2 . The record date and meeting date of the Company Stockholders Meeting shall be selected by the Company after reasonable consultation with Parent . Once the Company has established the record date for the Company Stockholders’ Meeting, the Company shall not change such record date or establish a different record date without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), unless required to do so by applicable Law . Unless the Company Board has made an Adverse Recommendation Change in accordance with Section 6 . 5 (f) , the Company shall use its reasonable best efforts to solicit proxies from its stockholders in accordance with Section 6 . 2 in favor of the adoption of this Agreement . The Company shall actively work with Skandinaviska Enskilda Banken AB (publ) (“ SEB ”) (in its capacity as SDR custodian) to ensure that SEB facilitates the SDR holders’ rights to vote at the Company Stockholders Meeting . The Company shall convene and hold the Company Stockholders Meeting as soon as practicable following the date of mailing of the definitive Proxy Statement (and in any event shall convene such meeting no later than forty - five (45) days after mailing of the definitive Proxy Statement, or such later date as the Parties may reasonably agree) . (d) Notwithstanding any provision of this Agreement to the contrary, the Company may, in its reasonable discretion, adjourn the Company Stockholders Meeting after consultation with Parent, only (i) to the extent necessary, in the judgment of the Company Board, to ensure that any supplement or amendment to the Proxy Statement that the Company has determined in good faith after consultation with its outside legal counsel is required under applicable Law is provided to the stockholders of the Company within a reasonable amount of time in advance of the Company Stockholders Meeting or (ii) if as of the time for which the Company Stockholders Meeting is originally scheduled (as set forth in the Proxy Statement) or is

42 scheduled to reconvene following an adjournment thereof, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders Meeting or to the extent that at such time the Company has not received proxies sufficient to allow the receipt of the Company Stockholder Approval at the Company Stockholders Meeting ; provided , however , that the Company Stockholders Meeting shall not be adjourned for more than twenty (20) Business Days in the aggregate from the originally scheduled date of the Company Stockholders Meeting without the prior written consent of Parent . The Company shall advise Parent upon request prior to the date of the Company Stockholders Meeting (and any reconvening thereof) as to the aggregate tally of proxies received by the Company with respect to the Company Stockholder Approval and whether such proxies have been voted affirmatively or negatively with respect to each of the proposals to be presented at the Company Stockholders Meeting . (e) Except as otherwise expressly provided in this Agreement, the Company’s obligations pursuant to this Section 6 . 2 shall not be affected by (i) the commencement, public proposal, public disclosure or communication to the Company of any Competing Proposal or (ii) an Adverse Recommendation Change . Section 6.3 Appropriate Action; Consents; Filings . (a) In accordance with the terms and subject to the conditions of this Agreement (including Section 6 . 5 ), the parties hereto will use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby and to cause the conditions to the Merger set forth in Article VII to be satisfied as expeditiously as practicable (and in any event at least five (5) Business Days prior to the Outside Date), including using reasonable best efforts to accomplish the following : (i) the obtaining of all necessary or advisable actions or non - actions, waivers, Consents and approvals from Governmental Authorities necessary or advisable in connection with the consummation of the transactions contemplated by this Agreement, including the Merger, and the making of all necessary or advisable registrations and filings (including filings with Governmental Authorities, if any) and the taking of all reasonable steps as may be necessary or advisable to obtain an approval from, or to avoid any Action by, any Governmental Authority in connection with the consummation of the transactions contemplated by this Agreement, including the Merger, (ii) the obtaining of all other necessary consents, approvals or waivers from Third Parties ( provided that the none of the Company, Parent or Acquisition Sub shall be required to make or agree to make any payment or accept any material conditions or obligations with respect thereto), (iii) the defending of any Actions, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including the Merger, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed and (iv) the execution and delivery of any additional instruments necessary to consummate the Merger and any other transactions to be performed or consummated by such party in accordance with the terms of this Agreement and to carry out fully the purposes of this Agreement . (b) Each of the parties hereto shall promptly (and, in the case of filings required under the HSR Act, in no event later than fifteen (15) Business Days following the date hereof) (i)

43 make and not withdraw its filings under the HSR Act, and thereafter make any other applications and filings required or advisable under the Antitrust Laws or Investment Screening Laws of the jurisdictions set forth on Section 6 . 3 (a) of the Company Disclosure Letter with respect to the transactions contemplated hereby, including the Merger, (ii) comply at the earliest practicable date with any request under the HSR Act for additional information (including responding to any “second request”), documents or other materials received by such party from the U . S . Federal Trade Commission, the Antitrust Division of the U . S . Department of Justice or from any other Governmental Authority under any Antitrust Laws or Investment Screening Laws in respect of any such filings with respect to the transactions contemplated hereby, including the Merger and (iii) act in good faith and reasonably cooperate with the other party in connection with any such filings (including, if requested by the other party, considering in good faith all reasonable additions, deletions or changes suggested by the other party in connection therewith) and in connection with resolving any investigation or other inquiry of such agency or other Governmental Authority under any Antitrust Laws and Investment Screening Laws . In taking the foregoing actions, each of the Company and Parent shall act reasonably and as promptly as practicable . Notwithstanding anything in this Agreement to the contrary, obtaining any Third Party Consents or waivers pursuant to Section 6 . 3 (a)(ii) above or otherwise shall not be a condition to the obligations of any party to consummate the Merger . (c) Without limiting anything in this Section 6 . 3 (i) none of the parties hereto or their respective Affiliates shall extend any waiting period or comparable period under the HSR Act or enter into any agreement with any Governmental Authority not to consummate the transactions contemplated hereby, except with the prior written consent of the other parties hereto and (ii) Parent and Acquisition Sub agree to take (and to cause their Affiliates to take) promptly any and all steps necessary or reasonably advisable or as may be required by any Governmental Authority to avoid or eliminate each and every impediment and obtain all Consents under any Antitrust Laws or Investment Screening Laws that may be required by any Governmental Authority so as to enable the parties to consummate the transactions contemplated by this Agreement, including the Merger, as expeditiously as possible (and in any event at least five (5) Business Days prior to the Outside Date), including committing to and effecting, by consent decree, hold separate order, trust or otherwise, (A) selling, divesting, licensing or otherwise disposing of, or holding separate and agreeing to sell, divest, license or otherwise dispose of, any assets of the Company, Parent, Acquisition Sub or their respective Affiliates, (B) terminating, amending or assigning existing relationships and contractual rights and obligations, (C) requiring Parent, Acquisition Sub, the Company or any of their respective Affiliates to grant any right or commercial or other accommodation to, or enter into any material commercial contractual or other commercial relationship with, any Third Party and (D) imposing limitations on Parent, Acquisition Sub, the Company or any of their respective Affiliates with respect to how they own, retain, conduct or operate all or any portion of their respective businesses or assets ; provided that, notwithstanding anything to the contrary set forth in this Section 6 . 3 , Parent and Acquisition Sub shall not be required to commit or agree to, and the Company shall not be permitted to commit or agree to, any such action contemplated by clause (ii) above to the extent any such action contemplated by clause (ii) above (x) is not conditioned upon the consummation of the transactions contemplated by this Agreement or (y) would require, or cause to be taken, any sale or divestiture with respect to assets of Parent and Acquisition Sub or their Subsidiaries, or with respect to the assets of the Company or its Subsidiaries, that, individually or in the aggregate, have a fair market value in excess of the amount set forth on Section 6 . 3 (c) of the Company Disclosure Letter (measured at

44 the time of such request using customary valuation methodologies to be agreed by the parties hereto in good faith, which may include an evaluation by a third party that is mutually selected by the Parties) or another such action where the economic impact would be in excess of such amount . (d) Each of the parties hereto will furnish to the other such necessary information and reasonable assistance as the other may reasonably request in connection with the preparation of any required governmental filings or submissions and will cooperate in responding to any inquiry from a Governmental Authority, including (i) promptly informing the other party of such inquiry, (ii) consulting in advance before making any presentations or submissions to a Governmental Authority, (iii) giving the other party the opportunity to attend and participate in any substantive meetings or discussions with any Governmental Authority, to the extent not prohibited by such Governmental Authority and (iv) supplying each other with copies of all material correspondence, filings or communications between either party and any Governmental Authority with respect to this Agreement ; provided that, Parent shall determine the strategy to be pursued for obtaining and lead the effort to obtain all necessary actions or nonactions and consents from Governmental Authorities, including any related litigation, pursuant to any Antitrust Law in connection with the transactions contemplated by this Agreement, and the Company shall take all reasonably requested actions to support Parent in connection therewith . Notwithstanding anything to the contrary contained in this Agreement, Parent shall consult with the Company and consider in good faith the views of the Company in connection with all material communications with a Governmental Authority and strategy regarding the Antitrust Laws . (e) The Company and Parent, in their respective sole and absolute discretion, may (x) redact materials as necessary to comply with contractual arrangements address reasonable attorney client or other privilege or confidentiality concerns, exclude any information relating to Company valuation and similar matters relating to the transactions contemplated herein, and (y) designate any competitively sensitive material as “ Outside Counsel Only Material ” such that such materials and the information contained therein shall be given only to the outside counsel of the recipient and will not be disclosed to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials or its legal counsel . (f) Parent and Acquisition Sub shall not, and shall not permit any of their controlled Affiliates to, (i) acquire or agree to acquire by merging or consolidating with, or by purchasing a portion of the assets of or equity in, or by any other manner, any business of any Person or other business organization or division thereof, or otherwise acquire or agree to acquire any assets or equity interests or (ii) take or agree to take any other action (including entering into or agreeing to enter into any material license, joint venture or other transaction), in each case that would reasonably be expected to (A) impose any material delay in the obtaining of, or increase the risk materially of not obtaining, approval from, or avoiding an Action by, any Governmental Authority necessary to consummate the transactions contemplated by this Agreement or the expiration or termination of any applicable waiting period, (B) materially increase the risk of any Governmental Authority entering an Order prohibiting the consummation of the transactions contemplated by this Agreement or (C) otherwise materially delay or prevent the consummation of the transactions contemplated by this Agreement . Section 6.4 Access to Information; Confidentiality . Upon reasonable notice, the Company shall (and shall cause each of its Subsidiaries to) afford to Parent and its Representatives

45 reasonable access, at Parent’s sole cost and expense, in a manner not disruptive in any material respect to the operations of the business of the Company and its Subsidiaries, during normal business hours and upon reasonable advance notice throughout the period commencing on the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with the terms of Article VIII , to the properties, personnel, contracts, books and records (including Tax Returns and workpapers) of the Company and its Subsidiaries and, during such period, shall (and shall cause each of its Subsidiaries to) furnish promptly to such Representatives all information (to the extent not publicly available) concerning the business, properties and personnel of the Company and its Subsidiaries (including accounting, tax, financing, operating, environmental and other data and information) as may reasonably be requested ; provided, however, that nothing herein shall require the Company or any of its Subsidiaries to disclose any information to Parent or Acquisition Sub if such disclosure would, in the reasonable judgment of the Company, (a) cause significant competitive harm to the Company or its Subsidiaries if the transactions contemplated by this Agreement are not consummated, (b) violate applicable Law or the provisions of any agreement to which the Company or any of its Subsidiaries is a party as of the date hereof or (c) jeopardize any attorney - client or other legal privilege ; provided , in each case, that the Company shall give Parent notice of any information so withheld and the parties hereto shall cooperate in seeking to allow disclosure of such information in a manner that is not reasonably likely to cause significant competitive harm, violate applicable Law or Contract or cause any waiver of privilege ; provided, further, that nothing herein shall authorize Parent or its Representatives to undertake any environmental testing involving the sampling of soil, groundwater, air or other environmental medium or similar invasive techniques at any of the properties owned, operated or leased by the Company or its Subsidiaries . The Company shall take such actions as described in Section 6 . 4 of the Company Disclosure Letter . Notwithstanding anything herein to the contrary, the Company shall not be required to provide access or make any disclosure to Parent pursuant to this Section 6 . 4 to the extent that such access or information is reasonably pertinent to a litigation where the Company or any of its Affiliates, on the one hand, and Parent or any of its Affiliates, on the other hand, are adverse parties . No investigation or access permitted pursuant to this Section 6 . 4 shall affect or be deemed to modify any representation or warranty made by the Company hereunder . Parent agrees that it will not, and will cause its Representatives and Affiliates (including Acquisition Sub) not to, use any information obtained pursuant to this Section 6 . 4 for any competitive or other purpose unrelated to the consummation of the transactions contemplated by this Agreement . The Confidentiality Agreement shall apply with respect to information furnished by the Company, its Subsidiaries and the Company’s officers, employees and other Representatives hereunder and, if this Agreement is terminated prior to the Effective Time, the Confidentiality Agreement shall remain in full force and effect in accordance with its terms prior to giving effect to the execution of this Agreement . Section 6.5 Non - Solicitation; Competing Proposals; Intervening Event . (a) Except as otherwise expressly permitted by this Section 6 . 5 , the Company shall, and shall cause its Subsidiaries and each of its and their respective directors, officers, and Representatives to, immediately cease and cause to be immediately terminated all soliciting activities, discussions, negotiations and access to nonpublic information of the Company with, to or by any Third Party relating to any Competing Proposal or any inquiry or request that would reasonably be expected to lead to a Competing Proposal, and the Company shall promptly (and, in any event, within one (1) Business Days of the date of this Agreement) instruct each Third Party

46 that has previously executed a confidentiality or similar agreement to promptly return to the Company or destroy all nonpublic information previously furnished or made available to such Third Party or any of its Representatives by or on behalf of the Company or its Representatives (including documents or material incorporating non - public information) in accordance with the terms of such confidentiality or similar agreement and immediately terminate all physical and electronic dataroom access previously granted to such Third Party ; provided that this provision shall not require the Company to instruct the Specified Person to return or destroy information provided to the Specified Person in connection with the commercial relationship governed by the Specified Agreement . (b) Except as otherwise expressly provided in this Agreement, from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with the terms of Article VIII , the Company shall not, and shall cause its Subsidiaries and each of its and their respective directors, officers and controlled Representatives not to, and shall instruct its other Representatives not to, directly or indirectly, (i) initiate, solicit, encourage or knowingly facilitate the making of any Competing Proposal or any inquiries that could reasonably be expected to lead to a Competing Proposal, (ii) engage in negotiations or discussions with (it being understood that the Company may inform Persons of the provisions contained in this Section 6 . 5 ), or furnish any nonpublic information to, or access to the business, properties, personnel, assets, books or records of the Company or any of its Subsidiaries to, any Third Party that has made, is seeking to make, has informed the Company of any intention to make or has publicly announced an intent to make any Competing Proposal or any inquiry or request that would reasonably be expected to lead to a Competing Proposal, (iii) grant any waiver of, terminate, amend or release any standstill or similar obligation of any Third Party with respect to the Company or any of its Subsidiaries (and the Company shall enforce any and all such provisions ; provided that if the Company Board determines in good faith that failure to take such action would be inconsistent with its fiduciary duties under applicable Law, then the Company may waive any such standstill or similar agreement to the extent necessary to permit the Person bound by such provision or agreement to make a Competing Proposal to the Company Board (including, for the avoidance of doubt, in an Acceptable Confidentiality Agreement)), (iv) take any action to make the provisions of any Takeover Law, or any restrictive provision of any applicable anti - takeover provision in the Company’s articles of incorporation or bylaws, inapplicable to any transactions contemplated by a Competing Proposal (including approving any transaction under, or a third party becoming an “interested stockholder” under, Section 203 of the DGCL) or (v) approve or recommend, or allow the Company or any of its Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement, commitment, arrangement or understanding with respect to any Competing Proposal or any offer or proposal that could reasonably be expected to lead to a Competing Proposal (other than an Acceptable Confidentiality Agreement as permitted hereunder) or requiring the Company to abandon, terminate or fail to consummate the transactions contemplated by this Agreement (each, an “ Alternative Acquisition Agreement ”) . Any violation of the restrictions set forth in this Section 6 . 5 by any Representative of the Company shall be deemed to be a breach of this Section 6 . 5 by the Company . (c) As promptly as reasonably practicable (and in any event within one (1) Business Day) after receipt by the Company or any of its Representatives of any Competing Proposal or any inquiry or request that could reasonably be expected to lead to any Competing

47 Proposal, the Company shall deliver to Parent a written notice setting forth : (i) the identity of the Third Party making such Competing Proposal, inquiry or request (including, if applicable, unredacted copies of any written proposals or offers, and any proposed term sheets and agreements relating thereto) and (ii) the material terms and conditions of any such Competing Proposal, inquiry or request . The Company shall keep Parent reasonably informed on a reasonably current basis of any material developments (including any material amendment or modification) regarding such Competing Proposal, inquiry or request including by providing unredacted copies of any agreements (draft (to the extent reflecting any material changes in the material terms) or final) and other material documentation to the extent reflecting any material terms relating thereto that are exchanged between the Third Party (or its Representatives) making such Competing Proposal, inquiry or request and the Company (or its Representatives) on a prompt basis (and, in any event, within one (1) Business Day) following such exchange . The Company agrees that it and its Subsidiaries will not enter into any Contract or agreement with any person subsequent to the date of this Agreement that prohibits the Company from engaging in discussions with Parent or providing any information to Parent in accordance with this Section 6 . 5 . (d) Notwithstanding anything to the contrary in this Agreement, at any time after the date hereof and prior to the receipt of the Company Stockholder Approval, in the event that (x) the Company receives an unsolicited Competing Proposal from any Person that did not result from or follow a breach of this Section 6 . 5 and (y) the Company Board determines in good faith (after consultation with its outside legal counsel and financial advisors) that such Competing Proposal either constitutes a Superior Proposal or would reasonably be expected to result in a Superior Proposal, and that the failure to take the actions described in the subsequent clauses (i) or (ii) would be inconsistent with its fiduciary duties to the Company’s stockholders under applicable Law, then the Company and the Company Board and their respective Representatives may (i) contact such Person to clarify the terms and conditions of such Competing Proposal and (ii) engage in negotiations or discussions with, or furnish any information and other access to, any Person making such Competing Proposal and its Representatives or potential sources of financing pursuant to customary confidentiality arrangements if the Company’s board of directors determines in good faith (after consultation with its legal counsel and financial advisors) that such Competing Proposal either constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal ; provided that (A) prior to furnishing any nonpublic information concerning the Company or its Subsidiaries, the Company receives from such Person, to the extent such Person is not already subject to a confidentiality agreement with the Company as of the date hereof, an executed confidentiality agreement with such Person that is not less favorable in any material respect to the Company than in the Confidentiality Agreement (including with respect to non - solicitation of employees and standstill provisions) and, if commercially sensitive information is to be provided to such Person, and such person is a competitor of the Company, a clean team agreement appropriate to address the competitive sensitivities of such competitor (such confidentiality agreement, and, if applicable, clean team agreement, together an “ Acceptable Confidentiality Agreement ”) and (B) any such material nonpublic information so furnished shall be promptly made available to Parent to the extent it was not previously made available to Parent or its Representatives . Information that was made available to Parent pursuant to the Clean Team Agreement shall not be made available to such Person that is a competitor of the Company except pursuant to such clean team agreement and subject to procedures not less favorable to the Company as those applied to Parent .

48 (e) Except as otherwise expressly provided in this Section 6 . 5 , the Company Board (including any committee thereof) shall not (i) withhold, withdraw, qualify or modify in a manner adverse to Parent or Acquisition Sub, or fail to make, the Company Recommendation, (ii) authorize, adopt, approve or recommend, to the Company’s stockholders or otherwise, or otherwise declare advisable, any Competing Proposal, (iii) fail to publicly recommend against any Competing Proposal or fail to publicly reaffirm the Company Recommendation, in each case, within five (5) Business Days after Parent so requests in writing ; provided , however , that (1) such five (5) Business Day period shall be extended for an additional five (5) Business Days following any material modification to any Competing Proposal occurring after the receipt of Parent’s written request and (2) Parent shall be entitled to make such a written request only once for each Competing Proposal and once for each modification to the financial terms or other material modification to such Competing Proposal, (iv) upon the written request of Parent, fail to recommend against any Competing Proposal subject to Regulation 14 D under the Exchange Act in a Solicitation/Recommendation Statement on Schedule 14 D - 9 within ten (10) Business Days after the commencement of such Competing Proposal, or make any other recommendation or public statement in connection with a tender offer or exchange offer for the equity securities of the Company other than a “stop, look and listen” statement pursuant to Section 6 . 5 (g) provided , however , that Parent shall be entitled to make such a written request only once for each Competing Proposal and once for each modification to the financial terms or other material modification to such Competing Proposal, (v) approve or recommend, or allow the Company or any of its Subsidiaries to execute, approve or enter into, any Alternative Acquisition Agreement or (vi) resolve, propose or agree to do any of the foregoing (any action described in the foregoing clauses (i) through (vi) being referred to as an “ Adverse Recommendation Change ”) . (f) Notwithstanding anything in this Agreement to the contrary, at any time prior to the receipt of the Company Stockholder Approval, the Company Board may make an Adverse Recommendation Change if : (i) in response to an Intervening Event, the Company Board determines in good faith (after consultation with its outside legal counsel and financial advisors) that the failure to take such action would be inconsistent with the Company’s directors’ fiduciary duties under applicable Law ; or (ii) (x) the Company receives an unsolicited Competing Proposal from any Person that did not result from or follow a breach of this Section 6 . 5 and has not been withdrawn or otherwise expired, and (y) the Company Board determines in good faith (after consultation with its outside legal counsel and financial advisors) that such Competing Proposal constitutes a Superior Proposal, and that the failure to take such action would be inconsistent with the Company’s directors’ fiduciary duties under applicable Law ; provided, however, that no Adverse Recommendation Change may be made and, in the case of a Superior Proposal, the Company may not terminate this Agreement pursuant to Section 8 . 1 (c)(ii) , unless and until : (i) after the fourth ( 4 th ) Business Day (the “ Notice Period ”) following Parent’s receipt of a written notice from the Company advising Parent that the Company Board intends to make an Adverse Recommendation Change (a “ Notice of Adverse Recommendation ”), including specifying the Intervening Event or Superior Proposal and, in the case of a Superior Proposal, the identity of the Third Party making such a Superior Proposal, the terms and conditions

49 of any such Superior Proposal and a true and complete copy of the most current version of such Superior Proposal (including any proposed agreement or other offer documents), (ii) during the Notice Period, the Company and its Representatives negotiate in good faith with Parent and its Representatives (to the extent Parent desires to negotiate) to make adjustments to the terms and conditions of this Agreement so that either the failure to make an Adverse Recommendation Change in response to such Intervening Event would no longer be reasonably expected to be inconsistent with the fiduciary duties of the Company Board under applicable law or such Competing Proposal would cease to constitute a Superior Proposal and (iii) in determining whether to make such Adverse Recommendation Change, the Company Board shall take into account, in good faith, any changes to the terms of this Agreement timely proposed by Parent in response to a Notice of Adverse Recommendation . Any change to any of the financial terms (including the form, amount and timing of payment of consideration) or any other material change to the terms of such Competing Proposal shall require a new Notice of Adverse Recommendation and commence a new Notice Period, and the Company shall be required to comply again with the requirements of this Section 6 . 5 (f) to the extent all references to four (4) Business Days shall be revised to two (2) Business Days . (g) Nothing in this Agreement shall restrict the Company or the Company Board from taking or disclosing a position contemplated by Rules 14 d - 9 or 14 e - 2 (a) under the Exchange Act, or otherwise making disclosure to comply with applicable Law with regard to a Competing Proposal (it being agreed that a “stop, look and listen” communication by the board of directors to the Company’s stockholders pursuant to Rule 14 d - 9 (f) under the Exchange Act or a factually accurate public statement by the Company that solely describes the Company’s receipt of a Competing Proposal and the operation of this Agreement with respect thereto shall not be deemed to be an Adverse Recommendation Change or give rise to a Parent termination right pursuant to Section 8 . 1 (d)(ii) ) . Nothing in this Section 6 . 5 (g) shall permit the Company to make an Adverse Recommendation Change not otherwise expressly permitted by this Section 6 . 5 . (h) For purposes of this Agreement: (i) “ Competing Proposal ” shall mean any proposal or offer made by any Person (other than Parent, Acquisition Sub or any of their respective Affiliates) or group of Persons as defined in Section 13 (d)(3) of the Exchange Act (A) to purchase or otherwise acquire, directly or indirectly, in one transaction or a series of transactions, (x) beneficial ownership (as defined under Section 13 (d) of the Exchange Act) of more than twenty percent ( 20% ) of any class of equity securities of the Company (by vote or value) pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, tender offer, exchange offer or similar transaction or (y) any one or more assets or businesses of the Company and its Subsidiaries that constitute more than twenty percent ( 20% ), of the revenues, earnings or assets of the Company and its Subsidiaries, taken as a whole, (B) with respect to the issuance, sale or other disposition, directly or indirectly, to any Person (other than Parent, Acquisition Sub or any of their respective Affiliates or group of Persons as used in Section 13 (d)(3) of the Exchange Act), of securities (or options, rights, or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing more than twenty percent ( 20% ) of the voting power of the Company or (C) with respect to any merger, consolidation, business combination, recapitalization, reorganization, liquidation, dissolution or other transaction involving the Company or its

50 Subsidiaries pursuant to which any Person or group of Persons would have beneficial ownership (as defined pursuant to Section 13 (d)(3) of the Exchange Act) of securities representing more than twenty percent ( 20% ) of the total outstanding equity securities of the Company (by vote or value) after giving effect to the consummation of such transaction . (ii) “ Superior Proposal ” shall mean a bona fide unsolicited written Competing Proposal (with all references to “twenty percent ( 20% )” increased to “fifty percent ( 50% )”) made by a Third Party on terms that the Company Board determines in good faith, after consultation with its outside legal counsel and financial advisors, and considering all legal, regulatory and financing aspects and risks of such Competing Proposal and such other factors as the Company Board considers to be appropriate, are more favorable from a financial point of view to the Company’s stockholders than the transactions contemplated by this Agreement (including any changes to the terms of this Agreement committed to by Parent to the Company in writing in response to such Competing Proposal under the provisions of Section 6 . 5 (f) ) . (iii) “ Intervening Event ” means an event, occurrence, change, effect, condition, development or state of facts or circumstances that materially affects the Company and its Subsidiaries taken as a whole (other than related to a Competing Proposal or Superior Proposal, or any proposal which constitutes or could reasonably be expected to lead to a Competing Proposal or Superior Proposal) occurring after the date hereof that did not result from a breach of this Agreement and that was neither known to, nor reasonably foreseeable by the Company Board as of the date of this Agreement (or if known, the consequences of which were not known or reasonably foreseeable to the Company Board of directors as of the date of this Agreement) (where, for the avoidance of doubt, the following shall not be taken into account in determining whether an Intervening Event has occurred (x) the fact in and of itself that the Company meets or exceeds projections, earnings guidance, forecasts or estimates and (y) changes in and of themselves in the price of the Company Common Stock or the trading volume thereof) . Section 6 . 6 Directors’ and Officers’ Indemnification and Insurance . (a) Parent and Acquisition Sub agree that all rights to exculpation, indemnification, contribution and advancement of expenses for facts, events, acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including any matters arising in connection with the transactions contemplated hereby), now existing in favor of the current or former directors, officers or employees of (or in a comparable role with) the Company or its Subsidiaries, or any person serving at the request of the Company or any of its Subsidiaries as a director, officer or employee of (or in a comparable role with) another Person (the “ D&O Indemnified Parties ”), as the case may be, in each case, as provided in the respective organizational documents of the Company or its Subsidiaries or any indemnification or similar agreements in effect as of the date hereof that have been made available to Parent or that are in substantially the form included in the Company SEC Documents filed with or furnished to the SEC by the Company on or after the Spin Date and prior to the date of this Agreement, shall survive the Merger and shall continue in full force and effect in accordance with their terms (it being agreed that after the Closing such rights shall be mandatory rather than permissive, if applicable), and Parent shall and shall cause the Surviving Corporation and its

51 Subsidiaries to perform such obligations thereunder . Parent shall cause the certificate of incorporation, bylaws or other organizational documents of the Surviving Corporation and its Subsidiaries to contain provisions with respect to exculpation, indemnification, advancement of expenses and limitation of director, officer and employee (or comparable) liability that are no less favorable to the D&O Indemnified Parties than those set forth in the Company’s and its Subsidiaries’ organizational documents as of the Closing Date, which provisions thereafter shall not, for a period of at least six (6) years from the Effective Time, be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of the D&O Indemnified Parties, except at required by applicable Law . (b) Without limiting the foregoing, Parent shall (and Parent shall cause the Surviving Corporation to) (i) indemnify, defend and hold harmless, and advance expenses to, the D&O Indemnified Parties with respect to all facts, events, acts or omissions by them in their capacities as such at any time prior to and including the Effective Time (including any matters arising in connection with this Agreement or the transactions contemplated hereby), to the fullest extent that the Company or its Subsidiaries would be permitted by applicable Law ; and (ii) pay in advance of the final disposition of any Action against any D&O Indemnified Party the expenses (including reasonable attorneys’ fees) of any D&O Indemnified Party upon receipt, if required by the DGCL, the Surviving Corporation’s organizational documents or any applicable indemnification agreement, of a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed if it is ultimately determined that such D&O Indemnified Party is not permitted to be indemnified under applicable Law . Notwithstanding anything to the contrary contained in this Section 6 . 6 (b) . or elsewhere in this Agreement, Parent shall not (and Parent shall cause the Surviving Corporation not to) settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any Action to which any D&O Indemnified Parties are parties, unless such settlement, compromise, consent or termination includes an unconditional release of all of the D&O Indemnified Parties covered by the Action from all liability arising out of such Action . (c) For at least six (6) years after the Effective Time, Parent shall, and shall cause the Surviving Corporation and its other Subsidiaries to, maintain in full force and effect the coverage provided by the existing directors’ and officers’ liability insurance, employment practices liability insurance and fiduciary liability insurance in effect as of the Closing Date and maintained by the Company or any of its Subsidiaries, as applicable (the “ Existing D&O Insurance Policies ”), or provide substitute policies (with the Company’s current insurance carriers or other insurance carriers having an A . M . Best financial strength rating of least an “A”) for the Company and the D&O Indemnified Parties who are currently covered by such Existing D&O Insurance Policies, in either case, with limits and on terms and conditions no less advantageous to the D&O Indemnified Parties than the Existing D&O Insurance Policies, covering claims arising from facts, events, acts or omissions that occurred at or prior to the Effective Time, including the transactions contemplated hereby (provided, that Parent or the Surviving Corporation, as applicable, shall not be required to pay an annual premium for such insurance in excess of three hundred percent ( 300% ) of the aggregate annual premium currently paid by the Company or any of its Subsidiaries for the Existing D&O Insurance Policies (the “ Maximum Amount ”), but in such case shall purchase as much of such coverage as possible for such amount) and Parent shall not, and shall not permit the Surviving Corporation or its other Subsidiaries to, take any action that would intentionally prejudice the rights of, or otherwise impede recovery by, the beneficiaries of

52 any such insurance, whether in respect of claims arising before or after the Effective Time (unless such beneficiary is not entitled to such recovery as a result of a final, non - appealable judicial determination under such insurance as a result of such beneficiary’s conduct) . In lieu of such insurance, prior to the Effective Time, the Company may purchase prepaid, non - cancellable six (6) year “tail” directors’ and officers’ liability insurance, employment practices liability insurance and fiduciary liability insurance (“ Tail Coverage ”), effective as of the Effective Time, with limits and on terms and conditions no less advantageous to the D&O Indemnified Parties than the Existing D&O Insurance Policies, covering claims arising from facts, events, acts or omissions that occurred at or prior to the Effective Time, including the transactions contemplated hereby (provided that the Company shall consult with Parent regarding the proposed terms and premium for such Tail Coverage and the premium for such Tail Coverage shall not exceed the Maximum Amount), and Parent shall cause the Surviving Corporation (or its applicable Subsidiaries) to maintain such Tail Coverage in full force and effect, without any modification, and continue to honor the obligations thereunder, in which event Parent shall cease to have any obligations under the first sentence of this Section 6 . 6 (c) . (d) In the event that Parent, the Surviving Corporation, any of the Company’s Subsidiaries or any of their successors or assigns shall (i) consolidate with or merge or amalgamate into any other Person and shall not be the continuing or surviving company or entity of such consolidation, merger or amalgamation or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, Parent shall cause proper provision to be made so that the successor and assign of Parent, the Surviving Corporation, any such Subsidiary or all or substantially all of its or their properties and assets, as the case may be, assumes the obligations set forth in this Section 6 . 6 . (e) The D&O Indemnified Parties are third party beneficiaries of this Section 6 . 6 . The provisions of this Section 6 . 6 shall survive the Merger and are intended to be for the benefit of, and enforceable by, each D&O Indemnified Party and his or her successors, heirs or representatives . Parent and the Surviving Corporation shall pay all reasonable expenses, including reasonable, documented attorneys’ fees, that may be incurred by any D&O Indemnified Party in enforcing its indemnity and other rights under this Section 6 . 6 . The rights of each D&O Indemnified Party hereunder shall be in addition to, and not in limitation of, any other applicable rights such D&O Indemnified Party may have under the respective organizational documents of the Company or any of its Subsidiaries or the Surviving Corporation, any other indemnification arrangement, applicable Law or otherwise . (f) Notwithstanding anything herein to the contrary, if any claim (whether arising before, at or after the Closing) is made against any of the D&O Indemnified Parties on or prior to the sixth ( 6 th ) anniversary of the Closing Date, the provisions of this Section 6 . 6 shall continue in effect until the final disposition of such claim . Section 6 . 7 Notification of Certain Matters . The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (a) any notice or other communication received by such party from any Governmental Authority in connection with the this Agreement, the Merger or the transactions contemplated hereby, or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the transactions contemplated hereby, if the subject matter of such communication or the failure of

53 such party to obtain such consent could be material to the Company, the Surviving Corporation or Parent, and (b) any Action commenced against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relates to this Agreement, the Merger or the transactions contemplated hereby . Section 6 . 8 Public Announcements . Except as otherwise contemplated by Section 6 . 5 or in connection with any Action among the parties regarding this Agreement, the Company, Parent and Acquisition Sub shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the transactions contemplated hereby, and none of the parties hereto or their respective Affiliates shall issue any such press release or make any public statement prior to obtaining the other parties’ consent (which consent shall not be unreasonably withheld, conditioned or delayed), except that no such consent shall be necessary to the extent disclosure may be required by Law, Order or applicable stock exchange rule or any listing agreement of any party hereto (in which case, the disclosing party shall use its reasonable best efforts to consult with the other party prior to such disclosure) . In addition, the Company may, without Parent or Acquisition Sub’s consent, and Parent and Acquisition Sub may, without the Company’s consent, communicate to their employees, customers, suppliers and consultants ; provided that such communication is consistent with prior communications of the Company, Parent or Acquisition Sub or any communications plan, in each case agreed to by Parent and the Company . The initial press release concerning this Agreement and the transactions contemplated hereby shall be a joint press release in the form mutually agreed by the Company and Parent prior to the execution of this Agreement . Section 6.9 Employee Matters . (a) Employees of the Company or its Subsidiaries immediately prior to the Effective Time who remain employees of Parent, the Surviving Corporation or any of their Affiliates following the Effective Time are hereinafter referred to as the “ Continuing Employees ” . For the period commencing at the Effective Time and ending twelve (12) months from the Effective Time, or such longer time as required by applicable Law (such period, the “ Continuation Period ”), Parent shall, or shall cause the Surviving Corporation or any of their respective Affiliates to, provide for each Continuing Employee (i) at least the same base salary and wage rate provided to such Continuing Employee immediately prior to the Effective Time, (ii) short - term cash incentive compensation opportunities (excluding, for the avoidance of doubt, any equity or equity - based incentives) that are no less favorable in the aggregate than such incentive compensation opportunities provided to each such Continuing Employee immediately prior to the Effective Time and (iii) employee benefits, as determined by Parent in its reasonable discretion, that are either (A) substantially comparable in the aggregate (other than defined benefit pension plans and retiree medical or other post - termination welfare benefits (unless required pursuant to a collective bargaining agreement or applicable Law) and retention or change in control payments or awards) to the employee benefits provided to such Continuing Employee immediately prior to the Effective Time, or (B) substantially similar to the employee benefits provided to similarly - situated employees of Parent . Without limiting the generality of the foregoing, during the Continuation Period, Parent shall provide, or shall cause the Surviving Corporation or any of their respective Affiliates to provide, severance payments and benefits to each Continuing Employee whose employment is terminated during such period that are no less favorable than the severance payments and benefits as set forth in Section 6 . 9 (a) of the Company Disclosure Letter .

54 Notwithstanding the provisions of this Section 6 . 9 (a) or as set forth in the remaining subsections of Section 6 . 9 , to the extent a Continuing Employee is employed in a jurisdiction where applicable Law requires different treatment of such Continuing Employee’s compensation or benefits entitlements, or such Continuing Employee’s terms of employment are governed by a collective bargaining, works council or similar agreement, Parent shall, or shall cause the Surviving Corporation or any of their respective Affiliates to comply with the requirements of any such applicable Laws or collective bargaining, works council or similar agreements . (b) Parent hereby acknowledges that consummation of the Merger will constitute a “change in control” (or similar term) of the Company under the terms of the Company Benefit Plans listed on Section 6 . 9 (b) of the Company Disclosure Letter . (c) From and after the Effective Time, Parent shall, or shall cause the Surviving Corporation or any of their respective Subsidiaries to, assume and honor all obligations under the change in control agreements and employment agreements listed on Section 6 . 9 (c) of the Company Disclosure Letter in accordance with their terms as in effect immediately prior to the Effective Time . (d) For purposes of determining eligibility to participate, vesting and entitlement to benefits, where length of service is relevant under any benefit plan or arrangement of Parent, the Surviving Corporation or any of their respective Subsidiaries providing benefits to a Continuing Employee after the Effective Time (collectively, the “ New Plans ”), such Continuing Employee shall receive service credit for service with the Company and its Subsidiaries (and any respective predecessors) to the same extent such service credit was granted under a corresponding benefit plan or arrangement (other than any defined benefit or retiree medical or other post - termination welfare benefit plan, program or arrangement) of the Company or any of its Subsidiaries in which such Continuing Employee was eligible to participate immediately prior to the Effective Time, except to the extent any such service credit would result in the duplication of benefits . In addition and without limiting the generality of the foregoing, Parent shall, or shall cause its Subsidiaries to, use reasonable best efforts to cause : (i) each Continuing Employee to be immediately eligible to participate, without any waiting time or satisfaction of any other eligibility requirements, in any and all New Plans to the extent that (A) coverage under such New Plan replaces coverage under a benefit plan or arrangement in which such Continuing Employee participated immediately before the Effective Time (collectively, the “ Old Plans ”) and (B) each such Continuing Employee is treated as having satisfied all waiting time and other eligibility requirements under the Old Plan being replaced by the New Plan and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Continuing Employee, Parent shall, or shall cause its Subsidiaries to, use commercially reasonably efforts to cause (A) all pre - existing condition exclusions and actively - at - work requirements of such New Plan to be waived for such Continuing Employee and his or her covered dependents to the extent such conditions were previously satisfied, inapplicable or waived under the comparable Old Plan and (B) any expenses incurred by any Continuing Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such Continuing Employee’s participation in the corresponding New Plan begins to be taken into account to the same extent as under such corresponding Old Plan under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out - of - pocket requirements applicable to such Continuing Employee

55 and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan. (e) Effective as of immediately prior to the Effective Time and contingent upon the occurrence of the Closing, unless otherwise requested by Parent at least five (5) days prior to the Effective Time, pursuant to resolutions of the Company’s Board of Directors that are reasonably satisfactory to Parent, the Company shall terminate the Company 401 (k) Plan, and provide that participants in the Company 401 (k) Plan shall become fully vested in any unvested portion of their Company 401 (k) Plan accounts as of the date such plan is terminated . As of the Closing Date, Parent shall designate and provide coverage under a tax - qualified defined contribution retirement plan with a cash or deferred arrangement that is sponsored by Parent or one of its Subsidiaries (the “ Parent 401 (k) Plan ” ) for the participants in the Company 401 (k) Plan . In connection with the termination of the Company 401 (k) Plan, to the extent permitted by the Parent 401 (k) Plan, Parent shall cause the Parent 401 (k) Plan to accept from the Company 401 (k) Plan the “direct rollover” of the account balance (including the in - kind rollover of promissory notes evidencing all outstanding loans) of each employee who participated in the Company 401 (k) Plan as of the date such plan is terminated who elects such direct rollover in accordance with the terms of the Company 401 (k) Plan and the Code . (f) Parent shall, and shall cause the Surviving Corporation to, honor the terms of each collective bargaining agreement and works council agreement until such collective bargaining agreement or works council agreement expires pursuant to its terms or is modified by the parties thereto . (g) Notwithstanding anything in this Section 6 . 9 to the contrary, nothing in this Agreement, whether express or implied, shall (i) cause either Parent or any of its Affiliates to be obligated to continue to employ any Person, including any Continuing Employees, for any period of time following the Effective Time, (ii) be treated as an amendment or other modification of any Company Benefit Plan, New Plan or any other employee benefit plans of the Company or Parent (including the requirement to adopt or establish any such plans) or as a guarantee of employment for any employee of the Company or any of its Subsidiaries or (iii) create any third party beneficiary rights in any director, officer, employee or individual Person, including any present or former employee, officer, director or individual independent contractor of the Company or any of its Subsidiaries (including any beneficiary or dependent of any such individual) . (h) Prior to the Closing Date, the Company shall provide Section 6 . 9 (h) of the Company Disclosure Letter, which (if provided more than five (5) days prior to the Closing) shall be updated through Closing, lists all “employment losses,” as defined in WARN, occurring during the ninety (90) day period prior to the Closing Date, stating for each such employment loss the date the loss occurred, the location, and the position(s) involved . Section 6.10 Financing Cooperation . (a) The Company acknowledges that Parent intends to obtain debt financing to finance all or a portion of the Merger Consideration (the “ Proposed Financing ”) . Notwithstanding anything to the contrary contained herein, Parent agrees that (i) prior to the Closing, none of the Company or any of its Subsidiaries shall have any liability (whether in

56 contract, tort or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations under the agreements for the Proposed Financing, (ii) such Proposed Financing shall not contain any restrictive covenant or other obligations that are required to be performed or complied with by the Company or any of its Subsidiaries prior to the Closing, and (iii) the obligations of Parent and Acquisition Sub under this Agreement are not subject to any conditions regarding Parent’s, its Affiliates’, or any other Person’s ability to obtain the Proposed Financing or any other financing for the consummation of the transactions contemplated hereby . (b) Until the Closing, subject to the other terms and conditions of this Agreement, the Company shall use its reasonable best efforts to provide, and to cause its Subsidiaries and its and their respective Representatives to provide, upon the reasonable request of Parent, reasonable and customary cooperation in connection with the Proposed Financing (to the extent not in violation of this Agreement), including by : (i) reasonably cooperating with any customary due diligence process as reasonably requested by Parent, including instructing appropriate members of senior management to participate in a reasonable number of meetings, if any (it being understood that such meetings may occur telephonically or by videoconferencing) in connection with the Proposed Financing upon reasonable advance notice and at mutually agreeable dates and times ; (ii) providing pertinent historical financial information as is reasonably available to the Company, customarily required for completion of debt financings similar to the Proposed Financing and reasonably requested by Parent in order to obtain or in connection with such financing, including the Required Information ; (iii) reasonably assisting Parent in its preparation of customary offering and marketing documents (and any supplements thereto) required in connection with the Proposed Financing ; and (iv) to the extent reasonably requested by Parent, requesting the consent of, and customary comfort letters from, the Company’s independent accountants (and providing customary management letters and requesting legal letters to obtain such consent) if necessary for Parent’s use of the Company’s financial statements . Notwithstanding the foregoing, none of the Company, any of its Subsidiaries nor any of their respective Representatives shall be required to take or permit the taking of any action pursuant to this Section 6 . 10 (b) that would : (A) require the Company, any of its Subsidiaries or any of their respective Representatives to pass resolutions or consents to approve or authorize the execution of the Proposed Financing, or to enter into or execute any certificate, document, instrument or agreement or agree to any change or modification of any existing certificate, document, instrument or agreement or take any other similar action to the extent any such action would be effective prior to the Closing (other than signing customary authorization letters), (B) require the Company, any of its Subsidiaries or any of their respective Representatives to pay any commitment or other similar fee or incur any other expense, liability or obligation in connection with such financing, (C) cause any director, officer, employee or stockholder of the Company, any of its Subsidiaries or any of their respective Representatives to incur any personal liability or take action that could reasonably be expected to result in such liability, (D) conflict with the organizational documents of the Company, any of its Subsidiaries or any of their respective Representatives or any Laws, (E) reasonably be expected to result in a violation or breach of, or a default (with or without notice, lapse of time, or both) under, any Contract to which the Company, any of its Subsidiaries or any of their respective Representatives is a party, (F) require the Company, any of its Subsidiaries or any of their respective Representatives to provide access to or disclose information that could jeopardize any attorney - client privilege or other applicable privilege of such Person ( provided , however, that the Company shall use commercially reasonable efforts to provide such access or disclose such information in a manner that would not jeopardize such attorney - client or other

57 applicable privilege), (G) cause any condition to Closing set forth in Article VII (Conditions to the Merger) to fail to be satisfied or otherwise cause any breach of this Agreement that would provide Parent the right to terminate this Agreement or (H) require the Company, any of its Subsidiaries or any of their respective Representatives to provide any legal opinions, prepare any pro forma financial information, budgets or projections (which shall be the sole responsibility of Parent to prepare) or update any projections that the Company or its Representatives previously provided to Parent . Notwithstanding anything in this Agreement to the contrary, Parent shall ensure that any requested cooperation does not, and such cooperation shall not, unreasonably interfere with the ongoing business or operations of the Company, any of its Subsidiaries or any of their respective Representatives . (c) Parent shall, promptly upon request by the Company, reimburse the Company, its Subsidiaries and their respective Representatives for all reasonable and documented out - of - pocket fees and expenses incurred by such Persons in connection with such requested cooperation, and Parent shall indemnify, defend and hold harmless the Company, its Subsidiaries and their respective Representatives against any and all costs, expenses, judgments, fines, claims, losses, penalties, damages, interest, awards and liabilities directly or indirectly suffered or incurred by them as a result of any Action against them arising out of the Proposed Financing (including any acts performed by them under this Section 6 . 10 ) and any information utilized in connection therewith, except, in each case, to the extent such costs, expenses, judgments, fines, claims, losses, penalties, damages, interest, awards or liabilities result from the gross negligence, fraud or willful misconduct of the Company or any of its Subsidiaries, or any of their respective Representatives . (d) All non - public, confidential information obtained by Parent or any of its Representatives pursuant to this Section 6 . 10 or otherwise in connection with the Proposed Financing shall be kept confidential in accordance with the Confidentiality Agreement . (e) The Company’s obligations under this Section 6 . 10 are the sole obligations of the Company with respect to the Proposed Financing and no other provision of this Agreement shall be deemed to expand or modify such obligations . In no event shall the Company or any of its Subsidiaries be in breach of this Agreement because of the failure by the Company, any of its Subsidiaries or any of their respective Representatives to deliver, after use of commercially reasonable efforts to do so, any information that is not currently readily available to the Company or its Subsidiaries on the date hereof or is not otherwise prepared in the ordinary course of business or for failure to obtain, after use of its reasonable best efforts, any information from its accountants . Notwithstanding anything to the contrary herein, it is understood and agreed that the condition precedent set forth in Section 7 . 2 (b) as applied to the Company’s obligations under this Section 6 . 10 shall be deemed satisfied unless the Proposed Financing has not been obtained as a direct result of the Company’s intentional material breach of its obligations under this Section 6 . 10 to the extent such breach is the primary cause of the unavailability of the Proposed Financing . None of the Company, any of its Subsidiaries or any of their respective Representatives shall have any obligations under this Section 6 . 10 following the Effective Time . Section 6.11 Repayment of Indebtedness; Treatment of Convertible Notes . (a) Immediately after the Effective Time, Parent shall (or shall cause an Affiliate to) provide and make available to the Company in immediately available funds in an

58 amount equal to the amount necessary for the Company and its Subsidiaries to repay and discharge in full all amounts outstanding or otherwise due and owing pursuant to the terms of the financing arrangements set forth on Section 6 . 11 of the Company Disclosure Letter (the “ Company Debt ”), including accrued interest thereon and all fees and other obligations (including penalties or other charges or amounts that become payable thereunder as a result of the prepayment thereunder or the consummation of the transactions contemplated at the Closing or that may become due and payable at the Effective Time) of the Company or any of its Subsidiaries thereunder (collectively, the “ Debt Payoff Amount ”) . Subject to Parent’s compliance with the previous sentence, the Company shall pay the Debt Payoff Amount to the counterparties under the Company Debt as promptly as practicable following the date the Company receives such Debt Payoff Amount . The Company shall use its commercially reasonable efforts to, or prior to the Closing Date, provide Parent with a customary payoff letter (the “ Payoff Letter ”) from the agent under the credit agreements set forth in Section 6 . 11 of the Company Disclosure Letter, which Payoff Letter shall set forth the aggregate amount required to satisfy in full all such indebtedness of the Company or any of its Subsidiaries to be discharged at the Closing . (b) Prior to the Closing, the Company shall take such actions as may be required in accordance with, and subject to, the terms of the Convertible Notes Indenture including, without limitation, delivery, issuance or entry into, as applicable, of any notices, certificates, press releases, supplemental indentures, officers’ certificates or other documents or instruments required to comply with the Convertible Notes Indenture as a result of the transactions contemplated by this Agreement . The Company shall provide Parent and its counsel reasonable opportunity to review and comment on any notices, certificates, press releases, supplemental indentures, legal opinions, officers’ certificates or other documents or instruments deliverable pursuant to the Convertible Notes Indenture as a result of the transactions contemplated by this Agreement prior to the dispatch or making thereof, and Parent shall provide reasonable cooperation in connection therewith . At the Closing, the Company shall take all necessary action to perform and comply with all obligations of the Company pursuant to the Convertible Notes Indenture within the time periods (but at or prior to the Closing) required by the terms of the Convertible Notes Indenture and Parent shall take all necessary action to perform and comply with its obligations, if any, under the Convertible Notes Indenture and any supplemental indenture entered into by Parent at Closing and such obligations to be performed thereafter ; provided that any opinions of counsel required by the Convertible Notes Indenture, or as shall be required by the trustee pursuant to the Convertible Notes Indenture, shall be delivered by Parent and its counsel in each case to the extent required by the terms of the Convertible Notes Indenture to be delivered at Closing in connection with the transactions contemplated by this Agreement . Section 6 . 12 Integration Planning . Without limiting Section 6 . 4 (Access to Information ; Confidentiality), from and after the execution of this Agreement until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 8 . 1 , except as may be required by Law (including Antitrust Laws), (a) upon the reasonable advance written request of Parent, the Company shall, and shall cause its Subsidiaries to, reasonably cooperate with Parent and its Representatives to plan for the integration of the parties hereto, their respective Subsidiaries and their respective businesses following the Closing and (b) without limiting the generality of the foregoing clause (a), the Company shall and shall cause its Subsidiaries to, and shall use commercially reasonable efforts to cause their respective Representatives to, reasonably assist Parent with respect to integration planning (including providing support for IT systems, IT

59 equipment and other Company Technology, and benefits support services (including retention plans), and, in its reasonable discretion, affording Parent a reasonably opportunity to interview Company employees and executives), and prepare for customer communications and notices to be sent upon Closing reasonably required to result in a successful transition and integration following the Closing . Notwithstanding the foregoing, the Company and its Subsidiaries shall not be required to take such actions if : (A) it would cause a material violation of any Contract to which Company or any of its Subsidiaries is a party, or (B) the Company believes in good faith after consultation with outside counsel and taking into account whether privilege cannot be protected by the Company or its Subsidiaries through exercise of its or their reasonable efforts (such as redaction of certain information), it would reasonably be expected to cause a risk of a loss of privilege to the Company or any of its Subsidiaries or would constitute a violation of any applicable Law . Section 6 . 13 Acquisition Sub ; Parent Affiliates . Parent shall take all actions necessary to (a) cause Acquisition Sub and any other applicable Affiliates of Parent to perform their respective obligations under this Agreement and, in the case of Acquisition Sub, to consummate the Merger on the terms and conditions set forth in this Agreement and (b) ensure that, prior to the Effective Time, Acquisition Sub shall not conduct any business, or incur or guarantee any indebtedness or make any investments, other than as specifically contemplated by this Agreement . Any Consent or waiver by Parent under this Agreement shall be deemed to also be a Consent or waiver by Acquisition Sub . Section 6 . 14 No Control of the Company’s Business . Nothing contained in this Agreement is intended to give Parent, Acquisition Sub or any of their respective Affiliates, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time . Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ operations . Section 6 . 15 Rule 16 b - 3 Matters . Prior to the Effective Time, the Company may take such further actions, if any, as may be reasonably necessary or appropriate to ensure that the dispositions of equity securities of the Company (including any derivative securities) pursuant to the transactions contemplated by this Agreement by any officer or director of the Company who is subject to Section 16 of the Exchange Act are exempt under Rule 16 b - 3 promulgated under the Exchange Act . Section 6 . 16 Stock Exchange Matters . Parent shall cause the Company’s securities to be delisted from the NYSE and Nasdaq Stockholm and de - registered under the Exchange Act as soon as practicable following the Effective Time ; provided that such delisting and termination shall not be effective until after the Effective Time . Section 6 . 17 Takeover Laws . If any Takeover Law shall become applicable to the transactions contemplated hereby, the Company and the Company Board shall grant such approvals and take such actions as are reasonably necessary to eliminate or minimize the effects of such Takeover Laws on the transactions contemplated hereby .

60 ARTICLE VII CONDITIONS TO THE MERGER Section 7 . 1 Conditions to the Obligations of Each Party . The respective obligations of each party to consummate the Merger are subject to the satisfaction or (to the extent not prohibited by Law) waiver by the Company, Parent and Acquisition Sub at or prior to the Effective Time of the following conditions : (a) The Company Stockholder Approval shall have been obtained; (b) any waiting period (or any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated or early termination thereof shall have been granted, and the applicable waiting periods (or any extensions thereof) or clearance, as applicable, under the Antitrust Laws and Investment Screening Laws of the jurisdictions set forth on Section 6 . 3 (a) of the Company Disclosure Letter shall have expired, been terminated or been obtained ; and (c) no Governmental Authority of the United States or a jurisdiction set forth on Section 6 . 3 (a) of the Company Disclosure Letter shall have enacted, issued, promulgated, enforced or entered any Law or Order which is then in effect and has the effect of restraining, enjoining, rendering illegal or otherwise prohibiting consummation of the Merger . Section 7 . 2 Conditions to the Obligations of Parent and Acquisition Sub . The respective obligations of Parent and Acquisition Sub to consummate the Merger are subject to the satisfaction or (to the extent not prohibited by Law) waiver by Parent at or prior to the Effective Time of the following conditions : (a) the representations and warranties of the Company contained in this Agreement, without giving effect to any materiality or “ Company Material Adverse Effect ” qualifications therein, shall be true and correct as of the date hereof and as of the Closing Date, except for such failures to be true and correct as would not, individually or in the aggregate, have a Company Material Adverse Effect (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only) ; provided , however , that (i) the representations and warranties contained in Section 4 . 1 (Organization and Qualification ; Subsidiaries), Section 4 . 2 (Capitalization) (other than clause (a) thereof), Section 4 . 3 (Authority Relative to Agreement), Section 4 . 4 (No Conflict ; Required Filings and Consents), Section 4 . 22 (Brokers), Section 4 . 23 (Opinion of Financial Advisor) and Section 4 . 25 (Takeover Statutes) shall be true and correct in all material respects as of date hereof and as of the Closing Date and (ii) the representations and warranties contained in Section 4 . 9 (ii) (Absence of Certain Changes or Events) shall be true and correct in all respects as of the date hereof and as of the Closing Date and (iii) the representations and warranties in Section 4 . 2 (a) (Capitalization) shall be true and correct in all respects other than de minimis inaccuracies herein as of the date hereof and as of the Closing Date ; (b) the Company shall have performed or complied in all material respects with each of its obligations under the Merger Agreement to be performed or complied by it ;

61 (c) since the date of the Merger Agreement, a Company Material Adverse Effect has not occurred ; and (d) the Company shall have delivered a certificate to Parent, dated as of the Closing Date and duly executed by a senior executive officer (or similar authorized person) of the Company, certifying to the effect that the conditions set forth in Sections 7 . 2 (a) , (b) and (c) have been satisfied . Section 7 . 3 Conditions to the Obligations of the Company . The obligation of the Company to consummate the Merger is subject to the satisfaction or (to the extent not prohibited by Law) waiver by the Company at or prior to the Effective Time of the following conditions : (a) the representations and warranties of Parent and Acquisition Sub contained in the Merger Agreement, without giving effect to any materiality or “ Parent Material Adverse Effect ” qualifications therein, shall be true and correct in all respects as of the date hereof and as of the Closing Date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only), except for such failures to be true and correct as of such date as would not, individually or in the aggregate, have a Parent Material Adverse Effect ; (b) Parent and Acquisition Sub shall have performed or complied with, in all material respects, each of their respective obligations under the Merger Agreement to be performed or complied with by Parent or Acquisition Sub, respectively ; and (c) Parent shall have delivered a certificate to the Company on behalf of Parent and Acquisition Sub, dated as of the Closing Date and duly executed by a senior executive officer (or similar authorized person) of Parent, certifying to the effect that the conditions set forth in Sections 7 . 3 (a) and (b) have been satisfied . ARTICLE VIII TERMINATION, AMENDMENT AND WAIVER Section 8 . 1 Termination . Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated at any time prior to the Effective Time, as follows : (a) Mutual Written Consent . By mutual written consent of each of Parent and the Company ; or (b) by either Parent or the Company, if: (i) Outside Date . The Merger shall not have been consummated on or before April 23 , 2022 (such date, as extended in accordance with this paragraph, the “ Outside Date ”) ; provided , that such date shall automatically extend in increments of three (3) months to a date no later than October 23 , 2022 if the conditions set forth in Section 7 . 1 (b) or Section 7 . 1 (c) (if the Law or Order relates to Antitrust Laws or Investment Screening Laws) shall not have been satisfied as of the close of business on the Business Day immediately prior to the Outside Date ; p rovided , further , that the right to terminate

62 this Agreement pursuant to this Section 8 . 1 (b)(i) shall not be available to any party if the failure of such party, and in the case of Parent, including the failure of Acquisition Sub, to perform or comply with any of its obligations under this Agreement has been the principal cause of or resulted in the failure of the Closing to have occurred on or before such date ; (ii) Legal Restraints . Prior to the Effective Time, any Governmental Authority of the United States or a jurisdiction set forth on Section 6 . 3 (a) of the Company Disclosure Letter shall have enacted, issued, promulgated, enforced or entered any Law or Order or taken any other action permanently restraining, enjoining, rendering illegal or otherwise prohibiting the transactions contemplated by this Agreement, and such Law or Order or other action shall have become final and non - appealable ; provided, however, that the right to terminate this Agreement under this Section 8 . 1 (b)(ii) shall not be available to a party if the issuance of such Law or Order or taking of such action was primarily due to the failure of such party, and in the case of Parent, including the failure of Acquisition Sub, to perform any of its obligations under this Agreement ; or (iii) Company Stockholder Approval . Upon a vote at a duly held meeting to obtain the Company Stockholder Approval, the Company Stockholder Approval is not obtained ; (b) by the Company, if (i) Parent Breach . Parent or Acquisition Sub shall have breached or failed to perform any of their respective representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (A) would result in any condition in Section 7 . 3 not being satisfied, and (B) is not capable of being cured, or is not cured, by Parent or Acquisition Sub on or before the earlier of (x) the Outside Date and (y) the date that is thirty (30) calendar days following the Company’s delivery of written notice to Parent or Acquisition Sub, as applicable, of such breach ; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8 . 1 (c) if the Company is then in material breach of any of its representations, warranties, covenants or agreements hereunder such that Parent would be entitled to terminate this Agreement pursuant to Section 8 . 1 (d)(i) ; or (ii) Superior Proposal . at any time prior to receipt of the Company Stockholder Approval if (i) the Company has received a Superior Proposal after the date of this Agreement, (ii) the Company Board has authorized the Company to enter into a definitive agreement to consummate the transaction contemplated by that Superior Proposal following the procedures set forth in Section 6 . 5 , (iii) the Company has complied in all material respects with the terms of Section 6 . 5 with respect to such Superior Proposal and (iv) concurrently with (and as a condition to) such termination the Company pays (or causes to be paid) Parent the Termination Fee in accordance with Section 8 . 3 (a) ; (c) by Parent, if: (i) Company Breach . the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements set forth in

63 this Agreement, which breach or failure to perform (A) would result in any condition in Section 7 . 2 not being satisfied, and (B) is not capable of being cured, or is not cured, by the Company on or before the earlier of (x) the Outside Date and (y) the date that is thirty (30) calendar days following Parent’s delivery of written notice to the Company of such breach ; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8 . 1 (d)(i) if Parent or Acquisition Sub is then in material breach of any of its representations, warranties, covenants or agreements hereunder such that the Company would be entitled to terminate this Agreement pursuant to Section 8 . 1 (c)(i) ; (ii) Adverse Recommendation Change . the Company Board shall have made an Adverse Recommendation Change ; provided that Parent’s right to terminate this Agreement pursuant to this Section 8 . 1 (d)(ii) shall expire when the Company Stockholder Approval has been obtained ; or (iii) Breach of Non - Solicitation Covenants . the Company shall have committed a Willful Breach of any of its obligations under Section 6 . 5 (Non - Solicitation ; Competing Proposal ; Intervening Event) and such breach has resulted in the receipt of a Competing Proposal by the Company, which breach or failure to perform is not cured by the Company on or before the date that is ten (10) calendar days following Parent’s delivery of written notice to the Company of such breach . Section 8 . 2 Effect of Termination . In the event that this Agreement is validly terminated and the Merger abandoned pursuant to Section 8 . 1 , written notice thereof shall be given to the other party or parties, specifying the provisions hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and of no effect without liability on the part of any party hereto (or any of its Representatives), and all rights and obligations of any party hereto shall cease ; provided , however , that, except as otherwise provided in Section 8 . 3 or in any other provision of this Agreement, no such termination shall relieve any party hereto of any liability or damages (which the parties hereto acknowledge and agree shall not be limited to reimbursement of Expenses or out - of - pocket costs, and, in the case of liabilities or damages payable by Parent and Acquisition Sub, would include the benefits of the transactions contemplated by this Agreement lost by the Company’s stockholders, taking into consideration all relevant matters, including lost stockholder premium, other combination opportunities and the time value of money), which shall be deemed in such event to be damages of such party, resulting from any Willful Breach of this Agreement prior to such termination, in which case, except as otherwise provided in Section 8 . 3 , the aggrieved party shall be entitled to all remedies available at law or in equity ; provided, further, that the Confidentiality Agreement and the provisions of Section 6 . 10 (c) , Section 8 . 2 , Section 8 . 3 , Section 8 . 6 and Article IX shall survive any termination of this Agreement pursuant to Section 8 . 1 in accordance with their respective terms . Section 8 . 3 Termination Fees ; Expenses . (a) In the event that: (i) (A) a Third Party shall have made to the Company or directly to the Company’s stockholders a Competing Proposal after the date of this Agreement, (B) this Agreement is subsequently terminated (x) by either party pursuant to Section 8 . 1 (b)(i)

64 (Outside Date) (at a time when the Company Stockholder Approval has not been obtained or Parent has the right to terminate pursuant to Section 8 . 1 (d)(i) (Company Breach)), (y) by either party pursuant to Section 8 . 1 (b)(iii) (Company Stockholder Approval) or (z) by Parent pursuant to Section 8 . 1 (d)(i) (Company Breach) or Section 8 . 1 (d)(iii) (Breach of Non - Solicitation Covenants) and at the time of such termination in the case of clauses (x) and (y) (or at the time of such breach in the cause of clause (z)) a Competing Proposal has been publicly announced (or privately made to the Company in the case of clauses (x) and (z)) after the date of this Agreement and has not been withdrawn, and (C) within twelve (12) months of such termination of this Agreement, the Company consummates a transaction involving any Competing Proposal or enters into an Alternative Acquisition Agreement regarding any Competing Proposal and any Competing Proposal is subsequently consummated ; provided, however, that for purposes of this Section 8 . 3 (a)(i) , the references to “twenty percent ( 20% )” in the definition of Competing Proposal shall be deemed to be references to “fifty percent ( 50% )” ; (ii) this Agreement is terminated by Parent pursuant to Section 8.1(d)(ii) (Adverse Recommendation Change); (iii) (A) the Company Board shall have made an Adverse Recommendation Change and (B) this Agreement is terminated by either party pursuant to Section 8 . 1 (b)(i) (Outside Date) (at a time when the Company Stockholder Approval has not been obtained or Parent has the right to terminate pursuant to Section 8 . 1 (d)(i) (Company Breach) or Section 8 . 1 (b)(iii) (Company Stockholder Approval), or by Parent pursuant to Section 8 . 1 (d)(i) (Company Breach)) ; (iv) this Agreement is terminated by the Company pursuant to Section 8.1(c)(ii) (Superior Proposal); or (v) this Agreement is terminated by Parent pursuant to Section 8.1(d)(iii) (Breach of Non - Solicitation Covenants); then the Company shall pay, or cause to be paid, by wire transfer of immediately available funds, to or at the direction of Parent, (x) in the case of clauses (i), (ii), (iii) and (iv) above, one hundred percent ( 100% ) of the Termination Fee (reduced by the portion of the Termination Fee previously paid pursuant to the immediately succeeding clause (y), if any) and (y) in the case of clauses (v) above, an amount equal to Parent’s Expenses (provided that such amount shall not exceed $ 15 million) (it being understood that in no event shall the Company be required to pay more than 100 percent ( 100% ) of the Termination Fee), (A) in the case of clause (i) above, on the date of the consummation of such transaction involving a Competing Proposal, (B) in the case of clauses (ii) or (v), or if Parent is the terminating party in the case of clause (iii), no later than two (2) Business Days after the date of such termination and (C) in the case of clause (iv), or if the Company is the terminating party in the case of clause (iii), prior to or substantially concurrently with such termination . (b) Notwithstanding anything to the contrary set forth in this Agreement, but subject to Section 9.9 , Parent’s receipt in full of the Termination Fee pursuant to Section 8.3 , in

65 circumstances where the Termination Fee is owed pursuant to Section 8 . 3 , shall constitute the sole and exclusive monetary remedy of Parent and Acquisition Sub against the Company and its Subsidiaries and any of their respective direct or indirect, former, current or future general or limited partners, stockholders, members, managers, directors, officers, employees, agents, Affiliates or assignees of any of the foregoing (collectively, the “ Company Related Parties ”) for all losses and damages suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amount, none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement (except that the Company shall also be obligated with respect to Section 8 . 3 (c) and Section 8 . 6 , as applicable) . (c) Each of the parties hereto acknowledges that (i) the agreements contained in this Section 8 . 3 are an integral part of the transactions contemplated by this Agreement, (ii) the Termination Fee is not a penalty, but is liquidated damages, in a reasonable amount that will compensate Parent in the circumstances in which such fee is payable, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision and (iii) without these agreements, the parties hereto would not enter into this Agreement . Accordingly, if the Company fails to timely pay any amount due pursuant to this Section 8 . 3 and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for the payment of any amount set forth in this Section 8 . 3 , the Company shall pay Parent its costs and expenses in connection with such suit, together with interest on such amount at the annual rate of two percent ( 2% ) plus the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received, or such lesser rate as is the maximum permitted by applicable Law . Section 8 . 4 Amendment . This Agreement may be amended by mutual agreement of the Company and Parent at any time before or after the receipt of the Company Stockholder Approval ; provided , however that after the receipt of the Company Stockholder Approval, there shall be no amendment that by Law or in accordance with the rules of any stock exchange requires further approval of the stockholders of the Company . This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto . Section 8 . 5 Extension ; Waiver . At any time prior to the Effective Time, subject to applicable Law, any party hereto may, in an instrument in writing signed on behalf of such party, (a) extend the time for the performance for its benefit of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties made to it by another party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement or condition for its benefit contained herein . Any such extension or waiver shall only be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby . Notwithstanding the foregoing, no failure or delay by the Company, Parent or Acquisition Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder .

66 Section 8 . 6 Expenses ; Transfer Taxes . Except as expressly set forth herein (including the following sentence), all Expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such Expenses, whether or not such transactions are consummated ; provided that Parent shall pay all costs and Expenses in connection with the filings of the notification and report forms under any Antitrust Laws and Investment Screening Laws in connection with the transactions contemplated by this Agreement and the Company shall pay all costs and Expenses in connection with the filing and mailing of the Proxy Statement . Except as provided in Section 3 . 6 , Parent, the Company or the Surviving Corporation shall timely and duly pay all stock transfer, real estate transfer, stamp, documentary and other similar Taxes or fees arising out of or in connection with entering into and implementing this Agreement and consummating the transactions contemplated herein . The Company shall cooperate with Parent, Acquisition Sub and the Surviving Corporation in the preparation, execution and filing of all Tax Returns, questionnaires or other documents with respect to such Taxes . ARTICLE IX GENERAL PROVISIONS Section 9 . 1 Non - Survival of Representations, Warranties and Agreements . The representations, warranties, covenants and agreements in this Agreement and any instrument delivered pursuant hereto by any Person shall terminate at the Effective Time or, except as provided in Section 8 . 2 , upon the termination of this Agreement pursuant to Section 8 . 1 , as the case may be, except that this Section 9 . 1 shall not limit any covenant or agreement of the parties hereto which by its terms contemplates performance after the Effective Time or after termination of this Agreement, including those contained in Section 6 . 6 and Section 6 . 9 . Section 9 . 2 Notices . All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by hand delivery, by prepaid overnight courier (providing written proof of delivery) or by electronic mail with confirmation of receipt (with a courtesy copy concurrently provided by one of the other methods set forth in this Section 9 . 2 ), addressed as follows : if to Parent or Acquisition Sub: 337 Magna Drive Aurora, Ontario, Canada L4G 7K1 Phone: (905) 726 - 2462 Email: Jason.Wolkove@magna.com Attention: Jason Wolkove

67 with a copy (which shall not constitute notice) to: Sidley Austin LLP 787 Seventh Avenue New York, NY 10019 Phone: (212) 839 - 5300 Email: gsaltarelli@sidley.com Attention: Gabriel Saltarelli, Esq. if to the Company: Veoneer, Inc. Klarabergsviadukten 70, Section C6 Box 13089, SE - 103 02 Stockholm, Sweden Phone: Email: A tt e ntion: +46 8 527 762 00 lars.sjobring@veoneer.com Lars Sjöbring with a copy (which shall not constitute notice) to: Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, NY 10001 Phone: (212) 735 - 3000 Em a il: Stephen.Arcano@skadden.com Dohyun.Kim@skadden.com Stephen F. Arcano, Esq. Dohyun Kim, Esq. Attention: or to such other address or electronic mail address for a party as shall be specified in a notice given in accordance with this Section 9.2 . Section 9.3 Interpretation; Certain Definitions . (a) of this Agreement. The parties hereto have participated jointly in the negotiation and drafting In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement . (b) Disclosure of any fact, circumstance or information in any Section of the Company Disclosure Letter or Parent Disclosure Letter shall be deemed to be disclosure of such fact, circumstance or information with respect to any other Section of the Company Disclosure Letter or Parent Disclosure Letter, respectively, if it is reasonably apparent that such disclosure relates to any such other Section ; provided that no such disclosure shall qualify Section 4 . 1 (Organization and Qualification ; Subsidiaries), Section 4 . 2 (a) (Capitalization) or Section 4 . 3 (Authority Relative to Agreement) unless it is set forth or specifically cross referenced in the

68 corresponding Section of the Company Disclosure Letter . The inclusion of any item in the Company Disclosure Letter or Parent Disclosure Letter shall not be deemed to be an acknowledgment that the information is required to be disclosed or admission or evidence of materiality of such item, nor shall it establish any standard of materiality for any purpose whatsoever . (c) The words “hereof,” “herein,” “hereby,” “hereunder” and “herewith” and words of similar import shall refer to this Agreement as a whole and not to any particular provision of this Agreement . The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if” . References to articles, sections, clauses, paragraphs, exhibits, annexes and schedules are to the articles, sections, clauses and paragraphs of, and exhibits, annexes and schedules to, this Agreement, unless otherwise specified, and the table of contents and headings in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement . Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the phrase “without limitation . ” Words describing the singular number shall be deemed to include the plural and vice versa, words denoting any gender shall be deemed to include all genders, words denoting natural persons shall be deemed to include business entities and vice versa and references to a Person are also to its permitted successors and assigns . The phrases “the date of this Agreement” and “the date hereof” and terms or phrases of similar import shall be deemed to refer to the date set forth in the Preamble, unless the context requires otherwise . When used in reference to the Company or its Subsidiaries, the term “material” shall be measured against the Company and its Subsidiaries, taken as a whole . References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder (provided that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute shall be deemed to refer to such statute, as amended, and to any rules or regulations promulgated thereunder, in each case, as of such date) . Terms defined in the text of this Agreement have such meaning throughout this Agreement, unless otherwise indicated in this Agreement, and all terms defined in this Agreement shall have the meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein . Any Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws (provided that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute shall be deemed to refer to such statute, as amended, and to any rules or regulations promulgated thereunder, in each case, as of such date) . All references to “dollars” or “ $ ” refer to currency of the United States of America . All references to “ U . S . ” or the “ United States ” are to the United States of America, including its territories and possessions . Any reference to “days” means calendar days unless Business Days are expressly specified . When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day . Unless otherwise specified, the words “made available to,” “delivered to” or “disclosed to” Parent or Acquisition Sub (or words of similar import) means the documents (x) posted to (and not removed from) the VDR, or otherwise provided to Parent or its Representatives in response to a diligence request from Parent or its Representatives, prior to 12 : 00 pm (New York

69 City time) on the date of this Agreement or (y) included as an exhibit to the Company SEC Documents filed with, or furnished to, the SEC by the Company on or after the Spin Date and prior to the date of this Agreement . Section 9 . 4 Severability . If any term, provision, covenant or restriction of this Agreement or the application thereof to any Person or circumstance is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated . Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in a mutually acceptable manner in order that the Merger be consummated as originally contemplated to the fullest extent possible . Notwithstanding the foregoing, the parties hereto intend that the remedies and limitations thereon contained in Section 8 . 3 (b) be construed as an integral provision of this Agreement and that such remedies and limitations shall not be severable in any manner that increases a party’s liability or obligations hereunder . Section 9 . 5 Assignment . Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties, except that Acquisition Sub may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to Parent or to any direct or indirect wholly - owned subsidiary of Parent, but no such assignment shall relieve Acquisition Sub of any of its obligations under this Agreement or impose any delay or cause any detriment in the parties ability to consummate the transactions contemplated hereby . Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective permitted successors and assigns . Any attempted assignment in violation of this Section 9 . 5 shall be null and void . Section 9 . 6 Entire Agreement . This Agreement (including the exhibits, annexes and appendices hereto) constitutes, together with the Confidentiality Agreement, Clean Team Agreement, the Company Disclosure Letter, the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the parties hereto, or any of them, with respect to the subject matter hereof . Section 9 . 7 No Third Party Beneficiaries . This Agreement is not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder ; provided, however, that it is specifically intended that (A) the D&O Indemnified Parties (with respect to Section 6 . 6 from and after the Effective Time) and (B) the Company Related Parties (with respect to Section 8 . 3 ) are express third party beneficiaries of this Agreement . Section 9 . 8 Governing Law . This Agreement and all Actions (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or the actions of Parent, Acquisition Sub or the Company in the negotiation, administration, performance and enforcement thereof, shall be governed by, and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of

70 Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware. Section 9.9 Specific Performance . (a) The parties hereto acknowledge and agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions . Accordingly, the parties hereto acknowledge and agree that the parties hereto shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof (including the right of a party hereto to cause the other parties hereto to consummate the Merger and the other transactions contemplated by this Agreement), in addition to any other remedy to which they are entitled at law or in equity . Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity . Any party seeking an injunction or any other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to show proof of actual damages or provide any bond or other security in connection with any such Order . (b) To the extent any party hereto brings an Action to specifically enforce the performance of the terms and provisions of this Agreement (other than an Action to enforce specifically any provision that expressly survives the termination of this Agreement), the Outside Date shall automatically be extended to (i) the twentieth ( 20 th) Business Day following the resolution of such Action or (ii) such other time period established by the court presiding over such Action . Section 9.10 Consent to Jurisdiction . (a) Each of the parties hereto hereby (i) expressly and irrevocably submits to the exclusive personal jurisdiction of the state courts of the Delaware Court of Chancery, any other court of the State of Delaware or any federal court sitting in the State of Delaware, in the event any dispute arises out of this Agreement or the transactions contemplated hereby, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any Action relating to this Agreement or the transactions contemplated hereby in any court other than the Delaware Court of Chancery, any other court of the State of Delaware or any federal court sitting in the State of Delaware, (iv) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any Action arising out of or relating to this Agreement and (v) agrees that each of the other parties hereto shall have the right to bring any Action for enforcement of a judgment entered by the state courts of the Delaware Court of Chancery, any other court of the State of Delaware or any federal court sitting in the State of Delaware . Each of Parent, Acquisition Sub and the Company agrees that a final judgment in any Action shall be

71 conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. (b) Each party irrevocably consents to the service of process outside the territorial jurisdiction of the courts referred to in Section 9 . 10 (a) in any such Action by mailing copies thereof by registered or certified United States mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to Section 9 . 2 . However, the foregoing shall not limit the right of a party to effect service of process on the other party by any other legally available method . Section 9 . 11 Counterparts . This Agreement may be executed in multiple counterparts, all of which shall together be considered one and the same agreement . Delivery of an executed signature page to this Agreement by electronic transmission shall be as effective as delivery of a manually signed counterpart of this Agreement . Section 9 . 12 WAIVER OF JURY TRIAL . EACH OF PARENT, ACQUISITION SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ALL RIGHT TO TRIAL BY JURY IN ANY ACTION (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE MERGER, ANY OF THE OTHER TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR THE ACTIONS OF PARENT, ACQUISITION SUB OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF . EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9 . 12 . [Remainder of page intentionally left blank; signature page follows.]

Bassem A. Shakeel Director Michael Smalley Director

IN WITNESS WHEREOF, Parent, Acquisition Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly author ized . INTERNATIONAL INC . [ Signature Page to Agreement and Plan of Merger] By: _;;;; ---- 1r -------- Name: Vincent Title: Executiv. Vice - President and Chief F ancial Officer 2486345 DELAWARE CORPORATION By: --------- , --- , --- , ---- Name: Bassem A. Shakeel Title: Director s ,d " Name: Michael Smal Title: Director

VEONEER, INC. [ Si g natur e Pa ge t o A g r ee m e nt and Plan o f M e r g er]

A - 1 Appendix A As used in this Agreement, the following terms shall have the following meanings: “ Acceptable Confidentiality Agreement ” shall have the meaning set forth in Section 6.5(d) . “ Acquisition Sub ” shall have the meaning set forth in the Preamble . “ Action ” shall mean any claim, demand, action, suit, arbitration, audit, investigation or proceeding. “ Adverse Recommendation Change ” shall have the meaning set forth in Section 6.5(e) . “ Affiliate ” shall have the meaning set forth in Rule 12b - 2 of the Exchange Act. “ Aggregate Merger Consideration ” shall mean the product of (x) the number of shares of Company Common Stock issued and outstanding (other than those shares cancelled pursuant to Section 3.1(a) ) immediately prior to the Effective Time multiplied by (y) the Merger Consideration. “ Agreement ” shall have the meaning set forth in the Preamble . “ Alternative Acquisition Agreement ” shall have the meaning set forth in Section 6 . 5 (b) . “ Antitrust Laws ” shall mean the Sherman Act of 1890 , as amended ; the Clayton Act of 1914 , as amended ; the Federal Trade Commission Act of 1914 , as amended ; the HSR Act, and all other federal, state, foreign or supranational Laws or Orders in effect from time to time that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition . “ Assumed PSU Award ” shall have the meaning set forth in Section 3 . 3 (c) . “ Assumed RSU Award ” shall have the meaning set forth in Section 3 . 3 (b) . “ Blue Sky Laws ” shall mean state securities or “blue sky” laws . “ Book - Entry Evidence ” shall have the meaning set forth in Section 3 . 1 (b) . “ Bribery Act ” shall have the meaning set forth in Section 4 . 21 (a) . “ Business Day ” shall mean any day other than a Saturday, Sunday or a day on which all banking institutions in (i) Stockholm, Sweden, (ii) New York, New York or (iii) Toronto, Ontario, Canada, or Governmental Authorities in the State of Delaware, are authorized or obligated by Law or executive order to close . “ Business Plan ” shall have the meaning set forth in Section 6 . 1 (r) .

A - 2 “ CARES Act ” shall mean the Coronavirus Aid, Relief, and Economic Security Act (H . R . 748 ) and any similar or successor legislation in any applicable jurisdiction, and any subsequent legislation, regulation, memorandum or executive order relating to COVID - 19 , including the Health and Economic Recovery Omnibus Emergency Solutions Act and the Health, Economic Assistance, Liability, and Schools Act and including the Memorandum for the Secretary of the Treasury signed by President Trump on August 8 , 2020 . “ CEO Direct Report ” shall mean (i) each direct report of the Chief Executive Officer of the Company listed in the “Strategy Board and CEO Director Reports” slide provided to Parent in 6.1 of the VDR, and (ii) each direct report of any such individual identified in clause (i). “ Certificate of Merger ” shall have the meaning set forth in Section 2.3(a) . “ Certificates ” shall have the meaning set forth in Section 3.1(b) . “ Clean Team Agreement ” means the Clean Team Confidentiality Agreement, dated May 20, 2021 by and between the Company and Parent. “ Closing ” shall have the meaning set forth in Section 2.2 . “ Closing Date ” shall have the meaning set forth in Section 2.2 . “ Code ” shall mean the Internal Revenue Code of 1986. “ Company ” shall have the meaning set forth in the Preamble. “ Company 401(k) Plan ” means the Veoneer, Inc. 401(k) Profit Sharing Plan and Trust, as amended from time to time. “ Company Benefit Plan ” shall mean (a) each “employee benefit plan” (within the meaning of Section 3 (3) of ERISA, whether or not subject to ERISA), and (b) each other employment, individual consulting, bonus, commission, stock option, stock purchase, stock unit, or other equity - based, tax gross - up, relocation, benefit, incentive compensation, profit sharing, savings, retirement, disability, insurance, vacation, incentive, deferred compensation, severance, separation, termination, retention, change of control and other similar fringe perquisite, health or, welfare benefit or other employee benefit plans, benefit programs, benefit agreements, benefit contracts, benefit policies or benefit arrangements (whether or not in writing), in each case, (i) which is maintained or contributed, or required to be maintained or contributed to, by the Company or any of its Subsidiaries or with respect to which the Company or any of its Subsidiaries is a party, or (ii) with respect to which the Company or any of its Subsidiaries has or may have any liability . “ Company Board ” shall have the meaning set forth in the Recitals. “ Company Bylaws ” shall have the meaning set forth in Section 4.1 . “ Company Capital Stock ” shall have the meaning set forth in Section 4.2(a) . “ Company Charter ” shall have the meaning set forth in Section 4.1 .

A - 3 “ Company Common Stock ” shall have the meaning set forth in the Recitals. “ Company Data ” means all confidential data, information, and data compilations contained in the IT Systems or any databases of the Company and its Subsidiaries, including Personal Data, that are used by, and in the business of, the Company and its Subsidiaries . “ Company Disclosure Letter ” shall mean the disclosure letter delivered by the Company to Parent simultaneously with the execution of this Agreement . “ Company Equity Awards ” shall mean, collectively, (i) Company Options and (ii) Company Stock Units . “ Company Equity Plan ” shall mean, collectively, the Company’s 2018 Stock Incentive Plan and the Company’s 2021 Stock Incentive Plan . “ Company Intellectual Property Rights ” shall mean (i) all Company Owned IP and (ii) all Intellectual Property Rights that are licensed to the Company or any of its Subsidiaries for use by the Company or any of its Subsidiaries in their respective businesses . “ Company Material Adverse Effect ” shall mean any change, event, effect or circumstance which, individually or in the aggregate (x) has resulted in or would reasonably be expected to result in a material adverse effect on the business, assets, operations, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole ; (y) has prevented or materially delayed or materially impaired or would reasonably be expected to prevent or materially delay or materially impair, the ability of the Company to consummate the Merger and the other transactions contemplated by this Agreement ; provided, however, that changes, events, effects or circumstances which, directly or indirectly, to the extent they relate to or result from the following shall be excluded for the purposes of clause (x) from the determination of Company Material Adverse Effect : (i) any change, event, effect or circumstance generally affecting any of the industries or markets in which the Company or its Subsidiaries operate ; (ii) any change in any Law or GAAP (or changes in interpretations of any Law or GAAP) and, to the extent relevant to the business of the Company and its Subsidiaries, in any legal or regulatory requirement or condition or the regulatory enforcement environment ; (iii) general economic, regulatory or political conditions (or changes therein) or conditions (or changes therein or disruptions thereof) in the financial, credit, banking or securities markets (including changes in interest or currency exchange rates) in any country or region in which the Company or its Subsidiaries conduct business ; (iv) any acts of God, natural disasters, force majeure events, terrorism, sabotage, armed hostilities, sabotage, declared or undeclared acts of war, epidemics, pandemics or disease outbreaks (including, for the avoidance of doubt, COVID - 19 , any COVID Measures, or effects thereof), or any escalation or worsening of any of the foregoing ; (v) the execution, announcement, consummation or existence of this Agreement or the transactions contemplated hereby, including by reason of the identity of Parent or any communication by Parent or its Subsidiaries regarding the plans or intentions of Parent with respect to the conduct of the business or the operations or strategy of the Company or any of its Subsidiaries and including the impact of any of the foregoing on any relationships (contractual or otherwise) with customers, suppliers, landlords, vendors, collaboration or joint venture partners, employees or regulators (it being understood and agreed that this clause (v) shall not apply with respect to any breach of the

A - 4 representations and warranties in Section 4.4(a) of this Agreement that are intended to address the consequences of the execution, announcement, consummation or existence of this Agreement); (vi) any termination by the Specified Person, or enforcement by the Specified Person, of rights under the Specified Agreement or any consequences resulting therefrom, including the impact of any of the foregoing on any relationships (contractual or otherwise) with customers, suppliers, landlords, vendors, collaboration or joint venture partners, employees or regulators; (vii) any action taken pursuant to, or required by, the terms of this Agreement or with the consent or at the direction of Parent or Acquisition Sub (or any action not taken as a result of the failure of Parent to consent to any action requiring Parent’s consent); (viii) any changes in the market price or trading volume of the Company Common Stock, any failure by the Company or its Subsidiaries to meet internal, analysts’ or other earnings estimates or financial projections or forecasts for any period, any changes in credit ratings and any changes in any analysts’ recommendations or ratings with respect to the Company or any of its Subsidiaries (provided, that the facts or occurrences giving rise to or contributing to such changes or failure that are not otherwise excluded from the definition of “Company Material Adverse Effect” may be taken into account in determining whether there has been a Company Material Adverse Effect); (ix) any matter to the extent the adverse consequences or effects of which have been described in reasonable detail or are reasonably apparent on their face in the publicly available Company SEC Documents filed with or furnished to the SEC by the Company on or after the Spin Date and prior to the date of this Agreement (other than any disclosures set forth under the headings “Risk Factors” or “Forward - Looking Statements,” any disclosure in any section relating to forward - looking statements and any other statements that are predictive or forward - looking in nature other than historical facts included therein) or in the Company Disclosure Letter; and (x) any litigation or claim threatened or initiated by stockholders of the Company against the Company, any of its Subsidiaries or any of their respective officers or directors, in each case, arising out of or relating to the execution of this Agreement or the transactions contemplated hereby; provided that any effect referred to in the foregoing clauses (i), (ii), (iii) or (iv) may be taken into account if such effect has a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, as compared to other participants in the industries or geographic locations in which the Company and its Subsidiaries operate, but in such case, solely to the extent of such disproportionate impact. “ Company Material Contract ” shall have the meaning set forth in Section 4.16(a) . “ Company Option ” shall mean each outstanding option to purchase shares of Company Common Stock issued under any Company Equity Plan or otherwise. “ Company Option Consideration ” shall have the meaning set forth in Section 3.3(a) . “ Company Owned IP ” shall have the meaning set forth in Section 4.14(a) . “ Company Permits ” shall have the meaning set forth in Section 4.5(a) . “ Company Privacy Policies ” means the written (a) internal or external data protection, data usage, privacy and security policies of the Company with respect to Personal Data, (b) public commitments to the general public with respect to privacy, security, or the Processing of Personal Data, and (c) policies and obligations applicable to the Company or its Subsidiaries as a result of any certification with respect to privacy, security, or the Processing of Personal Data .

A - 5 “ Company Products ” means all (i) products or services designed, produced, or licensed, sold or offered for sale under a Trademark of the Company or its Subsidiaries by the Company or any of its Subsidiaries, (ii) products or services previously designed, produced or licensed, sold or offered for sale under a Trademark of the Company or its Subsidiaries by the Company or any of its Subsidiaries, to the extent that they remain supported by or on behalf of the Company or any of its Subsidiaries, and (iii) products currently under development by the Company or any of its Subsidiaries, either independently or jointly with others, to the extent of control thereof by the Company or its Subsidiaries, with any other Person and that are currently scheduled in the Company’s development and commercialization plan therefor to be commercially launched within twelve (12) months after the date hereof, in their current form . “ Company PSU ” shall mean each performance stock unit (or “performance share” award) granted pursuant to a Company Equity Plan or otherwise that vests on the basis of time and the achievement of performance targets and pursuant to which the holder has a right to receive shares of Company Common Stock or cash following the vesting or lapse of restrictions applicable to such performance stock unit (or “performance share” award) . “ Company PSU Consideration ” shall have the meaning set forth in Section 3 . 3 (c) . “ Company Recommendation ” shall mean the recommendation of the Company Board that the stockholders of the Company vote in favor of the adoption of this Agreement and the approval of the Merger and the other transactions contemplated herein. “ Company Registered IP ” means all Patents, Trademarks, Copyrights and Domain Names that are included in the Company Owned IP and that are registered, issued or the subject of a pending application . “ Company Related Parties ” shall have the meaning set forth in Section 8 . 3 (b) . “ Company RSU ” shall mean each restricted stock unit granted pursuant to a Company Equity Plan or otherwise that vests solely on the basis of time and pursuant to which the holder has a right to receive shares of Company Common Stock or cash following the vesting or lapse of restrictions applicable to such restricted stock unit. “ Company RSU Consideration ” shall have the meaning set forth in Section 3.3(b) . “ Company SEC Documents ” shall have the meaning set forth in Section 4.6(a) . “ Company Securities ” shall mean, collectively, the Company Common Stock, Company Options and Company Stock Units. “ Company Service Provider ” means an employee, individual consultant, individual independent contractor, individual self - employed contractor, leased or temporary employee or director of the Company or any of its Subsidiaries . “ Company Stock Units ” shall mean any of the Company RSUs and the Company PSUs . “ Company Stockholder Approval ” shall have the meaning set forth in Section 4 . 3 (a) .

A - 6 “ Company Stockholders Meeting ” shall have the meaning set forth in Section 6 . 2 (c) . “ Company Technology ” means all Technology that is used by the Company or any of its Subsidiaries and is embodied in, or used in connection with the development, testing, manufacturing, operation or support of, the Company Products . “ Competing Proposal ” shall have the meaning set forth in Section 6 . 5 (h)(i) . “ Confidentiality Agreement ” shall mean the Amended and Restated Mutual Confidentiality and Non - Disclosure Agreement dated May 19, 2021 between Parent and the Company. “ Consent ” shall have the meaning set forth in Section 4.4(b) . “ Continuation Period ” shall have the meaning set forth in Section 6.9(a) . “ Continuing Employees ” shall have the meaning set forth in Section 6.9(a) . “ Contract ” shall mean any written contract, subcontract, lease, sublease, conditional sales contract, purchase order, sales order, task order, delivery order, license, indenture, note, bond, loan, instrument, understanding, permit, concession, franchise, commitment or other agreement . “ control ” (including the terms “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by Contract or credit arrangement or otherwise . “ Convertible Notes ” shall mean the Company’s outstanding 4 . 00 % Convertible Senior Notes due 2024 . “ Convertible Notes Indenture ” shall mean the Indenture, dated as of May 28 , 2019 , between the Company and U . S . Bank National Association, as trustee, with respect to the Convertible Notes . “ COVID - 19 ” shall mean SARS - CoV - 2 and its disease commonly known as COVID - 19 , and any evolutions or additional strains, variations or mutations thereof or any related or associated epidemics, pandemic or disease outbreaks . “ COVID Measures ” shall mean any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, directive, guidelines or recommendations promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID - 19 , including the CARES Act and the Families First Coronavirus Response Act . “ D&O Indemnified Parties ” shall have the meaning set forth in Section 6.6(a) .

A - 7 “ Data Processor ” means a natural or legal Person that Processes Personal Data on behalf of and at the direction of the Company or its Subsidiaries . “ DGCL ” shall have the meaning set forth in the Recitals . “ Dissenting Shares ” shall have the meaning set forth in the Section 3 . 5 . “ Effective Time ” shall have the meaning set forth in Section 2 . 3 (a) . “ Environmental Laws ” shall mean all Laws relating to pollution or protection of the environment or human health (with regard to exposure to Hazardous Materials), including Laws relating to Releases of harmful or deleterious materials and the manufacture, processing, distribution, use, treatment, storage, Release, transport or handling of harmful or deleterious materials, including the Federal Water Pollution Control Act ( 33 U . S . C . † 1251 et seq . ), the Resource Conservation and Recovery Act of 1976 ( 42 U . S . C . † 6901 et seq . ), the Safe Drinking Water Act ( 42 U . S . C . † 3000 (f) et seq . ), the Toxic Substances Control Act ( 15 U . S . C . † 2601 et seq . ), the Clean Air Act ( 42 U . S . C . † 7401 et seq . ), the Oil Pollution Act of 1990 ( 33 U . S . C . † 2701 et seq . ), the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ( 42 U . S . C . † 9601 et seq . ), the Endangered Species Act of 1973 ( 16 U . S . C . † 1531 et seq . ), and other similar domestic (federal, state or local), foreign, national or supra - national Laws, in effect as of the date hereof . “ ERISA ” shall mean the Employee Retirement Income Security Act of 1974 . “ ERISA Affiliate ” shall mean, for any Person, each trade or business, whether or not incorporated, that, together with such Person, would (at any relevant time) be deemed a “single employer” within the meaning of Section 4001 (b) of ERISA or Section 414 of the Code . “ Exchange Act ” shall mean the Securities Exchange Act of 1934, as amended. “ Exchange Fund ” shall have the meaning set forth in Section 3.2(a) . “ Existing D&O Insurance Policies ” shall have the meaning set forth in Section 6.6(c) . “ Expenses ” shall mean all out - of - pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its Affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Proxy Statement and all SEC and other regulatory filing fees incurred in connection with the Proxy Statement, any filing with, and obtaining of any necessary action or non - action, Consent or approval from any Governmental Authority pursuant to any Antitrust Laws, Investment Screening Laws or other applicable Laws, engaging the services of the Paying Agent, any other filings with the SEC and all other matters related to the Closing and the other transactions contemplated by this Agreement . “ Export Control Laws ” shall mean (i) the U . S . Export Administration Regulations and all other Laws adopted by Governmental Authorities of the United States, the European Union and its Member States, and the United Kingdom and other countries relating to import and export

A - 8 controls and (ii) the anti - boycott regulations administered by the U.S. Department of Commerce and the U.S. Department of the Treasury. “ FCPA ” shall have the meaning set forth in Section 4.21(a) . “ Financial Advisors ” shall have the meaning set forth in Section 4.23 . “ GAAP ” shall mean the United States generally accepted accounting principles. “ Governmental Authority ” shall mean any United States (federal, state or local) or foreign government, or any governmental, regulatory, judicial or administrative authority, agency, court or commission, or any other body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, regulatory or taxing authority or power of any nature . “ Hazardous Materials ” shall mean all substances (i) defined as hazardous substances, oils, pollutants or contaminants in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C . F . R . † 300 . 5 , (ii) defined as hazardous substances, hazardous materials, pollutants, contaminants, toxic substances (or words of similar import) by or regulated as such under, or giving rise to liability under, any Environmental Law, or (iii) any petroleum or petroleum - derived products, radioactive materials or wastes, asbestos in any form, mold reasonably likely to have a material adverse impact on human health or property, urea formaldehyde foam insulation, polychlorinated biphenyls, and per - and polyfluoroalkyl substances . “ HSR Act ” shall mean the Hart - Scott - Rodino Antitrust Improvements Act of 1976 , as amended, and the rules and regulations thereunder . “ Information Security Program ” means a written information security program with respect to Personal Data, that includes : (i) written policies and procedures regarding Personal Data owned, controlled, maintained, held, or Processed by the Company or its Subsidiaries, and the Processing thereof ; (ii) administrative, technical and physical safeguards to protect the security, confidentiality, and integrity of such Personal Data and specify reasonable obligations with respect to the foregoing on Data Processors with respect to such Personal Data ; (iii) incident response with respect to Security Breaches, and security plans and procedures, with respect to such Personal Data ; and (iv) to the extent not covered by (ii) above, protections against Security Incidents, Malicious Code, and against loss, misuse or unauthorized access to and Processing of such Personal Data and, as applicable, IT Systems which Process such Personal Data, and specify reasonable obligations with respect to the foregoing on Data Processors with respect to such Personal Data “ Intellectual Property Rights ” means all intellectual property, as they exist anywhere in the world, registered or unregistered, and all worldwide common law and statutory rights in : (i) issued patents and pending patent applications (which for purposes of this Agreement shall include utility models, design patents, industrial designs, certificates of invention and applications for certificates of invention and priority rights) in any country or region, including all reissues, re - examinations, divisionals, renewals, extensions, provisionals, continuations and continuations - in - part thereof (“ Patents ”) ; (ii) copyrights, copyright registrations and applications therefor and all copyrightable works, and all proprietary rights corresponding thereto throughout the world however denominated, including all rights of authorship, use, publication, reproduction,

A - 9 distribution, performance, transformation, and rights of ownership of copyrightable works and all registrations thereof and rights to register and obtain renewals and extensions of such registrations, together with all other copyright - related interests accruing by reason of international treaties or conventions (“ Copyrights ”) ; (iii) industrial designs and any registrations and applications therefor ; (iv) such rights in trademarks, registered trademarks, applications for registration of trademarks, service marks, registered service marks, applications for registration of service marks, trade names, registered trade names and applications for registration of trade names, and including all intent to use any of the foregoing if not registered or subject to a pending application (“ Trademarks ”) ; (v) such rights in “trade secrets” as defined in the Uniform Trade Secrets Act and, as applicable, under corresponding foreign statutory and common law) and such rights in other proprietary or confidential information, including, as recognized under applicable Law, rights to limit the use or disclosure thereof by any Person (“ Trade Secrets ”) ; (vi) such rights with respect to databases and data collections ; (vii) mask work proprietary rights and semiconductor chip proprietary rights, and all registrations and applications for registration with respect thereto ; (viii) such rights in Internet domain names, Internet Protocol addresses and social media identifiers (“ Domain Names ”) ; and (ix) any other intellectual property rights of any kind or nature . “ Intervening Event ” has the meaning set forth in Section 6.5(h)(iii) . “ Investment Screening Laws ” shall mean any Laws or Orders designed or intended to screen, prohibit, restrict or regulate investments on public order or national security grounds . “ IRS ” shall mean the Internal Revenue Service. “ IT Assets ” means all computer systems, including hardware, firmware, middleware and platforms, interfaces, systems, networks, information technology equipment, infrastructure, workstations, switches, data communications lines and associated documentation owned or leased and controlled by the Company or any of its Subsidiaries in connection with the conduct of their businesses . “ IT Systems ” mean the hardware, software, firmware, middleware, equipment, electronics, platforms, servers, workstations, routers, hubs, switches, interfaces, data, databases, data communication lines, network and telecommunications equipment, websites and Internet - related information technology infrastructure, and data communications or other information technology equipment, owned or leased by or licensed to and controlled by the Company or any of its Subsidiaries and used to Process Company Data in the conduct of the business of the Company and its Subsidiaries . “ Key Company Customers ” has the meaning set forth in Section 4 . 19 (a) . “ Key Company Supplier ” has the meaning set forth in Section 4 . 19 (b) . “ Knowledge ” shall mean the actual knowledge of the following officers and employees of the Company or Parent, as applicable, following reasonable investigation and inquiry : (i) for the Company : Jan Carlson, Ray Pekar and Lars Sjobring ; and (ii) for Parent : Seetarama (Swamy) Kotagiri, Vincent J . Galifi and Bruce R . Cluney .

A - 10 “ Law ” shall mean any and all domestic (federal, state or local), foreign, national or supra - national laws (statutory, common, or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, guideline, orders, judgments or decrees or other similar requirement enacted, adopted, promulgated or applied by any Governmental Authority, including any COVID Measures . “ Leased Real Property ” shall have the meaning set forth in Section 4.17(a) . “ Lien ” shall mean liens, claims, mortgages, encumbrances, pledges, security interests or charges of any kind including licenses or other grants of Intellectual Property Rights . “ Malicious Code ” means any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “ransomware,” or “worm” (as such terms are commonly understood in the software industry) or any other code maliciously implemented to perform any of the following functions : (a) disrupting, disabling, harming, interfering with or otherwise impeding in any manner the operation of, or providing access to, a computer system or network or other device on which such code is stored or installed, without authorization ; or (b) damaging or destroying any data or file without the user’s consent . “ Maximum Amount ” shall have the meaning set forth in Section 6 . 6 (c) . “ Measurement Date ” shall have the meaning set forth in Section 4 . 2 (a) . “ Merger ” shall have the meaning set forth in the Recitals . “ Merger Consideration ” shall have the meaning set forth in Section 3.1(b) . “ New Plans ” shall have the meaning set forth in Section 6.9(d) . “ Notice of Adverse Recommendation ” shall have the meaning set forth in Section 6.5(e) . “ Notice Period ” shall have the meaning set forth in Section 6.5(f) . “ NYSE ” shall have the meaning set forth in Section 4.4(b) . “ Old Plans ” shall have the meaning set forth in Section 6.9(d) . “ Open License Terms ” means the applicable terms and conditions governing the licensing of “open source software”, “free software” or “copyleft” software that requires as a condition of its use, modification or distribution that it, or other software into which such software is incorporated, integrated or with which such software is combined or that is derived from or linked to such software, be disclosed or distributed in source code form, or be licensed, distributed or conveyed under the same terms as such Contract (including software licensed under the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, Microsoft Shared Source License, Common Public License, Artistic License, Netscape Public License, Sun Community Source License (SCSL), Sun Industry Standards License (SISL), Apache License and any license listed at www . opensource . org) .

A - 11 “ Order ” shall mean any decree, judgment, injunction or other order by or with any Governmental Authority. “ Outside Date ” shall have the meaning set forth in Section 8.1(b)(i) . “ Owned Real Property ” shall have the meaning set forth in Section 4.17(a) . “ Parent ” shall have the meaning set forth in the Preamble. “ Parent Common Stock ” means Common Shares, as defined in the Restated Articles of Incorporation of Parent. “ Parent Disclosure Letter ” shall mean the disclosure letter delivered by Parent to the Company simultaneously with the execution of this Agreement. “ Parent Material Adverse Effect ” shall mean any change, event, effect or circumstance which, individually or in the aggregate, has prevented or materially delayed or materially impaired or would reasonably be expected to prevent or materially delay or materially impair, the ability of Parent to consummate the Merger and the other transactions contemplated by this Agreement . “ Parent Organizational Documents ” shall mean the certificate of incorporation, bylaws (or equivalent organizational or governing documents), and other organizational or governing documents, agreements or arrangements, each as amended to date, of each of Parent and Acquisition Sub . “ Paying Agent ” shall have the meaning set forth in Section 3 . 2 (a) . “ Paying Agent Agreement ” shall have the meaning set forth in Section 3 . 2 (a) . “ Payoff Letter ” shall have the meaning set forth in Section 6 . 11 (a) . “ Permitted Lien ” shall mean (a) any Lien for Taxes, utilities, landlords and other governmental charges not yet due and payable or that are being contested in good faith by any appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP, (b) Liens securing indebtedness or liabilities that are reflected in the Company SEC Documents or incurred in the ordinary course of business since the end of the most recent fiscal year for which an Annual Report on Form 10 - K has been filed by the Company with the SEC, (c) such Liens or other imperfections of title, if any, that do not individually or in the aggregate, materially and adversely affect the ability of the Company or its Subsidiaries, as the case may be, to use a particular parcel of Owned Real Property or Leased Real Property for its intended purpose and in a manner consistent with the Company and its Subsidiaries’ past practices (prior to the date hereof), including (i) easements or claims of easements whether or not shown by the public records, boundary line disputes, overlaps, encroachments and any matters not of record which would be disclosed by an accurate survey or a personal inspection of the property, (ii) rights of parties in possession, and (iii) title to any portion of the premises lying within the right of way or boundary of any public road or private road, (d) Liens imposed or promulgated by Laws with respect to real property and improvements, including zoning regulations, permits, licenses, utility easements, rights of way and similar Liens imposed or promulgated by any Governmental

A - 12 Authority that are not yet due and payable or that are being contested in good faith by any appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP, (e) Liens disclosed on existing title reports or existing surveys, (f) mechanics’, carriers’, workmen’s, repairmen’s, materialmen’s, warehousemen’s, suppliers’, cashiers’ and similar Liens incurred in the ordinary course of business or arising by operation of law or that are not otherwise material with respect to which adequate accruals or reserves have been established in accordance with GAAP, (g) non - exclusive licenses or other grants of Intellectual Property Rights in the ordinary course of business, (h) covenants, conditions, restrictions, rights of way, servitudes, encroachments, permits and oil, gas, mineral and any mining reservations, rights, licenses and leases that do not materially impair the value, occupancy or use of such real property, (i) deposits made in the ordinary course of business to secure payments of worker’s compensation, unemployment insurance or other types of social security benefits or the performance of bids, tenders, sales, Contracts, public or statutory obligations, and surety, stay, appeal, customs or performance bonds, in each case, arising in the ordinary course of business, (j) Liens resulting from securities Laws, (k) Liens incurred in the ordinary course of business in connection with any purchase money security interests (other than mortgage debt) for personal property, equipment leases or similar financing arrangements, and reflected on the Company’s or its Subsidiaries’ financial statements disclosed to Parent, (l) Liens created by (or at the request of) Parent, Acquisition Sub or any of their respective Affiliates, (m) Liens that will be removed prior to or at the Effective Time and (n) Liens securing indebtedness or liabilities listed under the caption “Definitions – Permitted Liens” on the Company Disclosure Letter . “ Person ” shall mean an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a Governmental Authority . “ Personal Data ” means information reasonably capable of being associated with an identified or identifiable person, device, or household, to the extent specified by the applicable Privacy Requirement, which may include : (a) a natural person’s name, street address or specific geolocation information, date of birth, telephone number, email address, online contact information, photograph, biometric data, Social Security number, driver’s license number, passport number, tax identification number, any government - issued identification number, financial account number, credit card number, any information that would permit access to a financial account, a user name and password that would permit access to an online account, health information, insurance account information, any persistent identifier such as customer number held in a cookie, an Internet Protocol address, a processor or device serial number, or a unique device identifier ; or (b) other data that is “personal data,” “personal information,” “protected health information,” “nonpublic personal information,” or other similar terms as defined by Privacy Requirements, in each case (a) and (b) possessed or controlled by the Company or its Subsidiaries . “ Privacy Requirements ” means any and all Laws, applicable industry standards and Contracts to the extent specifying obligations regarding the protection or governing the Processing of Personal Data that are applicable to the Company or any of its Subsidiaries, including, but not limited to : (a) the CAN - SPAM Act of 2003 , 15 U . S . C . † 7701 , et seq .; the Telephone Consumer Protection Act, 47 U . S . C . † 227 , et seq .; HIPAA ; the Family Educational Rights and Privacy Act of 1974 , 20 U . S . C . † 1232 g, et seq .; the Children’s Online Privacy Protection Act 15 U . S . C . † 6501 , et seq .; the Fair Credit Reporting Act, 15 U . S . C . † 1681 , et seq .; the Gramm - Leach - Bliley

A - 13 Act, 15 U . S . C . † 6801 , et seq .; the Electronic Communications Privacy Act, 18 U . S . C . †† 2510 - 22 ; the Stored Communications Act, 18 U . S . C . †† 2701 - 12 , et seq .; the California Consumer Privacy Act, Cal . Civ . Code † 1798 . 100 , et seq .; the California Customer Records Act, Cal . Civ . Code †† 1798 . 80 to 84 ; California Online Privacy Protection Act, Cal . Bus . & Prof . Code † 22575 , et seq .; the New York Department of Financial Services Cybersecurity Regulation, 23 N . Y . C . R . R . † 500 , et seq .; the South Carolina Privacy of Consumer Financial and Health Information Regulation, South Carolina Code † 69 - 58 , et seq .; Massachusetts Gen . Law Ch . 93 H, 201 C . M . R . † 17 . 00 , et seq .; Nev . Rev . Stat . 603 A, et seq .; Cal . Civ . Code † 1798 . 82 , et seq .; N . Y . Gen . Bus . Law † 899 - aa, et seq .; N . Y . Gen . Bus . Law † 899 - bb, et seq .; 11 N . Y . C . R . R . † 420 , et seq .; 11 N . Y . C . R . R . † 421 , et seq .; the Illinois Biometric Information Privacy Act, 740 I . L . C . S . † 14 , et seq .; the European Union’s Directive on Privacy and Electronic Communications ( 2002 / 58 /EC) ; the General Data Protection Regulation ( 2016 / 679 ) ; U . S . state and federal Laws that prohibit unfair or deceptive acts and practices, such as the Federal Trade Commission Act, 15 U . S . C . † 45 , et seq .; and all other Laws and binding regulations with respect to data protection, information security, cybercrime, Security Incident notification, social security number protection and otherwise to privacy matters (including online privacy) with respect to the applicable jurisdictions ; (b) each Contract to the extent specifying obligations with respect to the Processing of Personal Data applicable to the Company or its Subsidiaries ; and (c) each applicable written rule, code of conduct or other requirement of self - regulatory bodies to which the Company or its Subsidiaries has specifically agreed in writing to be bound, as well as, to the extent applicable, the Payment Card Industry Data Security Standard . “ Processing ”, “ Process ” or “ Processed ” means any collection, access, acquisition, storage, protection, use, recording, maintenance, operation, dissemination, re - use, disposal, disclosure, re - disclosure, deletion, destruction, transmission, modification, or any other processing (as defined by Privacy Requirements) of Company Data . “ Proposed Financing ” shall have the meaning set forth in Section 6 . 10 (a) . “ Proxy Statement ” shall have the meaning set forth in Section 6 . 2 (a) . “ Public Software ” means any software, database, libraries or other code that is licensed under Open License Terms . “ Specified Agreement ” shall mean that certain agreement set forth on Section 4 . 16 (a)(ii)(1) of the Company Disclosure Letter . “ Specified Person ” shall the Company’s counterparty to the Specified Agreement . “ Real Property Leases ” shall have the meaning set forth in Section 4 . 17 (b) . “ Release ” shall mean any actual or threatened release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration of Hazardous Materials, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater, real property or indoor or outdoor environment .

A - 14 “ Representatives ” shall mean, as to any Person, such Person’s Affiliates and its and their respective directors, officers, employees, agents, advisors, consultants, representatives and controlling Persons and any representatives of the foregoing . “ Required Information ” shall mean such historical financial and other information regarding the Company and its Subsidiaries as is customarily required in connection with the execution of financings of a type similar to a Proposed Financing as reasonably requested by Parent in connection with a Proposed Financing, including (a) the audited consolidated balance sheet of the Company as of the last day of each fiscal year ending December 31 , 2018 , December 31 , 2019 and December 31 , 2020 and each other fiscal year ending after December 31 , 2020 and at least sixty (60) days prior to the Closing Date, the related audited consolidated statements of operations and cash flows of the Companies and changes in members’ capital accounts for the fiscal year then ended and (b) the unaudited consolidated balance sheet of the Company as of the last day of each fiscal quarter ending at least forty (40) days prior to the Closing Date and the related unaudited consolidated statements of operations and cash flows of the Company . All Required Information referred to in the prior sentence shall be prepared in accordance with GAAP . Required Information shall also include (i) financial data, a business description, a customary “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, it being agreed that such sections that have historically been included in the Company’s Exchange Act reports shall satisfy such requirement and customary due diligence materials with respect to the Company of the type and form customarily included in an offering memorandum for private placements of notes under Rule 144 A promulgated under the Securities Act, and as necessary to receive from the Company’s auditor (and any other auditor to the extent financial statements audited or reviewed by such auditor are or would be included in such offering memorandum), customary “comfort” (including “negative assurance” comfort) with respect to the financial information of the Company to be included in such offering memorandum, (ii) the consents of accountants for use of their unqualified audit reports in any materials relating to the applicable Proposed Financing, and (iii) any replacements or restatements of, and supplements to, the information specified in items (a) or (b) above if any such information would go stale or otherwise be unusable for such purposes . Notwithstanding the foregoing, no Subsidiary of the Company shall be required to prepare any stand - alone financial statements, nor shall the Company be required to prepare any information required by Rule 3 - 10 , 3 - 16 or Article 13 of Regulation S - X, or any executive compensation information . “ Sanctions Laws ” shall mean any Law related to economic or financial sanctions imposed, administered or enforced by the Office of Foreign Assets Control of the U . S . Department of the Treasury, the U . S . Department of State, the United Nations, or Her Majesty’s Treasury of the United Kingdom and Governmental Authorities in the European Union and any of its Member States and any other relevant jurisdiction . “ SDR ” means Swedish depository receipts. “ SEB ” shall have the meaning set forth in Section 6.2(c) . “ SEC ” shall mean the Securities and Exchange Commission. “ Secretary ” shall have the meaning set forth in Section 2.3(a) .

A - 15 “ Securities Act ” shall mean the Securities Act of 1933, as amended. “ Security Incident ” means an unauthorized Processing of Personal Data, an unauthorized access to the IT Systems, or any incident that requires notification to any Person with respect to Personal Data of such Person, or to any Governmental Authority, in each case under Privacy Requirements . “ Solvent ” shall have the meaning set forth in Section 5.11 . “ Source Code ” means the source code (i . e . , software code in its original, human readable, un - compiled form) of any Company Products, together with any extracts, portions or segments thereof . “ Spin Date ” shall mean the effective date of the Company’s spin - off from Autoliv Inc . , which, for purposes of this agreement, shall mean June 29 , 2018 . “ Subsidiary ” of any Person, shall mean any corporation, partnership, joint venture or other legal entity of which such Person (either above or through or together with any other subsidiary), owns, directly or indirectly, more than 50 % of the stock or other equity interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity . “ Superior Proposal ” shall have the meaning set forth in Section 6.5(h)(ii) . “ Surviving Corporation ” shall have the meaning set forth in Section 2.1 . “ Tail Coverage ” shall have the meaning set forth in Section 6.6(c) . “ Takeover Laws ” has the meaning set forth in Section 4.25 . “ Tax ” or “ Taxes ” shall mean any and all taxes, fees, levies, duties, tariffs, imposts, and other similar charges (together with any and all interest, penalties and additions to tax) imposed by any Governmental Authority, including taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, or net worth ; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes ; customs duties, tariffs ; and any other taxes, governmental fees, assessments or other obligations of the same or of a similar nature to any of the foregoing . “ Tax Matters Agreement ” shall have the meaning set forth in Section 4.15(j) . “ Tax Returns ” shall mean returns, reports and information statements, including any schedule or attachment thereto, with respect to Taxes required to be filed with the IRS or any other Governmental Authority or taxing authority, including any claim for refund or amended return . “ Technology ” means all items embodying any Intellectual Property Rights, including all technology from which such items were or are derived, including : (i) works of authorship (including software, firmware, games and middleware in source code and executable code form,

A - 16 architecture, databases, plugins, libraries, APIs, interfaces, algorithms and documentation) ; (ii) inventions (whether or not patentable), designs, discoveries and improvements of the foregoing ; (iii) proprietary technical data and information and know - how ; (iv) databases, data compilations and collections of data, and customer and technical data ; (v) proprietary methods and processes ; and (vi) proprietary devices, prototypes, designs, specifications and schematics . “ Termination Fee ” shall mean an amount equal to $110 million. “ Third Party ” shall mean any Person or group other than Parent, Acquisition Sub and their respective Affiliates and Representatives acting on their behalf . “ Treasury Regulations ” shall mean the income tax regulations promulgated under the Code. “ VDR ” shall have the meaning set forth in Section 4.26(a) . “ WARN ” shall have the meaning set forth in Section 4.13(b) . “ Willful Breach ” means a deliberate act or a deliberate failure to act, taken or not taken with the actual knowledge that such act or failure to act would, or would reasonably be expected to, result in or constitute a material breach ; provided that Willful Breach shall not include any such breach by the Company’s third party Representatives if the Company has instructed such third party Representative to comply with the applicable terms of this Agreement .